


AutoZone®

Our Pledge Starts With Our Customers







2007 Annual Report







Corporate Profile

AutoZone is the leading retailer and a leading distributor of automotive replacement parts and accessories in the United States. The Company also operates stores in Puerto Rico and Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories, and non-automotive products. Many stores also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages. AutoZone also sells the ALLDATA brand diagnostic and repair software. On the web, AutoZone sells diagnostic and repair information, and auto and light truck parts through www.autozone.com.

Selected Financial Data

(Dollars in millions, except per share data)	Fiscal Year Ended August				
	2003	2004	2005	2006	**2007**
Net Sales	$5,457	$5,637	$5,711	$5,948	**$6,170**
Operating Profit	$ 918	$ 999	$ 976	$1,010	**$1,055**
Diluted Earnings per Share	$ 5.34	$ 6.56	$ 7.18	$ 7.50	**$ 8.53**
After-Tax Return on Invested Capital	23.4%	25.1%	23.9%	22.2%	**22.7%**
Domestic Same Store Sales Growth	3.2%	0.2%	(2.1)%	0.4%	**0.1%**
Operating Margin	16.8%	17.7%	17.1%	17.0%	**17.1%**
Cash Flow from Operations	$ 721	$ 638	$ 648	$ 823	**$ 845**



123

2007 Sales by Strategic Priority



- U.S. Retail—84%
- Commercial—11%
- Mexico/Other—5%

3,933 U.S. Stores Across All

123 Mexico Stores Across

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.

AutoZone Pledge, est. 1986


Dear Customers, AutoZoners, and Stockholders:

It is an honor for me, on behalf of our 55,000 AutoZoners across North America, to write this letter and update you on our progress in 2007. For the year, we delivered what we characterize as a solid year, and I believe we are well positioned for continued growth heading into fiscal 2008.

In last year's letter, I mentioned that we would continue "Living the Pledge!" in 2007. Our Pledge represents the things we do in every store, every day. We understand that knowledgeable AutoZoners, taking care of their customers and their stores, who have the best merchandise, will naturally lead to our key point of focus—always putting customers first!

Being an AutoZoner is more than being an employee of AutoZone. It's having a passion for our business, our customers, our culture and each other. It's about being an integral part of a high performance team. Recently, we held our National Sales Meeting in Memphis to celebrate the year's accomplishments and challenge each other to strive for new heights in fiscal 2008. We took time to congratulate everyone on our industry-leading EPS growth, 13.6%, and industry-leading Return on Invested Capital, 22.7%; however, we did not spend a tremendous amount of time on specific financial expectations for fiscal 2008. Instead, we focused on the importance of executing the key elements outlined in our Pledge. We recognize that our customers have many choices to fulfill their automotive needs, and we must give them compelling reasons to choose AutoZone. In addition, our AutoZoners feel confident they have all the necessary tools to succeed. We have significantly improved parts coverage, we have implemented great new technological innovations, our stores look better than they have in years and, most importantly, we have terrific AutoZoners.

So why the excitement as we head into fiscal 2008?
Our Retail business, which currently represents 84% of our overall sales, continues to provide significant opportunities for growth. While challenges have existed in the macro-environment, we feel our efforts over the last two years have positioned us well as we head into fiscal 2008. Retail remains our #1 strategic priority.

In fiscal 2006, we reset the sales floors in virtually our entire domestic store base, over 3,200 stores. We completed this task in an amazing twelve-week period for a fraction of our initial cost estimates. Additionally, we intensified our focus on customer service, training, store maintenance and other important elements of our value proposition. To make sure our efforts were resonating with our customers, we developed a new process to consistently measure customer satisfaction, an Internet-based survey that efficiently receives feedback from our customers. We have seen our customer satisfaction scores increase in each of the last two years since the implementation of this new measurement process. Specifically, we have seen improvements in customer responses to the layouts of our stores, product assortment and most importantly, in overall customer service levels.

In fiscal 2007, we completed another large merchandising initiative. We added over $70 million of new, mainly late-model, hard parts to our product assortment. This inventory was added to allow us to say "yes" more frequently to our Retail and Commercial customers. These parts additions represented the largest additions to our stores this decade. We aggressively began implementing individual category assortments early in the first quarter of the year and finished in the fourth quarter. When we were finished, we managed to complete merchandise line reviews on every single category, the first time this


AutoZone

AutoZone celebrated the opening of its 4,000th store this past year.

was accomplished in many years! While we had miscues along the way, we were very pleased with the overall results. We have learned from our efforts in 2007 and will continue to refine our merchandise assortments in 2008 and beyond.

We are also excited about the benefits we are beginning to see from the investment we have made in our AutoZoners. Over the last two years, we've conducted periodic WITTDTJR® ("What It Takes To Do The Job Right") meetings. These meetings include all store AutoZoners and provide training on our culture, our products, our processes and other important topics. We consistently reinforce to all AutoZoners that we must differentiate ourselves from our competitors to give our customers a reason to "turn left across traffic to shop at AutoZone" when it would be easier to "turn right" into a competitor's parking lot. Our AutoZoners represent our greatest opportunity for differentiation, and having knowledgeable AutoZoners is critically important. We encourage our AutoZoners to receive industry certification, and I would like to congratulate all the ASE-certified AutoZoners. With over 7,000 certifications held by AutoZoners, we couldn't be prouder of these individuals and this important accomplishment. We believe this independent certification adds a sense of comfort to our customers so they know they're being helped by the best trained parts professionals in the business. In fiscal 2008, we believe continued focus on improving our AutoZoners' skills will allow us to always put our customers first!

We also made significant investments in technology in fiscal 2007. We implemented our new assortment planning software to improve the selection of the right part for the right location. And, we implemented our new Z-net™ software in all of our stores including our Mexico stores. Z-net™ leverages advances in technology and, in our opinion, is clearly the most effective and efficient electronic parts catalog in the industry. With enhanced diagrams, built-in schematics on how to complete the repair, and even an ability to help customers understand the benefits between our good, better, and best product offerings, we are encouraged with the response we have received from our customers and AutoZoners. This new tool is very user friendly as evidenced by the fact that we implemented it in all of our domestic stores in one quarter. This was our single largest software implementation in many years and required the dedication and support from many AutoZoners. In recognition of their efforts, this team recently won the prestigious "Starter's Club Award." This award is given annually to a team of AutoZoners who creates a program or process that has a significant impact on AutoZone operations, growth or development. I congratulate the entire Z-net™ team for flawlessly implementing this terrific new AutoZone innovation.

Finally, we were pleased to open 163 new AutoZone stores across the United States and Puerto Rico to finish the year with 3,933 domestic stores. We continue to believe we can open new stores at a mid-single digit growth rate, and we continue to see opportunities for new store expansion across virtually all of our markets. In addition, we continue to invest in our existing stores in order to ensure that they are up to our standards. We're very proud to be able to walk into a twenty-year-old AutoZone store today and feel confident that it represents the AutoZone brand well.

Commercial, our Second Growth Priority

We are very excited by the substantial growth opportunity our Commercial business represents and believe the ongoing investments we've made in our Commercial business to profitably grow sales will pay dividends in the new fiscal year.



Bill Rhodes
Chairman, President and CEO
Customer Satisfaction

At the end of fiscal 2007, there were 2,182 AutoZone stores across the country meeting or exceeding the expectations of professional technicians on a daily basis. Additionally, our parts coverage is better than it's ever been! By adding over $70 million in incremental, mainly late model, hard parts coverage to our stores, we are positioned to say "yes" more often to both our Commercial and Retail customers.

Our continued focus on developing cutting edge technology has helped us to more effectively identify our best Commercial customers, improve customer retention, and identify additional growth strategies.

Two years ago, we enhanced our systems to provide improved information on every Commercial transaction. With this information, we were able to isolate unprofitable sales and better understand which customers we were able to service most efficiently. With this new information, we challenged our Commercial Specialists to focus primarily on those customers that we could consistently satisfy. The formula was not difficult: we focused our Commercial programs on fewer customers, typically those that are physically closer to our stores, where revenue growth potential was significant and where we could fulfill on our promise of fast delivery.

Additionally, we challenged ourselves to think more like a best-in-class business-to-business distributor and less like a pure retailer. Since our inception back in 1979, we have focused on Retail customers. However, the Commercial business is different. Commercial customers expect a different level of service from their suppliers. Specifically, they expect consistent execution on parts delivery and a commitment from us to help them grow their business. We've listened intensely to these important customers. During the year, we embarked on building a "world class" sales culture. The sales approach in a direct sales business is vastly different from a pure Retail business. We must ensure that our Commercial sales team has the training, processes, and tools necessary to effectively communicate our value proposition and differentiate AutoZone as the preferred supplier. We are in the early stages of this endeavor, but we are excited by our initial progress. In an effort to build stronger relationships with our customers, we moved our credit processing operation in house, where we knew we could significantly improve the service. We initiated a test store program that has become the standard operating platform for all our Commercial programs. We've expanded our efforts to add the right sales staff across the much of the country. We've created sales and marketing collateral that provide a compelling message for our outside sales team to communicate. And, we've improved our timeliness of delivery.

Most important to our growth objectives is sustained profitability. We are very excited to have increased our operating profits within our Commercial program this past year, and we believe we're well positioned to grow our Commercial business this upcoming year.

We understand the significant opportunity this business represents. We are using a methodical approach to develop a compelling value proposition for our Commercial customers. We are pleased with the progress we made in fiscal 2007, and we are optimistic about fiscal 2008. I would like to thank our entire organization for their commitment to this important priority.

Mexico, our Third Growth Priority

With 123 stores across twenty Mexican states, we couldn't be prouder of our wonderful AutoZoners in these stores. We're proud to say we'll celebrate our ninth year of business in Mexico this December! We continue to believe



ALLDATA

AutoZone Su Supertienda de Autopartes.

Valucraft

Duralast

Duralast Gold

growth opportunities exist for years to come in Mexico; however, we will continue to grow prudently and profitably as we expand our infrastructure, concurrent with our store expansion plans.

The Future

As I mentioned at the outset, we delivered solid performance in fiscal 2007; however, solid is not good enough for AutoZone or AutoZoners. The past two years we've focused on "Living the AutoZone Pledge," and this year will be no different. This year's operating plan theme is based on the first line of our Pledge—Customers First!

We're making sure we have great AutoZoners providing great customer service. In fiscal 2008, we will focus on improving the in-store experience by helping our customers complete their transactions more quickly and easily while attracting and retaining the highest quality AutoZoners. We will continue our focus on enhancing our critically important culture where all AutoZoners feel valued and have opportunities to achieve or surpass their own career aspirations.

We are focused on improving our inventory productivity and related sales performance through continual training of our store AutoZoners and ongoing refinement of our category management process.

And, we're committed to growing our Commercial business in fiscal 2008. We're committed to building and enhancing a sales culture designed to satisfy the demanding needs of our professional customers.

Most importantly, we are committed to being diligent stewards of your capital. We enjoy the highest Return on Invested Capital, 22.7%, of any direct competitor in our industry, and we remain committed to this metric as a measurement of our efficiency regarding investment decisions. As we begin this year, we certainly are aware of the many challenges facing our customers. We understand the pressures, for example, that high gas prices can have on our customers' abilities to afford to maintain and enhance their vehicles. However, we also continue to believe AutoZone provides an opportunity for Retail and Commercial customers to find quality products at the right prices to satisfy their needs.

As we have said before, our past success and future achievements will be built on exceeding our customers' expectations. And we are determined to do that by focusing on the basics. We cannot, and will not, take for granted our customers' patronage.

In summary, AutoZone continues to have an incredible business model built on a strong foundation of disciplined processes focused on delivering great customer service. We are confident we will continue to be successful. We look forward to updating you on our continued success well into the future.

In closing, I would personally like to thank our entire team of AutoZoners, all 55,000 of them, for their commitment to our customers and our great company.

Sincerely,

Bill Rhodes

Bill Rhodes
Chairman, President and CEO
Customer Satisfaction



AutoZone, Inc. 2007 Form 10-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report under section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 25, 2007, or

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______.


SEC Mail
Received
OCT 29 2007
Processing
Wash. D.C.
182
Section

Commission file number 1-10714

AUTOZONE, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**62-1482048** (I.R.S. Employer Identification No.)

123 South Front Street, Memphis, Tennessee 38103
(Address of principal executive offices) (Zip Code)

(901) 495-6500
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $8,723,547,564.

The number of shares of Common Stock outstanding as of October 15, 2007, was 64,914,833.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 25, 2007, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 12, 2007, are incorporated by reference into Part III.

TABLE OF CONTENTS

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation, competition; product demand; the economy; credit markets; the ability to hire and retain qualified employees; consumer debt levels; inflation; weather; raw material costs of our suppliers; energy prices; war and the prospect of war, including terrorist activity; availability of commercial transportation; construction delays; access to available and feasible financing; and changes in laws or regulations. Forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements, and such events could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may materially differ from anticipated results. Please refer to the Risk Factors section contained in Item 1 under Part I of this Form 10-K for more details.

PART I

Item 1. Business

Introduction

We are the nation's leading specialty retailer and a leading distributor of automotive replacement parts and accessories, with most of our sales to do-it-yourself ("DIY") customers. We began operations in 1979 and at August 25, 2007 operated 3,933 stores in the United States and Puerto Rico, and 123 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In many of our stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. We also sell the ALLDATA brand automotive diagnostic and repair software. On the web at www.autozone.com, we sell diagnostic and repair information, auto and light truck parts, and accessories. We do not derive revenue from automotive repair or installation services.

At August 25, 2007, our stores were in the following locations:

Location	Stores
Alabama	90
Arizona	110
Arkansas	59
California	428
Colorado	55
Connecticut	31
Delaware	10
Florida	173
Georgia	160
Idaho	18
Illinois	192
Indiana	125
Iowa	22
Kansas	37
Kentucky	74
Louisiana	97
Maine	6
Maryland	38
Massachusetts	66
Michigan	133
Minnesota	22
Mississippi	81
Missouri	90
Montana	1
Nebraska	13
Nevada	42
New Hampshire	16
New Jersey	57
New Mexico	54
New York	112
North Carolina	145
North Dakota	2
Ohio	205
Oklahoma	66
Oregon	25
Pennsylvania	101
Puerto Rico	15
Rhode Island	15
South Carolina	68

South Dakota	1
Tennessee	145
Texas	492
Utah	34
Vermont	1
Virginia	81
Washington	44
Washington, DC	6
West Virginia	22
Wisconsin	48
Wyoming	5
Domestic Total	3,933
Mexico	123
TOTAL	4,056

Marketing and Merchandising Strategy

We are dedicated to providing customers with superior service, value and quality automotive parts and products at conveniently located, well-designed stores. Key elements of this strategy are:

Customer Service

Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners (employees) should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts; and lifetime warranties are offered by us or our vendors on many of the parts we sell. Our wide area network in our stores helps us to expedite credit or debit card and check approval processes, to locate parts at neighboring AutoZone stores, and in some cases, to place special orders directly with our vendors.

Our stores generally open at 7:30 or 8 a.m. and close between 8 and 10 p.m. Monday through Saturday and typically open at 9 a.m. and close between 6 and 9 p.m. on Sunday. However, some stores are open 24 hours, and some have extended hours of 6 or 7 a.m. until midnight seven days a week.

We also provide specialty tools through our Loan-A-Tool® program. Customers can borrow a specialty tool, such as a steering wheel puller, for which a DIY customer or a repair shop would have little or no use other than for a single job. AutoZoners also provide other free services, including check engine light readings; battery charging; oil recycling; and testing of starters, alternators, batteries, sensors and actuators.

Merchandising

The following table shows some of the types of products that we sell:

Hard Parts	Maintenance Items	Accessories and Non-Automotive
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Alternators	Belts & Hoses	Cell Phone Accessories
Batteries & Accessories	Chemicals, including Brake & Power Steering Fluid, Oil & Fuel Additives	Drinks & Snacks
Brake Drums, Rotors, Shoes & Pads	Fuses	Floor Mats
Carburetors	Lighting	Hand Cleaner
Clutches	Oil & Transmission Fluid	Neon Lighting
CV Axles	Oil, Air, Fuel & Transmission Filters	Mirrors
Engines	Oxygen Sensors	Paint & Accessories
Fuel Pumps	Protectants & Cleaners	Performance Products
Mufflers	Refrigerant & Accessories	Seat Covers
Shock Absorbers & Struts	Sealants & Adhesives	Steering Wheel Covers
Starters	Spark Plugs & Wires	Stereos
Water Pumps	Wash & Wax	Tools
	Windshield Wipers	

We believe that the satisfaction of DIY customers and professional technicians is often impacted by our ability to provide specific automotive products as requested. Our stores generally offer approximately 21,000 stock keeping units ("SKUs"), covering a broad range of vehicle types. Each store carries the same basic product lines, but we tailor our parts inventory to the makes and models of the vehicles in each store's trade area. Our hub stores carry a larger assortment of products that can be delivered to commercial customers or local satellite stores. In excess of 750,000 additional SKUs of slower-selling products are available either through our vendor direct program ("VDP"), which offers overnight delivery, or through our salvage auto parts and original equipment manufacturer ("OEM") parts programs.

We are constantly updating the products that we offer to assure that our inventory matches the products that our customers demand.

Pricing
We want to be perceived by our customers as the value leader in our industry by consistently providing quality merchandise at the right price, backed by a good warranty and outstanding customer service. On many of our products we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key component is our exclusive line of in-house brands: Valucraft, AutoZone, Duralast and Duralast Gold. We believe that our overall prices and value compare favorably to those of our competitors.

Marketing: Advertising and Promotions
We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so that we can build long-lasting, loyal relationships. We utilize promotions and advertising primarily to advise customers about the overall importance of vehicle maintenance, our great value and the availability of high quality parts. Broadcast and targeted loyalty efforts are our primary marketing methods of driving traffic to our stores. We utilize in-store signage and creative product placement to help educate customers about products they need.

Store Design and Visual Merchandising
We design and build stores for a high visual impact. The typical AutoZone store utilizes colorful exterior and interior signage, exposed beams and ductwork and brightly lighted interiors. Maintenance products, accessories and miscellaneous items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and on the shelf.

Commercial

Our commercial sales program operates in a highly fragmented market and is one of the leading distributors of automotive parts and other products to local, regional and national repair garages, dealers and service stations in the United States. As a part of the program we offer credit and delivery to our commercial customers. The program operated out of 2,182 stores as of August 25, 2007. Through our hub stores, we offer a greater range of parts and products desired by professional technicians, and this additional inventory is available for our DIY customers as well. We have a national sales team focused on national and regional commercial accounts.

Store Operations

Store Formats
Substantially all AutoZone stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 45% is dedicated to hard parts inventory. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

We believe that our stores are "destination stores," generating their own traffic rather than relying on traffic created by adjacent stores. Therefore, we situate most stores on major thoroughfares with easy access and good parking.

Store Personnel and Training
Each store typically employs from 10 to 16 AutoZoners, including a manager and, in some cases, an assistant manager. AutoZoners typically have prior automotive experience. All AutoZoners are encouraged to complete courses resulting in certification by the National Institute for Automotive Service Excellence ("ASE"), which is broadly recognized for training certification in the automotive industry. Although we do on-the-job training, we also provide formal training programs, including an annual national sales meeting, regular store meetings on specific sales and product issues, standardized training manuals and a specialist program that provides training to AutoZoners in several areas of technical expertise from both the Company and from independent certification agencies. Training is supplemented with frequent store visits by management.

Store managers receive financial incentives through performance-based bonuses. In addition, our growth has provided opportunities for the promotion of qualified AutoZoners. We believe these opportunities are important to attract, motivate and retain high quality AutoZoners.

All store support functions are centralized in our store support centers located in Memphis, Tennessee and Mexico. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales.

Store Automation
All of our stores have Z-net™, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts our customers need and provides complete job solutions, advice and information for customer vehicles. Z-net™ provides parts information based on the year, make, model and engine type of a vehicle and also tracks inventory availability at the store, at other nearby stores and through special order. The Z-net™ display screens are placed on the hard parts counter or pods, where both AutoZoners and customers can view the screen. In addition, our wide area network enables the stores to expedite credit or debit card and check approval processes, to access immediately national warranty data, to implement real-time inventory controls and to locate and hold parts at neighboring AutoZone stores.

Our stores utilize our computerized proprietary Store Management System, which includes bar code scanning and point-of-sale data collection terminals. The Store Management System provides administrative assistance and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. We believe the Store Management System also enhances customer service through faster processing of transactions and simplified warranty and product return procedures.

Store Development

The following table reflects store development during the past five fiscal years:

	Fiscal Year				
	2007	2006	2005	2004	2003
Beginning Domestic Stores	3,771	3,592	3,420	3,219	3,068
New Stores	163	185	175	202	160
Closed Stores	1	6	3	1	9
Net New Stores	162	179	172	201	151
Relocated Stores	18	18	7	4	6
Ending Domestic Stores	3,933	3,771	3,592	3,420	3,219
Ending Mexico Stores	123	100	81	63	49
Ending Total Stores	4,056	3,871	3,673	3,483	3,268

The domestic stores include stores in the United States and Puerto Rico. The new store count in 2007 reflects 3 stores that were temporarily closed during fiscal 2006 and excluded from the prior year ending store count. We believe that expansion opportunities exist both in markets that we do not currently serve, as well as in markets where we can achieve a larger presence. We attempt to obtain high visibility sites in high traffic locations and undertake substantial research prior to entering new markets. The most important criteria for opening a new store are its projected future profitability and its ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations include population, demographics, vehicle profile, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older- "our kind of vehicles," as these are generally no longer under the original manufacturers' warranties and will require more maintenance and repair than younger vehicles. We generally seek to open new stores within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. In addition to continuing to lease or develop our own stores, we evaluate and may make strategic acquisitions.

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee and Mexico. No one class of product accounts for as much as 10 percent of our total sales. In fiscal 2007, no single supplier accounted for more than 10 percent of our total purchases. We generally have few long-term contracts for the purchase of merchandise. We believe that we have good relationships with suppliers. We also believe that alternative sources of supply exist, at similar cost, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party trucking firms.

Our hub stores have increased our ability to distribute products on a timely basis to many of our stores. A hub store is able to provide replenishment of products sold and deliver other products maintained only in hub store inventories to a store in its coverage area generally within 24 hours. Hub stores are generally replenished from distribution centers multiple times per week.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price. AutoZone competes in both the retail ("DIY") and commercial do-it-for-me ("DIFM") auto parts and accessories markets.

Competitors include national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. AutoZone competes on the basis of customer service, including the trustworthy advice of our AutoZoners, merchandise selection and availability, price, product warranty, store layouts and location.

Trademarks and Patents

We have registered several service marks and trademarks in the United States Patent and Trademark office as well as in certain other countries, including our service marks, "AutoZone" and "Get in the Zone," and trademarks, "AutoZone," "Duralast," "Duralast Gold," "Valucraft," "ALLDATA" and "Z-net™." We believe that these service marks and trademarks are important components of our merchandising and marketing strategy.

Employees

As of August 25, 2007, we employed approximately 55,000 persons, approximately 56 percent of whom were employed full-time. About 93 percent of our AutoZoners were employed in stores or in direct field supervision, approximately 5 percent in distribution centers and approximately 2 percent in store support functions. Included in the above numbers are approximately 2,000 persons employed in our Mexico operations.

We have never experienced any material labor disruption and believe that relations with our AutoZoners are generally good.

AutoZone Website

AutoZone's primary website is at http://www.autozone.com. We make available, free of charge, at our investor relations website, http://www.autozoneinc.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably feasible after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Executive Officers of the Registrant

The following list describes our executive officers. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service. Officers are elected by and serve at the discretion of the Board of Directors.

William C. Rhodes, III, 42—Chairman, President and Chief Executive Officer, Customer Satisfaction
William C. Rhodes, III, was named Chairman of AutoZone in June 2007 and has been President, Chief Executive Officer and a director since March 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President–Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President–Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President–Supply Chain since 2001. Prior to that time, he served in various capacities within the Company, including Vice President–Stores in 2000, Senior Vice President–Finance and Vice President–Finance in 1999 and Vice President–Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP.

William T. Giles, 48—Chief Financial Officer and Executive Vice President, Finance, Information Technology and Store Development, Customer Satisfaction
William T. Giles was elected Executive Vice President – Finance, Information Technology and Store Development in March 2007. Prior to that, he was Executive Vice President, Chief Financial Officer and Treasurer from June 2006 to December 2006 and Executive Vice President, Chief Financial Officer since May 2006. From 1991 to May 2006, he held several positions with Linens N' Things, Inc., most recently as the Executive Vice President and Chief Financial Officer. Prior to 1991, he was with Melville, Inc. and PricewaterhouseCoopers.

Harry L. Goldsmith, 56—Executive Vice President, Secretary and General Counsel, Customer Satisfaction
Harry L. Goldsmith was elected Executive Vice-President, General Counsel and Secretary during fiscal 2006. Previously, he was Senior Vice President, Secretary and General Counsel since 1996 and was Vice President, General Counsel and Secretary from 1993 to 1996.

Robert D. Olsen, 54—Executive Vice President– Store Operations, Commercial and Mexico, Customer Satisfaction
Robert D. Olsen was elected Executive Vice President– Store Operations, Commercial and Mexico during fiscal 2007. Prior to that, he was Executive Vice President–Supply Chain, Information Technology, Mexico and Store Development since fiscal 2006. Previously, he was Senior Vice President since fiscal 2000 with primary responsibility for store development and Mexico operations. From 1993 to 2000, Mr. Olsen was Executive Vice President and Chief Financial Officer of Leslie's Poolmart. From 1985 to 1989, Mr. Olsen held several positions with AutoZone, including Controller, Vice President–Finance, and Senior Vice President and Chief Financial Officer.

James A. Shea, 62—Executive Vice President-Merchandising, Marketing and Supply Chain, Customer Satisfaction
James A. Shea was elected Executive Vice President– Merchandising, Marketing and Supply Chain during fiscal 2007 and has served as Executive Vice President–Merchandising and Marketing since fiscal 2005. He was President and Co-founder of Portero during 2004. Prior to 2004, he was Chief Executive Officer of Party City from 1999 to 2003. From 1995 to 1999, he was with Lechters Housewares where he was Senior Vice President Marketing and Merchandising before being named President in 1997. From 1990 to 1995, he was Senior Vice President of Home for Kaufmanns Department Store, a division of May Company.

Timothy W. Briggs, 46—Senior Vice President–Human Resources, Customer Satisfaction
Timothy W. Briggs was elected Senior Vice President–Human Resources in October 2005. Prior to that, he was Vice President – Field Human Resources since March 2005. From 2002 to 2005, Mr. Briggs was Vice President - Organization Development. From 1996 to 2002, Mr. Briggs served in various management capacities at the Limited Inc., including Vice President, Human Resources.

William W. Graves, 47—Senior Vice President–Supply Chain, Customer Satisfaction
William W. Graves was elected Senior Vice President–Supply Chain in October 2005. Prior thereto, he was Vice President – Supply Chain since 2000. From 1992 to 2000, Mr. Graves served in various capacities with the Company.

Lisa R. Kranc, 54—Senior Vice President–Marketing, Customer Satisfaction
Lisa R. Kranc was elected Senior Vice President–Marketing during fiscal 2001. Previously, she was Vice President–Marketing for Hannaford Bros. Co., a Maine-based grocery chain, since 1997, and was Senior Vice President–Marketing for Bruno's, Inc., from 1996 to 1997. Prior to 1996, she was Vice President-Marketing for Giant Eagle, Inc. since 1992.

Thomas B. Newbern, 45—Senior Vice President–Store Operations, Customer Satisfaction
Thomas B. Newbern was elected Senior Vice President–Store Operations in March 2007. Previously, Mr. Newbern held the title Vice President, Store Operations for AutoZone since 1998. A twenty-one year AutoZoner, he has held several key management positions with the Company.

Charlie Pleas, III, 42—Senior Vice President, Controller, Customer Satisfaction
Charlie Pleas, III, was elected Senior Vice President and Controller in March 2007. Prior to that, he was Vice President, Controller since 2003. Previously, he was Vice President–Accounting since 2000, and Director of General Accounting since 1996. Prior to joining AutoZone, Mr. Pleas was a Division Controller with Fleming Companies, Inc. where he served in various capacities from 1988.

Larry M. Roesel, 50—Senior Vice President–Commercial, Customer Satisfaction
Larry M. Roesel joined AutoZone as Senior Vice President–Commercial in March 2007. Mr. Roesel came to AutoZone with more than thirty years of experience with OfficeMax, Inc. and its predecessor, where he served in operations, sales and general management.

Item 1A. Risk Factors

Our business is subject to a variety of risks. Set forth below are certain of the important risks that we face and that could cause actual results to differ materially from historical results. These risks are not the only ones we face. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

We may not be able to increase sales by the same historic growth rates.

We have increased our store count in the past five fiscal years, growing from 3,107 stores at August 31, 2002, to 4,056 stores at August 25, 2007, an average store count increase per year of 5%. Additionally, we have increased annual revenues in the past five fiscal years from $5.326 billion in fiscal 2002 to $6.170 billion in fiscal 2007, an average increase per year of 3%. Annual revenue growth is driven by the opening of new stores and same-store sales. We cannot provide any assurance that we can continue to open stores or increase same-store sales.

Our business depends upon qualified employees.

At the end of fiscal 2007, our consolidated employee count was approximately 55,000. We cannot assure that we can continue to hire and retain qualified employees at current wage rates. If we do not maintain competitive wages, our customer service could suffer by reason of a declining quality of our workforce or, alternatively, our earnings could decrease if we increase our wage rates.

If demand for our products slows, then our business may be materially affected.

Demand for products sold by our stores depends on many factors. In the short term, it may depend upon:

- the number of miles vehicles are driven annually, as higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.
- the number of vehicles in current service that are seven years old and older, as these vehicles are no longer under the original vehicle manufacturers' warranties and will need more maintenance and repair than younger vehicles.
- the weather, as vehicle maintenance may be deferred.
- the economy. In periods of rapidly declining economic conditions, both retail DIY and commercial DIFM customers may defer vehicle maintenance or repair. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their cars instead of working on their own vehicles or they may purchase new vehicles.

For the long term, demand for our products may depend upon:

- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranty or maintenance offered on new vehicles.
- restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are rapidly opening locations near our existing stores. AutoZone competes as a supplier in both the DIY and DIFM auto parts and accessories markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of customer service, including the knowledge and expertise of our AutoZoners; merchandise quality, selection and availability; product warranty; store layout, location and convenience; price; and the strength of our AutoZone brand name, trademarks and service marks; some competitors may have competitive advantages, such as greater financial and marketing resources, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

If we cannot profitably increase our market share in the commercial auto parts business, our sales growth may be limited.

Although we are one of the largest sellers of auto parts in the commercial market, to increase commercial sales we must compete against national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers, repair shops and auto dealers. Although we believe we compete effectively on the basis of customer service, merchandise quality, selection and availability, price, product warranty and distribution locations, and the strength of our AutoZone brand name, trademarks and service marks, some automotive aftermarket jobbers have been in business for substantially longer periods of time than we have, have developed long-term customer relationships and have large available inventories. We can make no assurances that we can profitably develop new commercial customers or make available inventories required by commercial customers.

If our vendors continue to consolidate, we may pay higher prices for our merchandise.

In recent years, several of our vendors have merged. Further vendor consolidation could limit the number of vendors from which we may purchase products and could materially affect the prices we pay for these products.

Consolidation among our competitors may negatively impact our business.

If our competitors consolidate with other auto parts chains and are able to achieve efficiencies in their mergers, then there may be greater competitive pressures in the markets in which they are stronger.

War or acts of terrorism or the threat of either may negatively impact availability of merchandise and adversely impact our sales.

War or acts of terrorism, or the threat of either, may have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores.

Rising energy prices may negatively impact our profitability.

As mentioned above, rising energy prices may impact demand for the products that we sell, overall transaction count and our profitability. Higher energy prices impact our merchandise distribution, commercial delivery, utility, and product costs.

Demand for our merchandise may decline if vehicle manufacturers refuse to make available the information our customers need to work on their own vehicles.

Demand for our merchandise may decline if vehicle manufacturers refuse to make available to the automotive aftermarket industry diagnostic, repair and maintenance information that our customers, both retail ("DIY") and commercial ("DIFM"), require to diagnose, repair and maintain their vehicles. Without public dissemination of this information, consumers may be forced to have all diagnostic work, repairs and maintenance performed by the vehicle manufacturers' dealer network.

Item 1B. Unresolved Staff Comments
None.

Item 2. Properties

The following table reflects the square footage and number of leased and owned properties for our stores as of August 25, 2007:

	No. of Stores	Square Footage
Leased	1,873	11,250,612
Owned	2,183	14,793,581
Total	4,056	26,044,193

We have over 3.4 million square feet in distribution centers servicing our stores, of which approximately 1.3 million square feet is leased and the remainder is owned. Our distribution centers are located in Arizona, California, Georgia, Illinois, Ohio, Tennessee, Texas and Mexico. Our primary store support center, which we own, is located in Memphis, Tennessee, and consists of approximately 260,000 square feet. We also own and lease other properties that are not material in the aggregate.

Item 3. Legal Proceedings

AutoZone, Inc. is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers (collectively "Plaintiffs"), against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, inter alia, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay on scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar Robinson-Patman Act claims. In the prior litigation, the discovery dispute, as well as the underlying claims, were decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with plaintiffs as long as defendants allegedly continue to violate the Act. The Company believes this suit to be without merit and is vigorously defending against it. Defendants have filed motions to dismiss all claims with prejudice on substantive and procedural grounds. Additionally, the Defendants have sought to enjoin plaintiffs from filing similar lawsuits in the future. If granted in their entirety, these dispositive motions would resolve the litigation in Defendants' favor.

On June 22, 2005, the Attorney General of the State of California, in conjunction with District Attorneys for San Bernardino, San Joaquin and Monterey Counties, filed suit in the San Bernardino County Superior Court against AutoZone, Inc. and its California subsidiaries. The San Diego County District Attorney later joined the suit. The lawsuit alleges that AutoZone failed to follow various state statutes and regulation governing the storage and handling of used motor oil and other materials collected for recycling or used for cleaning AutoZone stores and parking lots. The suit sought $12 million in penalties and injunctive relief. On June 1, 2007, AutoZone and the State entered into a Stipulated Final Judgment by Consent. The Stipulated Final Judgment amended the suit to also allege weights and measures (pricing) violations. Pursuant to this Judgment, AutoZone is enjoined from committing these types of violations and agreed to pay civil penalties in the amount of $1.8 million, including $1.5 million in cash and a $300,000 credit for work performed to insure compliance.

AutoZone is involved in various other legal proceedings incidental to the conduct of our business. Although the amount of liability that may result from these other proceedings cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our financial condition, results of operations, or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders
Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

AutoZone's common stock is listed on the New York Stock Exchange under the symbol "AZO." On October 15, 2007, there were 3,589 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a cash dividend on our common stock. Any payment of dividends in the future would be dependent upon our financial condition, capital requirements, earnings, cash flow and other factors.

The following table sets forth the high and low sales prices per share of common stock, as reported by the New York Stock Exchange, for the periods indicated:

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended August 25, 2007:		
Fourth quarter	$140.29	$111.46
Third quarter	$137.66	$121.52
Second quarter	$128.00	$112.39
First quarter	$114.98	$ 87.30
Fiscal Year Ended August 26, 2006:		
Fourth quarter	$ 94.61	$ 83.81
Third quarter	$102.00	$ 91.35
Second quarter	$ 99.32	$ 86.50
First quarter	$ 97.08	$ 77.76

During 1998 the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was most recently amended in June 2007, to increase the repurchase authorization to $5.9 billion from $5.4 billion. The program does not have an expiration date.

Shares of common stock repurchased by the Company during the quarter ended August 25, 2007, were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 6, 2007, to June 2, 2007	816,200	$127.84	97,809,493	$651,360,893
June 3, 2007, to June 30, 2007	1,444,560	133.66	99,254,053	458,281,384
July 1, 2007, to July 28, 2007	-	-	99,254,053	458,281,384
July 29, 2007, to August 25, 2007	-	-	99,254,053	458,281,384
Total	2,260,760	$131.56	99,254,053	$458,281,384

The Company also repurchased, at fair value, an additional 65,152 shares in fiscal 2007, 62,293 shares in fiscal 2006, and 87,974 shares in fiscal 2005 from employees electing to sell their stock under the Company's Third Amended and Restated Employee Stock Purchase Plan, qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 39,139 shares were sold to employees in fiscal 2007, 51,167 shares were sold to employees in fiscal 2006, and 59,479 shares were sold in fiscal 2005. At August 25, 2007, 385,897 shares of common stock were reserved for future issuance under this plan. Under the Amended and Restated Executive Stock Purchase Plan all eligible executives are permitted to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under this plan were 1,257 shares in fiscal 2007, 811 shares in fiscal 2006, and 5,366 shares in fiscal 2005. At August 25, 2007, 263,037 shares of common stock were reserved for future issuance under this plan.

Stock Performance Graph

This graph shows, from the end of fiscal year 2002 to the end of fiscal year 2007, changes in the value of $100 invested in each of the following: AutoZone's common stock, Standard & Poor's 500 Composite Index, and a peer group consisting of other automotive aftermarket retailers.



Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
8/31/02
8/30/03
8/28/04
8/27/05
8/26/06
8/25/07
AutoZone, Inc.
S&P 500 Index
Peer Group

	Aug-02	Aug-03	Aug-04	Aug-05	Aug-06	Aug-07
AutoZone, Inc.	100	126.88	104.16	131.93	120.54	170.37
S&P 500 Index	100	112.07	125.30	138.83	152.05	176.88
Peer Group	100	115.32	125.85	164.71	146.05	178.66

The peer group consists of Advance Auto Parts, Inc, CSK Auto Corporation, Genuine Parts Company, O'Reilly Automotive, Inc., and The Pep Boys-Manny, Moe & Jack.

Item 6. Selected Financial Data

(in thousands, except per share data and selected operating data)	Fiscal Year Ended August				
	2007[1]	2006[1]	2005[2]	2004[3]	2003[4]
Income Statement Data					
Net sales	$ 6,169,804	$ 5,948,355	$ 5,710,882	$ 5,637,025	$ 5,457,123
Cost of sales, including warehouse and delivery expenses	3,105,554	3,009,835	2,918,334	2,880,446	2,942,114
Operating, selling, general and administrative expenses	2,008,984	1,928,595	1,816,884	1,757,873	1,597,212
Operating profit	1,055,266	1,009,925	975,664	998,706	917,797
Interest expense – net	119,116	107,889	102,443	92,804	84,790
Income before income taxes	936,150	902,036	873,221	905,902	833,007
Income taxes	340,478	332,761	302,202	339,700	315,403
Net income	$ 595,672	$ 569,275	$ 571,019	$ 566,202	$ 517,604
Diluted earnings per share	$ 8.53	$ 7.50	$ 7.18	$ 6.56	$ 5.34
Adjusted weighted average shares for diluted earnings per share	69,844	75,859	79,508	86,350	96,963
Balance Sheet Data					
Current assets	$ 2,270,455	$ 2,118,927	$ 1,929,459	$ 1,755,757	$ 1,671,354
Working capital (deficit)	(15,439)	64,359	118,300	4,706	(40,050)
Total assets	4,804,709	4,526,306	4,245,257	3,912,565	3,766,826
Current liabilities	2,285,894	2,054,568	1,811,159	1,751,051	1,711,404
Debt	1,935,618	1,857,157	1,861,850	1,869,250	1,546,845
Long-term capital leases	39,073	—	—	—	—
Stockholders' equity	$ 403,200	$ 469,528	$ 391,007	$ 171,393	$ 373,758
Selected Operating Data					
Number of domestic stores at beginning of year	3,771	3,592	3,420	3,219	3,068
New stores	163	185	175	202	160
Closed stores	1	6	3	1	9
Net new stores	162	179	172	201	151
Relocated stores	18	18	7	4	6
Number of domestic stores at end of year	3,933	3,771	3,592	3,420	3,219
Number of Mexico stores at end of year	123	100	81	63	49
Number of total stores at end of year	4,056	3,871	3,673	3,483	3,268
Total domestic store square footage (in thousands)	25,135	24,016	22,808	21,689	20,500
Average square footage per domestic store	6,391	6,369	6,350	6,342	6,368
Increase in domestic store square footage	5%	5%	5%	6%	4%
Increase (decrease) in domestic comparable store net sales[5]	0.1%	0.4%	(2.1)%	0.1%	3.2%
Average net sales per domestic store (in thousands)	$ 1,523	$ 1,548	$ 1,573	$ 1,647	$ 1,689
Average net sales per domestic store square foot	$ 239	$ 243	$ 248	$ 259	$ 264
Total domestic employees at end of year	54,859	52,677	50,869	48,294	47,727
Merchandise under pay-on-scan arrangements (in thousands)	$ 22,387	$ 92,142	$ 151,682	$ 146,573	$ —
Inventory turnover[6]	1.6x	1.7x	1.8x	1.9x	2.0x
After-tax return on invested capital[7]	22.7%	22.2%	23.9%	25.1%	23.4%
Net cash provided by operating activities (in thousands)	$ 845,194	$ 822,747	$ 648,083	$ 638,379	$ 720,807
Cash flow before share repurchases and changes in debt (in thousands)[8]	$ 678,522	$ 599,507	$ 432,210	$ 509,447	$ 561,563
Return on average equity	137%	132%	203%	208%	97%

(1) Fiscal 2007 operating results include a $18.5 million pre-tax non-cash expense for share-based compensation, and fiscal 2006 operating results contain a $17.4 million pre-tax non-cash expense for share-based compensation as a result of the adoption of SFAS 123 (R) at the beginning of fiscal 2006.

(2) Fiscal 2005 operating results include a $40.3 million pre-tax non-cash charge related to lease accounting, which includes the impact on prior years and reflects additional amortization of leasehold improvements and additional rent expense, and a $21.3 million income tax benefit from the repatriation of earnings from our Mexican operations and other discrete income tax items.

(3) Fiscal 2004 operating results include $42.1 million in pre-tax gains from warranty negotiations with certain vendors.

(4) Fiscal 2003 operating results include $3.7 million in pre-tax gains from warranty negotiations, a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001, and a $4.6 million pre-tax gain as a result of the disposition of properties associated with the 2001 restructuring and impairment charges.

(5) The domestic comparable sales increases (decreases) are based on sales for all domestic stores open at least one year.

(6) Inventory turnover is calculated as cost of sales divided by the average of the beginning and ending recorded merchandise inventories, which excludes merchandise under pay-on-scan arrangements. The calculation includes cost of sales related to pay-on-scan sales, which were $85.4 million for the 52 weeks ended August 25, 2007, $198.1 million for the 52 weeks ended August 26, 2006, $234.6 million for the 52 weeks ended August 27, 2005, and $83.2 million for the 52 weeks ended August 28, 2004.

(7) After-tax return on invested capital is calculated as after-tax operating profit (excluding rent and restructuring and impairment charges) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(8) Cash flow before share repurchases and changes in debt is calculated as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the nation's leading specialty retailer and a leading distributor of automotive parts and accessories, with most of our sales to do-it-yourself ("DIY") customers. We began operations in 1979 and as of August 25, 2007, operated 3,933 stores in the United States and Puerto Rico, and 123 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In many of our stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. We also sell the ALLDATA brand automotive diagnostic and repair software. On the web, we sell diagnostic and repair information and automotive hard parts, maintenance items, accessories, and non-automotive products through www.autozone.com. We do not derive revenue from automotive repair or installation.

Results of Operations

Fiscal 2007 Compared with Fiscal 2006

For the year ended August 25, 2007, AutoZone reported net sales of $6.170 billion compared with $5.948 billion for the year ended August 26, 2006, a 3.7% increase from fiscal 2006. This growth was primarily driven by an increase in the number of open stores. At August 25, 2007, we operated 3,933 domestic stores and 123 in Mexico, compared with 3,771 domestic stores and 100 in Mexico at August 26, 2006. Domestic retail sales increased 3.4% and domestic commercial sales decreased 0.4% from prior year. ALLDATA and Mexico sales increased over prior year, contributing 0.9 percentage points of the total increase in net sales. Domestic same store sales, or sales for domestic stores open at least one year, increased 0.1% from the prior year.

Gross profit for fiscal 2007 was $3.064 billion, or 49.7% of net sales, compared with $2.939 billion, or 49.4% of net sales, for fiscal 2006. The improvement in gross profit margin was primarily attributable to ongoing category management initiatives and supply chain efficiencies.

Operating, selling, general and administrative expenses for fiscal 2007 increased to $2.009 billion, or 32.6% of net sales, from $1.929 billion, or 32.4% of net sales for fiscal 2006. The increase in expenses is driven primarily by higher occupancy cost versus the prior year.

Interest expense, net for fiscal 2007 was $119.1 million compared with $107.9 million during fiscal 2006. This increase was primarily due to higher short term rates and higher average borrowing levels over the comparable prior year period and the recognition of interest expense on capital lease obligations that were accounted for as operating leases prior to a modification to the lease agreements in fiscal 2007. Average borrowings for fiscal 2007 were $1.972 billion, compared with $1.928 billion for fiscal 2006. Weighted average borrowing rates were 5.7% at August 25, 2007, compared to 5.5% at August 26, 2006.

Our effective income tax rate decreased to 36.4% of pre-tax income for fiscal 2007 as compared to 36.9% for fiscal 2006 primarily due to benefits from changes in our pre-tax earnings mix and an increase in certain federal and state tax credits. Refer to "Note D - Income Taxes" for additional information regarding our income tax rate.

Net income for fiscal 2007 increased by 4.6% to $595.7 million, and diluted earnings per share increased by 13.6% to $8.53 from $7.50 in fiscal 2006. The impact of the fiscal 2007 stock repurchases on diluted earnings per share in fiscal 2007 was an increase of approximately $0.14.

Fiscal 2006 Compared with Fiscal 2005

For the year ended August 26, 2006, AutoZone reported sales of $5.948 billion compared with $5.711 billion for the year ended August 27, 2005, a 4.2% increase from fiscal 2005. This growth was primarily driven by an increase in the number of open stores. At August 26, 2006, we operated 3,771 domestic stores and 100 in Mexico, compared with 3,592 domestic stores and 81 in Mexico at August 27, 2005. Domestic Retail sales increased 4.0% and domestic commercial sales decreased 1.3% from prior year. ALLDATA and Mexico sales increased over prior year, contributing 0.9 percentage points of the total increase. Same store sales, or sales for domestic stores open at least one year, increased 0.4% from the prior year.

Gross profit for fiscal 2006 was $2.939 billion, or 49.4% of net sales, compared with $2.793 billion, or 48.9% of net sales, for fiscal 2005. The improvement in gross profit margin was primarily attributable to ongoing category management initiatives, partially off-set by increases in certain commodity costs. Our ongoing category management initiatives have included continued optimization of merchandise assortment and pricing, management of procurement costs, and an increasing focus on direct importing initiatives.

Operating, selling, general and administrative expenses for fiscal 2006 increased to $1.929 billion, or 32.4% of net sales, from $1.817 billion, or 31.8% of net sales for fiscal 2005. Expenses for fiscal 2005 include a $40.3 million charge related to accounting for leases (see "Note J – Leases"). Expenses for fiscal 2006 include $17.4 million in share-based compensation expense resulting from the current year adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (see "Note B – Share-Based Payments"). The remaining increase in expenses is driven by initiatives to improve the customer's shopping experience and higher occupancy costs driven largely by the opening of new stores. These initiatives continue to include expanded hours of operation, enhanced training programs and ensuring clean, well-merchandised stores.

Interest expense, net for fiscal 2006 was $107.9 million compared with $102.4 million during fiscal 2005. This increase was due to a higher average borrowing rate, partially offset by lower average borrowing levels. Average borrowings for fiscal 2006 were $1.928 billion, compared with $1.970 billion for fiscal 2005. Weighted average borrowing rates were 5.5% at August 26, 2005, compared to 5.2% at August 27, 2005. The increase in interest rates reflects both the ongoing effort to extend the terms of our borrowings, as well as the impact from increased short-term rates.

Our effective income tax rate increased to 36.9% of pre-tax income for fiscal 2006 as compared to 34.6% for fiscal 2005. The fiscal 2005 effective income tax rate reflects $21.3 million in tax benefits related to the repatriation of Mexican earnings as a result of the American Jobs Creation Act of 2004 (see "Note D – Income Taxes"), and other discrete income tax items.

Net income for fiscal 2006 decreased by 0.3% to $569.3 million, and diluted earnings per share increased by 4.5% to $7.50 from $7.18 in fiscal 2005. The impact of the fiscal 2006 stock repurchases on diluted earnings per share in fiscal 2006 was an increase of approximately $0.09.

Seasonality and Quarterly Periods

AutoZone's business is somewhat seasonal in nature, with the highest sales occurring in the spring and summer months of March through August, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December through February. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States and Mexico.

Each of the first three quarters of AutoZone's fiscal year consists of 12 weeks, and the fourth quarter consists of 16 weeks. Because the fourth quarter contains the seasonally high sales volume and consists of 16 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 2007 represented 32.5% of annual sales and 36.5% of net income; the fourth quarter of fiscal 2006 represented 32.6% of annual sales and 37.5% of net income; and the fourth quarter of fiscal 2005 represented 33.0% of annual sales and 36.2% of net income.

Liquidity and Capital Resources

Net cash provided by operating activities was $845.2 million in fiscal 2007, $822.7 million in fiscal 2006, and $648.1 million in fiscal 2005. The primary source of our liquidity is our cash flows realized through the sale of automotive parts and accessories. Our new store development program requires working capital, predominantly for inventories. During the past three fiscal years, we have maintained an accounts payable to inventory ratio of 93% at August 25, 2007, 92% at August 26, 2006, and 93% at August 27, 2005. The increase in merchandise inventories, required to support new store development and sales growth, has largely been financed by our vendors, as evidenced by our accounts payable to inventory ratio. Contributing to this ratio is the use of pay-on-scan ("POS") arrangements with certain vendors. Under a POS arrangement, AutoZone will not purchase merchandise supplied by a vendor until that merchandise is ultimately sold to AutoZone's customers. Upon the sale of the merchandise to AutoZone's customers, AutoZone recognizes the liability for the goods and pays the vendor in accordance with the agreed-upon terms. Revenues under POS arrangements are included in net sales in the income statement. Since we do not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not included in our balance sheet. Merchandise under POS arrangements was $22.4 million at August 25, 2007.

AutoZone's primary capital requirement has been the funding of its continued new store development program. From the beginning of fiscal 2005 to August 25, 2007, we have opened 573 net new stores. Net cash flows used in investing activities were $228.7 million in fiscal 2007, compared to $268.3 million in fiscal 2006 and $282.8 million in fiscal 2005. We invested $224.5 million in capital assets in fiscal 2007, compared to $263.6 million in capital assets in fiscal 2006 and $283.5 million in fiscal 2005. New store openings were 186 for fiscal 2007, 204 for fiscal 2006, and 193 for fiscal 2005. During fiscal 2006, we began investing a portion of our assets held by the Company's wholly owned insurance captive in marketable securities. We acquired $94.6 million of marketable securities in fiscal 2007 and acquired $160.0 million in fiscal 2006. We had proceeds from matured marketable securities of $86.9 million in fiscal 2007 and $145.4 million in fiscal 2006. Capital asset disposals provided $3.5 million in fiscal 2007, $9.8 million in fiscal 2006, and $3.8 million for fiscal 2005.

Net cash used in financing activities was $621.4 million in fiscal 2007, $537.7 million in fiscal 2006, and $367.4 million in fiscal 2005. The net cash used in financing activities is primarily attributable to purchases of treasury stock which totaled $761.9 million for fiscal 2007, $578.1 million for fiscal 2006, and $426.9 million for fiscal 2005. The treasury stock purchases in fiscal 2007, 2006 and 2005 were primarily funded by cash flow from operations, and at times, by increases in debt levels.

We expect to invest in our business consistent with historical rates during fiscal 2008, primarily related to our new store development program and enhancements to existing stores and systems. In addition to the building and land costs, our new store development program requires working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required. We believe that we will be able to continue to finance much of our inventory requirements through favorable payment terms from suppliers.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate that we will be able to obtain such financing in view of our credit rating and favorable experiences in the debt markets in the past.

Credit Ratings

At August 25, 2007, AutoZone had a senior unsecured debt credit rating from Standard & Poor's of BBB+ and a commercial paper rating of A-2. Moody's Investors Service had assigned us a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. As of August 25, 2007, Moody's and Standard & Poor's had AutoZone listed as having a "stable" outlook. If our credit ratings drop, our interest expense may increase; similarly, we anticipate that our interest expense may decrease if our investment ratings are raised. If our commercial paper ratings drop below current levels, we may have difficulty continuing to utilize the commercial paper market and our interest expense will increase, as we will then be required to access more expensive bank lines of credit. If our senior unsecured debt ratings drop below investment grade, our access to financing may become more limited.

Debt Facilities

We maintain $1.0 billion of revolving credit facilities with a group of banks to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. These facilities expire in May 2010, may be increased to $1.3 billion at AutoZone's election, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, the Company had $680.2 million in available capacity under these facilities at August 25, 2007. The rate of interest payable under the credit facilities is a function of Bank of America's base rate or a Eurodollar rate (each as defined in the facility agreements), or a combination thereof.

Our $300.0 million bank term loan entered in December 2004 was amended in April 2006 to have similar terms and conditions as the $1.0 billion credit facilities but with a December 2009 maturity, and was further amended in August 2007 to reduce the interest rate on Euro-dollar loans. That credit agreement with a group of banks provides for a term loan, which consists of, at our election, base rate loans, Eurodollar loans or a combination thereof. The interest accrues on base rate loans at a base rate per annum equal to the higher of the prime rate or the Federal Funds Rate plus 1/2 of 1%. Interest accrues on Eurodollar loans at a defined Eurodollar rate plus the applicable percentage, which can range from 30 basis points to 90 basis points, depending upon our senior unsecured (non-credit enhanced) long-term debt rating. Based on our ratings at August 25, 2007, the applicable percentage on Eurodollar loans is 35 basis points. We may select interest periods of one, two, three or six months for Eurodollar loans, subject to availability. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. We entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.4%. We have the option to extend loans into subsequent interest period(s) or convert them into loans of another interest rate type. The entire unpaid principal amount of the term loan will be due and payable in full on December 23, 2009, when the facility terminates. We may prepay the term loan in whole or in part at any time without penalty, subject to reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of Eurodollar borrowings.

During April 2006, our $150.0 million Senior Notes maturing at that time were repaid with an increase in commercial paper. On June 8, 2006, we issued $200.0 million in 6.95% Senior Notes due 2016 under our existing shelf registration statement filed with the Securities and Exchange Commission on August 17, 2004. That shelf registration allowed us to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions The remainder of the shelf registration was cancelled in February, 2007.

Our borrowings under our Senior Notes arrangements contain minimal covenants, primarily restrictions on liens. Under our other borrowing arrangements, covenants include limitations on total indebtedness, restrictions on liens, a minimum fixed charge coverage ratio and a provision where repayment obligations may be accelerated if AutoZone experiences a change in control (as defined in the agreements). All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. As of August 25, 2007, we were in compliance with all covenants and expect to remain in compliance with all covenants.

Stock Repurchases

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was most recently amended in June 2007 to increase the repurchase authorization to $5.9 billion from $5.4 billion. From January 1998 to August 25, 2007, the Company has repurchased a total of 99.3 million shares at an aggregate cost of $5.4 billion. The Company repurchased 6.0 million shares of its common stock at an aggregate cost of $761.9 million during fiscal 2007, 6.2 million shares of its common stock at an aggregate cost of $578.1 million during fiscal 2006, and 4.8 million shares of its common stock at an aggregate cost of $426.9 million during fiscal 2005.

Financial Commitments

The following table shows AutoZone's significant contractual obligations as of August 25, 2007:

(in thousands)	Total Contractual Obligations	Payment Due by Period Less than 1 year	Between 1-3 years	Between 4-5 years	Over 5 years
Long-term debt (1)	$1,935,618	$435,618	$300,000	$200,000	$1,000,000
Interest payments (2)	500,707	96,988	154,506	118,300	130,913
Operating leases (3)	1,312,252	171,163	291,970	214,984	634,135
Capital leases (4)	62,510	16,015	28,928	17,567	—
Self-insurance reserves (5)	141,815	45,727	45,283	22,415	28,390
Construction obligations	23,804	23,804	—	—	—
	$3,976,706	$789,315	$820,687	$573,266	$1,793,438

(1) Long-term debt balances represent principal maturities, excluding interest. At August 25, 2007, debt balances due in less than one year of $435.6 million are classified as long-term in our consolidated financial statements, as we have the ability and intent to refinance them on a long-term basis.

(2) Represents obligations for interest payments on long-term debt, including the effect of interest rate hedges.

(3) Operating lease obligations include related interest and are inclusive of amounts accrued within deferred rent and closed store obligations reflected in our consolidated balance sheets.

(4) Capital lease obligations include related interest.

(5) The Company retains a significant portion of the risks associated with workers compensation, employee health, general and product liability, property, and automotive insurance. These amounts represent undiscounted estimates based on actuarial calculations. Although these obligations do not have scheduled maturities , the timing of future payments are predictable based upon historical patterns. Accordingly, the Company reflects the net present value of these obligations in its consolidated balance sheets.

We have other obligations reflected in our balance sheet that are not reflected in the table above due to the absence of scheduled maturities or due to the nature of the account. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable in 2008 that are included in current liabilities.

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

Off-Balance Sheet Arrangements

The following table reflects outstanding letters of credit and surety bonds as of August 25, 2007.

(in thousands)	Total Other Commitments
Standby letters of credit	$ 113,305
Surety bonds	11,286
	$ 124,591

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our consolidated balance sheet. The standby letters of credit and surety bonds arrangements expire within one year, but have automatic renewal clauses.

In conjunction with our commercial sales program, we offer credit to some of our commercial customers. The majority of our receivables related to the credit program are sold to a third party at a discount for cash with limited recourse. AutoZone has recorded a reserve for this recourse. At August 25, 2007, the receivables facility had an outstanding balance of $55.3 million and the balance of the recourse reserve was $1.8 million.

We have entered into POS arrangements with certain vendors, whereby we will not purchase merchandise supplied by a vendor until just before that merchandise is ultimately sold to our customers. Title and certain risks of ownership remain with the vendor until the merchandise is sold to our customers. Since we do not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not recorded on our balance sheet. Upon the sale of the merchandise to our customers, we recognize the liability for the goods and pay the vendor in accordance with the agreed-upon terms. Although we do not hold title to the goods, we do control pricing and have credit collection risk and therefore, gross revenues under POS arrangements are included in net sales in the income statement. Sales of merchandise under POS arrangements approximated $170.0 million in fiscal 2007, $390.0 million in fiscal 2006, and $460.0 million in fiscal 2005. Merchandise under POS arrangements was $22.4 million at August 25, 2007 and $92.1 million at August 26, 2006.

Value of Pension Assets

At August 25, 2007, the fair market value of AutoZone's pension assets was $161.2 million, and the related accumulated benefit obligation was $161.1 million based on a May 31, 2007 measurement date. On January 1, 2003, our defined benefit pension plans were frozen. Accordingly, plan participants earn no new benefits under the plan formulas, and no new participants may join the plans. The material assumptions for fiscal 2007 are an expected long-term rate of return on plan assets of 8.0% and a discount rate of 6.25%. For additional information regarding AutoZone's qualified and non-qualified pension plans refer to "Note I – Pensions and Savings Plans" in the accompanying Notes to Consolidated Financial Statements.

Reconciliation of Non-GAAP Financial Measures

"Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information to analyze or compare our operations. Furthermore, our management and Compensation Committee of the Board of Directors use the abovementioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt
The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in the "Selected Financial Data".

	Fiscal Year Ended August				
(in thousands)	**2007**	**2006**	**2005**	**2004**	**2003**
Net increase (decrease) in cash and cash equivalents	$ (4,904)	$ 16,748	$ (2,042)	$(16,250)	$ 22,796
Less: Increase (decrease) in debt	78,461	(4,693)	(7,400)	322,405	352,328
Less: Share repurchases	(761,887)	(578,066)	(426,852)	(848,102)	(891,095)
Cash flow before share repurchases and changes in debt	$678,522	$ 599,507	$ 432,210	$509,447	$ 561,563

Reconciliation of Non-GAAP Financial Measure: After-Tax Return on Invested Capital

The following table reconciles the percentages of after-tax return on invested capital, or "ROIC." After-tax return on invested capital is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in the "Selected Financial Data."

(in thousands, except percentage data)

	Fiscal Year Ended August				
	2007	2006	2005	2004	2003
Net income	$ 595,672	$ 569,275	$ 571,019	$ 566,202	$ 517,604
Adjustments:					
After-tax interest	75,793	68,089	65,533	58,003	52,686
After-tax rent	97,050	90,808	96,367	73,086	68,764
After-tax return	$ 768,515	$ 728,172	$ 732,919	$ 697,291	$ 639,054
Average debt (1)	$ 1,955,652	$ 1,909,011	$ 1,969,639	$ 1,787,307	$ 1,484,987
Average equity (2)	478,853	510,657	316,639	292,802	580,176
Rent x 6 (3)	915,138	863,328	774,706	701,621	663,990
Average capital lease obligations (4)	30,538	-	-	-	-
Pre-tax invested capital	$ 3,380,181	$ 3,282,996	$ 3,060,984	$ 2,781,730	$ 2,729,153
ROIC	22.7%	22.2%	23.9%	25.1%	23.4%

(1) Average debt is equal to the average of our long-term debt measured at the end of the prior fiscal year and each of the 13 fiscal periods in the current fiscal year. Long-term debt (in thousands) was $1,194,517 at August 31, 2002.

(2) Average equity is equal to the average of our stockholders' equity measured at the end of the prior fiscal year and each of the 13 fiscal periods of the current fiscal year. Stockholders' equity (in thousands) was $689,127 at August 31, 2002.

(3) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital. This calculation excludes the impact from the cumulative lease accounting adjustments recorded in the second quarter of fiscal 2005.

(4) Average of the capital lease obligations relating to vehicle capital leases entered into at the beginning of fiscal 2007 is computed as the average over the trailing 13 periods. Rent expense associated with the vehicles prior to the conversion to capital leases is included in the rent for purposes of calculating return on invested capital.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") in June 2006. The interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 will be effective for our fiscal year beginning August 26, 2007. The Company has not determined the effect, if any, that the adoption of FIN 48 will have on the Company's financial position and results of operations.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). This new standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 will be effective for AutoZone in fiscal 2009. The Company is still in the process of evaluating the impact, if any, that SFAS 157 will have on the Company's financial position and results of operations.

On September 29, 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- An Amendment of FASB Statements No. 87, 88, 106, and 132R ("SFAS 158"). This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. We adopted the recognition and disclosure provisions of SFAS 158 during 2007 and will adopt the measurement date provisions in 2009. Please refer to Note I (Pension and Savings Plan) for further description of this adoption.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This new standard permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective for AutoZone in fiscal 2009. The Company is still in the process of evaluating the impact, if any, that it will have on the Company's financial position and results of operations.

Critical Accounting Policies

Preparation of our consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the Notes to Consolidated Financial Statements, we describe our significant accounting policies used in preparing the consolidated financial statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified the critical accounting policies for the areas that are materially impacted by estimates and assumptions and have discussed such policies with the Audit Committee of our Board of Directors. The following items in our consolidated financial statements require significant estimation or judgment:

Inventory and Cost of Sales
We state our inventories at the lower of cost or market using the last-in, first-out ("LIFO") method. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's inventory balances are effectively maintained under the first-in, first-out method as the Company's policy is not to write up inventory for favorable LIFO adjustments, resulting in cost of sales being reflected at the higher amount. Since inventory value is adjusted regularly to reflect market conditions, our inventory methodology reflects the lower of cost or market. The nature of our inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to our vendors for credit. We provide reserves where less than full credit will be received for such returns and where we anticipate that items will be sold

at retail prices that are less than recorded costs. Additionally, we reduce inventory for estimated losses related to shrinkage. Our shrink estimate is based on historical losses verified by ongoing physical inventory counts.

Vendor Allowances
AutoZone receives various payments and allowances from its vendors based on the volume of purchases or for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to purchase volumes and the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise. The Company's level of advertising and other operating, selling, general and administrative expenditures are not dependent on vendor allowances.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product, but only if it is reasonably certain that the required volume levels will be reached. These monies are recorded as a reduction of inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For all allowances and promotional funds earned under vendor funding, the Company applies the guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"), by recording the vendor funds as a reduction of inventories that are recognized as a reduction to cost of sales as the inventories are sold. The Company's vendor funding arrangements do not provide for any reimbursement arrangements that are for specific, incremental, identifiable costs that are permitted under EITF 02-16 for the funding to be recorded as a reduction to advertising or other operating, selling, general and administrative expenses.

Impairments
In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we evaluate the recoverability of the carrying amounts of long-lived assets, such as property and equipment, covered by this standard annually and more frequently if events or changes in circumstances dictate that the carrying value may not be recoverable. As part of the evaluation, we review performance at the store level to identify any stores with current period operating losses that should be considered for impairment. We compare the sum of the undiscounted expected future cash flows with the carrying amounts of the assets.

Under the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we perform an annual test of goodwill to compare the estimated fair value of goodwill to the carrying amount to determine if any impairment exists. We perform the annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

If impairments are indicated by either of the above evaluations, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. Such evaluations require management to make certain assumptions based upon information available at the time the evaluation is performed, which could differ from actual results.

Self-Insurance
We retain a significant portion of the risks associated with workers' compensation, vehicle, employee health, general and product liability and property losses. Liabilities associated with these losses include estimates of both claims filed and losses incurred but not yet reported. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The actuarial estimated long-term portions of these liabilities are recorded at our estimate of their net present value; other liabilities are not discounted. We believe the amounts accrued are adequate, although actual losses may differ from the amounts provided. We maintain stop-loss coverage to limit the exposure related to certain risks.

Income Taxes
We accrue and pay income taxes based on the tax statutes, regulations and case law of the various jurisdictions in which we operate. Income tax expense involves management judgment as to the ultimate resolution of any tax

matters in dispute with state, federal and foreign tax authorities. Management believes the resolution of the current open tax issues will not have a material impact on our consolidated financial statements.

Litigation and Other Contingent Liabilities
We have received claims related to and been notified that we are a defendant in a number of legal proceedings resulting from our business, such as employment matters, product liability claims and general liability claims related to our store premises. We calculate contingent loss accruals using our best estimate of our probable and reasonably estimable contingent liabilities.

Pension Obligation
Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. As the plan benefits are frozen, the annual pension expense and recorded liabilities are not impacted by increases in future compensation levels, but are impacted by actuarial calculations using two key assumptions:

i. *Expected long-term rate of return on plan assets:* estimated by considering the composition of our asset portfolio, our historical long-term investment performance and current market conditions.
ii. *Discount rate used to determine benefit obligations:* adjusted annually based on the interest rate for long-term high-quality corporate bonds as of the measurement date (May 31) using yields for maturities that are in line with the duration of our pension liabilities. This same discount rate is also used to determine pension expense for the following plan year. If such assumptions differ materially from actual experience, the impact could be material to our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various financial instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by our Board of Directors. Further, we do not buy or sell financial instruments for trading purposes.

Interest Rate Risk
AutoZone's financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

AutoZone has historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments in our consolidated balance sheets as a component of other assets. All of the Company's interest rate hedge instruments are designated as cash flow hedges. We had an outstanding interest rate swap with a fair value of $5.8 million at August 25, 2007, and $10.2 million at August 26, 2006, to effectively fix the interest rate on the $300.0 million term loan entered into during December 2004.

The related gains and losses on interest rate hedges are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in income. The Company's hedge instrument was determined to be highly effective as of August 25, 2007.

The fair value of our debt was estimated at $1.928 billion as of August 25, 2007, and $1.825 billion as of August 26, 2006, based on the quoted market prices for the same or similar debt issues or on the current rates available to AutoZone for debt having the same remaining maturities. Such fair value is less than the carrying value of debt by $7.6 million at August 25, 2007, and less than the carrying value of debt by $32.3 million at August 26, 2006. Considering the effect of any interest rate swaps designated and effective as cash flow hedges, we had $245.6 million of variable rate debt outstanding at August 25, 2007, and $167.2 million of variable rate debt outstanding at August 26, 2006. At these borrowing levels for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of $2.5 million in 2007 and $1.7 million in 2006, which includes the effects of interest rate swaps. The primary interest rate exposure on variable rate debt is based on LIBOR. Considering the effect of any interest rate swaps designated and effective as cash flow hedges, we had outstanding fixed rate debt of $1.690 billion at August 25, 2007, and at August 26, 2006. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by $60.8 million at August 25, 2007, and $68.3 million at August 26, 2006.

Fuel Price Risk
Fuel swap contracts that we utilize have not previously been designated as hedging instruments under the provisions of SFAS 133 and thus do not qualify for hedge accounting treatment, although the instruments were executed to economically hedge a portion of our diesel fuel and unleaded fuel exposure. As of August 25, 2007, the then current month's fuel swap contract was outstanding with a settlement date of August 31, 2007. During fiscal 2007 and 2005, we entered into fuel swaps to economically hedge a portion of our diesel fuel exposure. These swaps were settled within a few days of each fiscal year end and had no significant impact on cost of sales for the 2007 or 2005 fiscal years. We did not enter into any fuel swap contracts during fiscal 2006.

Item 8. Financial Statements and Supplementary Data

Index

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team, which is comprised of both Deloitte & Touche LLP professionals and Company personnel. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 25, 2007, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 25, 2007.

Our independent registered public accounting firm, Ernst & Young LLP, audited the effectiveness of our internal control over financial reporting. Ernst & Young has issued their report concurring with management's assessment, which is included in this Annual Report.

Certifications

Compliance with NYSE Corporate Governance Listing Standards
On January 12, 2007, the Company submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Rule 13a-14(a) Certifications of Principal Executive Officer and Principal Financial Officer
The Company has filed, as exhibits to its Annual Report on Form 10-K for the fiscal year ended August 25, 2007, the certifications of its Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2004.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 25, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AutoZone, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AutoZone, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 25, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AutoZone, Inc. as of August 25, 2007 and August 26, 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 25, 2007 of AutoZone, Inc. and our report dated October 19, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 19, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 25, 2007 and August 26, 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 25, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 25, 2007 and August 26, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 25, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AutoZone, Inc.'s internal control over financial reporting as of August 25, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 19, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 19, 2007

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 25, 2007 (52 Weeks)	August 26, 2006 (52 Weeks)	August 27, 2005 (52 Weeks)
Net sales	$ 6,169,804	$ 5,948,355	$ 5,710,882
Cost of sales, including warehouse and delivery expenses	3,105,554	3,009,835	2,918,334
Operating, selling, general and administrative expenses	2,008,984	1,928,595	1,816,884
Operating profit	1,055,266	1,009,925	975,664
Interest expense, net	119,116	107,889	102,443
Income before income taxes	936,150	902,036	873,221
Income taxes	340,478	332,761	302,202
Net income	$ 595,672	$ 569,275	$ 571,019
Weighted average shares for basic earnings per share	69,101	75,237	78,530
Effect of dilutive stock equivalents	743	622	978
Adjusted weighted average shares for diluted earnings per share	69,844	75,859	79,508
Basic earnings per share	$ 8.62	$ 7.57	$ 7.27
Diluted earnings per share	$ 8.53	$ 7.50	$ 7.18

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except per share data)	August 25, 2007	August 26, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 86,654	$ 91,558
Accounts receivable	59,876	80,363
Merchandise inventories	2,007,430	1,846,650
Other current assets	116,495	100,356
Total current assets	2,270,455	2,118,927
Property and equipment:		
Land	625,992	588,444
Buildings and improvements	1,720,172	1,566,002
Equipment	780,199	729,426
Leasehold improvements	183,601	165,577
Construction in progress	85,581	134,359
	3,395,545	3,183,808
Less: Accumulated depreciation and amortization	1,217,703	1,132,500
	2,177,842	2,051,308
Goodwill, net of accumulated amortization	302,645	302,645
Deferred income taxes	21,331	20,643
Other long-term assets	32,436	32,783
	356,412	356,071
	$ 4,804,709	$ 4,526,306
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,870,668	$ 1,699,667
Accrued expenses and other	307,633	280,419
Income taxes payable	25,442	24,378
Deferred income taxes	82,152	50,104
Total current liabilities	2,285,895	2,054,568
Long-term debt	1,935,618	1,857,157
Other liabilities	179,996	145,053
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 71,250 shares issued and 65,960 shares outstanding in 2007 and 77,240 shares issued and 71,082 shares outstanding in 2006	713	772
Additional paid-in capital	545,404	500,880
Retained earnings	546,049	559,208
Accumulated other comprehensive loss	(9,550)	(15,500)
Treasury stock, at cost	(679,416)	(575,832)
Total stockholders' equity	403,200	469,528
	$ 4,804,709	$ 4,526,306

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 25, 2007 (52 Weeks)	August 26, 2006 (52 Weeks)	August 27, 2005 (52 Weeks)
Cash flows from operating activities:			
Net income	$ 595,672	$ 569,275	$ 571,019
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	159,411	139,465	135,597
Deferred rent liability adjustment	—	—	21,527
Amortization of debt origination fees	1,719	1,559	2,343
Income tax benefit from exercise of stock options	(16,523)	(10,608)	31,828
Deferred income taxes	24,844	36,306	(16,628)
Income from warranty negotiations	—	—	(1,736)
Share-based compensation expense	18,462	17,370	—
Changes in operating assets and liabilities			
Accounts receivable	20,487	37,900	(42,485)
Merchandise inventories	(160,780)	(182,790)	(124,566)
Accounts payable and accrued expenses	186,228	184,986	109,341
Income taxes payable	17,587	28,676	(67,343)
Other, net	(1,913)	608	29,186
Net cash provided by operating activities	845,194	822,747	648,083
Cash flows from investing activities:			
Capital expenditures	(224,474)	(263,580)	(283,478)
Purchase of marketable securities	(94,615)	(159,957)	—
Proceeds from sale of investments	86,921	145,369	—
Acquisitions	—	—	(3,090)
Disposal of capital assets	3,453	9,845	3,797
Net cash used in investing activities	(228,715)	(268,323)	(282,771)
Cash flows from financing activities:			
Net (repayments of) proceeds from commercial paper	84,300	(51,993)	(304,700)
Proceeds from issuance of debt	—	200,000	300,000
Repayment of Senior Notes	—	(150,000)	—
Net proceeds from sale of common stock	58,952	38,253	64,547
Purchase of treasury stock	(761,887)	(578,066)	(426,852)
Income tax benefit from exercise of stock options	16,523	10,608	—
Payments of capital lease obligations	(11,360)	—	—
Other	(7,911)	(6,478)	(349)
Net cash used in financing activities	(621,383)	(537,676)	(367,354)
Net increase (decrease) in cash and cash equivalents	(4,904)	16,748	(2,042)
Cash and cash equivalents at beginning of year	91,558	74,810	76,852
Cash and cash equivalents at end of year	$ 86,654	$ 91,558	$ 74,810
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 116,580	$ 104,929	$ 98,937
Income taxes paid	$ 299,566	$ 267,913	$ 339,245
Assets acquired through capital lease	$ 69,325	$ —	$ —

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 28, 2004	89,393	$894	$414,231	$580,147	$(15,653)	$(808,226)	$171,393
Net income				571,019			571,019
Minimum pension liability, net of taxes of ($16,925)					(25,293)		(25,293)
Foreign currency translation adjustment					5,160		5,160
Net gains on outstanding derivatives, net of taxes of $1,589					2,717		2,717
Reclassification of derivative ineffectiveness into earnings, net of taxes of ($1,740)					(2,900)		(2,900)
Reclassification of net gains on derivatives into earnings					(612)		(612)
Comprehensive income							550,091
Purchase of 4,822 shares of treasury stock						(426,852)	(426,852)
Retirement of treasury stock	(10,000)	(100)	(48,300)	(780,890)		829,290	—
Sale of common stock under stock option and stock purchase plans	1,718	17	64,530				64,547
Income tax benefit from exercise of stock options			31,828				31,828
Balance at August 27, 2005	81,111	811	462,289	370,276	(36,581)	(405,788)	391,007
Net income				569,275			569,275
Minimum pension liability, net of taxes of $14,624					22,532		22,532
Foreign currency translation adjustment					(4,410)		(4,410)
Unrealized loss adjustment on marketable securities, net of taxes of ($98)					(181)		(181)
Net gains on outstanding derivatives, net of taxes of $2,152					3,752		3,752
Reclassification of net gains on derivatives into earnings					(612)		(612)
Comprehensive income							590,356
Purchase of 6,187 shares of treasury stock						(578,066)	(578,066)
Retirement of treasury stock	(4,600)	(46)	(27,633)	(380,343)		408,022	—
Sale of common stock under stock option and stock purchase plans	729	7	38,246				38,253
Share-based compensation expense			17,370				17,370
Income tax benefit from exercise of stock options			10,608				10,608
Balance at August 26, 2006	77,240	772	500,880	559,208	(15,500)	(575,832)	469,528
Net income				595,672			595,672
Minimum pension liability, net of taxes of $9,176					14,218		14,218
Foreign currency translation adjustment					(3,240)		(3,240)
Unrealized gain adjustment on marketable securities, net of taxes $56					104		104
Net losses on outstanding derivatives net of taxes of ($1,627)					(2,813)		(2,813)
Reclassification of net gains on derivatives into earnings					(612)		(612)
Comprehensive income							603,329
Cumulative effect of adopting SFAS 158, net of taxes of ($1,089)					(1,707)		(1,707)
Purchase of 6,032 shares of treasury stock						(761,887)	(761,887)
Retirement of treasury stock	(6,900)	(68)	(49,404)	(608,831)		658,303	—
Sale of common stock under stock option and stock purchase plans	910	9	58,943				58,952
Share-based compensation expense			18,462				18,462
Income tax benefit from exercise of stock options			16,523				16,523
Balance at August 25, 2007	71,250	$ 713	$545,404	$ 546,049	$ (9,550)	$(679,416)	$403,200

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") is principally a retailer and distributor of automotive parts and accessories. At the end of fiscal 2007, the Company operated 3,933 domestic stores in the United States and Puerto Rico, and 123 stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. Many of the stores have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. The Company also sells the ALLDATA brand automotive diagnostic and repair software. On the web at www.autozone.com, the Company sells diagnostic and repair information, auto and light truck parts, and accessories.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Excluded from cash equivalents are investments in money market accounts, held by the Company's wholly owned insurance captive that was established during fiscal 2004. These investments approximated $5.2 million at August 25, 2007, and $8.0 million at August 26, 2006. They are included within the other current assets caption and are recorded at cost, which approximates market value, due to the short maturity of the investments. Also included in cash equivalents are proceeds due from credit and debit card transactions with settlement terms of less than 5 days. Credit and debit card receivables included within cash equivalents were $22.7 million at August 25, 2007 and $21.6 million at August 26, 2006.

Marketable Securities: During fiscal 2006, the Company began investing a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities. The Company accounts for these securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") and accordingly, classifies them as available-for-sale. The Company includes the securities within the other current assets caption and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. Unrealized gains and losses on these marketable securities are recorded in accumulated other comprehensive income, net of tax.

The Company's available-for-sale financial instruments consisted of the following at:

(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
August 25, 2007	$57,245	$33	$(152)	$57,126
August 26, 2006	$46,801	$13	$(292)	$46,522

The debt securities held at August 25, 2007, had contractual maturities ranging from less than one year to approximately 2 years. The Company did not realize any material gains or losses on its marketable securities during fiscal 2007. Prior to 2006, the Company did not invest in any securities required to be accounted for under SFAS 115.

Accounts Receivable: Accounts receivable consists of receivables from customers and vendors, and are presented net of an allowance for uncollectible accounts. AutoZone routinely grants credit to certain of its commercial customers. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of its sales. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations and the allowances for uncollectible accounts were $17.7 million at August 25, 2007, and $13.7 million at August 26, 2006. The Company routinely sells the majority of its receivables to a third party at a discount for cash with limited recourse. AutoZone has recorded a $1.8 million recourse reserve related to the $55.3 million in outstanding factored receivables at August 25, 2007. The recourse reserve at August 26, 2006 approximated $1.0 million related to the $53.4 million in outstanding factored receivables.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's inventory balances are effectively maintained under the first-in, first-out method as the Company's policy is not to write up inventory for favorable LIFO adjustments, resulting in cost of sales being reflected at the higher amount. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $227.9 million at August 25, 2007, and $198.3 million at August 26, 2006.

AutoZone has entered into pay-on-scan ("POS") arrangements with certain vendors, whereby AutoZone will not purchase merchandise supplied by a vendor until that merchandise is ultimately sold to AutoZone's customers. Title and certain risks of ownership remain with the vendor until the merchandise is sold to AutoZone's customers. Since the Company does not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not recorded in the Company's balance sheet. Upon the sale of the merchandise to AutoZone's customers, AutoZone recognizes the liability for the goods and pays the vendor in accordance with the agreed-upon terms. Although AutoZone does not hold title to the goods, AutoZone controls pricing and has credit collection risk and therefore, gross revenues under POS arrangements are included in net sales in the income statement. Sales of merchandise under POS arrangements approximated $170.0 million in fiscal 2007, $390.0 million in fiscal 2006, and $460.0 million in fiscal 2005. Merchandise under POS arrangements was $22.4 million at August 25, 2007 and $92.1 million at August 26, 2006.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under capital lease.

Impairment of Long-Lived Assets: In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company evaluates the recoverability of the carrying amounts of the assets covered by this standard annually and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. As part of the evaluation, the Company reviews performance at the store level to identify any stores with current period operating losses that should be considered for impairment. The Company compares the sum of the undiscounted expected future cash flows with the carrying amounts of the assets. If impairments are indicated, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss where fair value is estimated based on discounted cash flows. No significant impairment losses were recorded in the three years ended August 25, 2007.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in the three years ended August 25, 2007.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. The Company complies with Statement of Financial Accounting Standards Nos. 133, 137, 138 and 149 (collectively "SFAS 133") pertaining to the accounting for these derivatives and hedging activities which require all such interest rate hedge instruments to be recorded on the balance sheet at fair value. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to "Note E – Derivative Instruments and Hedging Activities" for additional disclosures regarding the Company's derivative instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying consolidated statements of cash flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to other comprehensive loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement. The periodic settlement of interest rate derivatives hedging outstanding variable rate debt is recorded as an adjustment to interest expense and is therefore reflected as a component of operating cash flows.

Foreign Currency: The Company accounts for its Mexican operations using the Mexican peso as the functional currency and converts its financial statements from Mexican pesos to U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The cumulative loss on currency translation is recorded as a component of accumulated other comprehensive loss and approximated $15.8 million at August 25, 2007 and $12.5 million at August 26, 2006.

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, employee health, general, products liability, property and automotive insurance. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The actuarial estimated long-term portions of these liabilities are recorded at our estimate of their net present value.

Deferred Rent: The Company recognizes rent expense on a straight-line basis over the course of the lease term, which includes any reasonably assured renewal periods, beginning on the date the Company takes physical possession of the property (see "Note J – Leases"). Differences between this calculated expense and cash payments are recorded as a liability in accrued expenses and other liabilities on the accompanying balance sheet. This deferred rent approximated $42.6 million as of August 25, 2007 and $31.1 million as of August 26, 2006.

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note F – Financing," marketable securities is included in "Note A - Marketable Securities," and derivatives is included in "Note E– Derivative Instruments and Hedging Activities."

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are reflected as accrued expenses and other until remitted to the taxing authorities.

Revenue Recognition: The Company recognizes sales at the time the sale is made and the product is delivered to the customer. Revenue from sales are presented net of allowances for estimated sales returns, which are based on historical return rates.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount upon the customer returning a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors based on the volume of purchases and for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to purchase volumes and the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise. The Company's level of advertising and other operating, selling, general and administrative expenditures are not dependent on vendor allowances.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product, but only if it is reasonably certain that the required volume levels will be reached. These monies are recorded as a reduction of inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For all allowances and promotional funds earned under vendor funding, the Company applies the guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"), by recording the vendor funds as a reduction of inventories that are recognized as a reduction to cost of sales as the inventories are sold. The Company's vendor funding arrangements do not provide for any reimbursement arrangements that are for specific, incremental, identifiable costs that are permitted under EITF 02-16 for the funding to be recorded as a reduction to advertising or other operating, selling, general and administrative expenses.

Advertising expense was approximately $85.9 million in fiscal 2007, $78.1 million in fiscal 2006, and $90.3 million in fiscal 2005. The Company expenses advertising costs as incurred.

Warranty Costs: The Company or the vendors supplying its products provide its customers with limited warranties on certain products. Estimated warranty obligations for which the Company is responsible are based on historical experience, provided at the time of sale of the product, and charged to cost of sales.

Shipping and Handling Costs: The Company does not generally charge customers separately for shipping and handling. Substantially all the cost the Company incurs to ship products to our stores is included in cost of sales.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents, which are primarily stock options. Stock options that were not included in the diluted computation because they would have been anti-dilutive were approximately 8,000 shares at August 25, 2007, 700,000 shares at August 26, 2006, and 1.0 million shares at August 27, 2005.

Stock Options: At August 25, 2007, the Company has stock option plans that provide for the purchase of the Company's common stock by certain of its employees and directors, which are described more fully in "Note B – Share-Based Payments." Effective August 28, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" ("SFAS 123(R)") and began recognizing compensation expense for its share-based payments based on the fair value of the awards. See "Note B – Share-Based Payments" for further discussion.

Recent Accounting Pronouncements: The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") in June 2006. The interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 will be effective for AutoZone's fiscal year beginning August 26, 2007. The Company has not determined the effect, if any, that the adoption of FIN 48 will have on the Company's financial position and results of operations.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). This new standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 will be effective for AutoZone in fiscal 2009. The Company is still in the process of evaluating the impact, if any, that SFAS 157 will have on the Company's financial position and results of operations.

On September 29, 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status and (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions). Those changes will be reported in comprehensive income. The Company adopted the recognition and disclosure provisions of SFAS 158 during 2007 and will adopt the measurement date provisions in 2009. Please refer to Note I (Pension and Savings Plan) for further description of this adoption.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This new standard permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective for AutoZone in fiscal 2009. The Company is still in the process of evaluating the impact, if any, that it will have on the Company's financial position and results of operations.

Note B – Share-Based Payments

Effective August 28, 2005, the Company adopted SFAS 123(R) and began recognizing compensation expense for its share-based payments based on the fair value of the awards. Share-based payments include stock option grants and certain transactions under the Company's other stock plans. Prior to August 28, 2005, the Company accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, no stock-based employee compensation cost was reflected in net income prior to adopting SFAS 123(R). As the Company adopted SFAS 123(R) under the modified-prospective-transition method, results from prior periods have not been restated.

In accordance with SFAS 123(R), share-based compensation expense recognized since August 27, 2005, is based on the following: a) grant date fair value estimated in accordance with the original provisions of SFAS 123 for unvested options granted prior to the adoption date; b) grant date fair value estimated in accordance with the provisions of SFAS 123(R) for options granted subsequent to the adoption date; and c) the discount on shares sold to employees under employee stock purchase plans post-adoption, which represents the difference between the grant date fair value and the employee purchase price.

Total share-based expense (a component of operating, selling, general and administrative expenses) was $18.5 million related to stock options and share purchase plans for fiscal 2007 and $17.4 million in the previous year.

Beginning in fiscal 2006, excess tax benefits, tax deductions in excess of recognized compensation cost, are classified as a financing cash inflow in accordance with SFAS 123(R).

The following sentence illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 for fiscal 2005. For fiscal 2005, the Company had net income of $571.0 million, pro-forma stock-based employee compensation expense of $11.3 million, pro-forma net income of $559.8 million and pro-forma basic and diluted EPS of $7.12 and $7.03, respectively. The value of the options was estimated using the Black-Scholes-Merton multiple option pricing model for the option grants.

Under SFAS 123(R), forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. Under SFAS 123 and APB 25, the Company elected to account for forfeitures when awards were actually forfeited, at which time all previous pro forma expense disclosed for the forfeited awards ($7.3 million in fiscal 2005) was reversed to reduce pro forma expense for that period.

AutoZone grants options to purchase common stock to certain of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options have a term of 10 years or 10 years and one day from grant date. Director options generally vest three years from grant date. Employee options generally vest in equal annual installments on the first, second, third and fourth anniversaries of the grant date. Employees and directors generally have 30 days after the service relationship ends, or one year after death, to exercise all vested options. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

The weighted average for key assumptions used in determining the fair value of options granted and a summary of the methodology applied to develop each assumption are as follows:

	Year Ended		
	August 25, 2007	August 26, 2006	August 27, 2005
Expected price volatility	26%	35%	36%
Risk-free interest rates	4.6%	4.1%	2.8%
Weighted average expected lives in years	3.9	3.3	3.5
Forfeiture rate	10%	10%	n/a
Dividend yield	0%	0%	0%

Expected Price Volatility - This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. We use actual historical changes in the market value of our stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. We calculate daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate - This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives - This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years or ten years and one day. An increase in the expected life will increase compensation expense.

Forfeiture Rate - This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield - The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The Company generally issues new shares when options are exercised. A summary of outstanding stock options is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding August 28, 2004	5,011,706	$ 54.42
Granted	1,099,465	77.74
Exercised	(1,741,312)	38.85
Canceled	(532,373)	70.91
Outstanding August 27, 2005	3,837,486	65.87
Granted	749,452	82.75
Exercised	(737,515)	54.48
Canceled	(493,881)	75.49
Outstanding August 26, 2006	3,355,542	70.73
Granted	695,298	104.64
Exercised	(934,677)	66.90
Canceled	(159,398)	83.19
Outstanding August 25, 2007	2,956,765	$ 79.24

The following table summarizes information about stock options outstanding at August 25, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price
$22.00 - $75.64	1,181,091	$ 58.44	5.04	884,233	$ 52.67
$82.00 - $89.18	987,334	85.35	7.16	387,969	87.12
$89.30 - $103.44	744,262	101.59	8.89	40,000	95.32
$116.35 – 129.63	44,078	122.43	9.47	—	—
$22.00 - $129.63	2,956,765	$ 79.24	6.78	1,312,202	$ 64.15

At August 25, 2007, the aggregate intrinsic value of all outstanding options was $130 million with a weighted average remaining contractual term of 6.8 years, of which 1,312,202 of the outstanding options are currently exercisable with an aggregate intrinsic value of $77.6 million, a weighted average exercise price of $64.15 and a weighted average remaining contractual term of 5.1 years. Shares reserved for future option grants approximated 4.6 million at August 25, 2007. The weighted average grant date fair value of options granted was $29.04 during fiscal 2007 and $22.86 during fiscal 2006. The intrinsic value of options exercised was $47 million in fiscal 2007 and $27 million in fiscal 2006.

Under the AutoZone, Inc. 2003 Director Compensation Plan, a non-employee director may receive no more than one-half of his or her director fees immediately in cash, and the remainder of the fees must be taken in common stock or may be deferred in units with value equivalent to the value of shares of common stock as of the grant date ("Stock Units"). At August 25, 2007, the Company has $2.6 million accrued related to 21,323 director units issued under the current and prior plans with 84,681 shares of common stock reserved for future issuance under the current plan.

Under the AutoZone, Inc. 2003 Director Stock Option Plan, each non-employee director receives an option to purchase 1,500 shares of common stock on January 1 of each year, and each director who owns common stock or Stock Units worth at least five times the annual retainer fee receives an additional option to purchase 1,500 shares. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants are made at the fair market value as of the grant date. At August 25, 2007, there were 95,552 outstanding options with 287,948 shares of common stock reserved for future issuance under this plan.

During June, 2007, the Board of Directors approved certain changes to the Director Compensation Plan and Director Stock Option Plan. For further discussion on the changes, see the Proxy Statement for Annual Meeting of Stockholders on December 12, 2007.

The Company recognized $1.1 million in expense related to the discount on the selling of shares to employees and executives under various share purchase plans in fiscal 2007 and $884,000 in the prior year. The employee stock purchase plan, which is qualified under Section 423 of the Internal Revenue Code, permits all eligible employees to purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 39,139 shares were sold to employees in fiscal 2007, 51,167 shares were sold to employees in fiscal 2006, and 59,479 shares were sold in fiscal 2005. The Company repurchased 65,152 shares at fair value in fiscal 2007, 62,293 shares at fair value in fiscal 2006, and 87,974 shares in fiscal 2005 from employees electing to sell their stock. Issuances of shares under the employee stock purchase plans are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note H – Stock Repurchase Program." At August 25, 2007, 385,897 shares of common stock were reserved for future issuance under this plan. Additionally, executives may participate in the Amended and Restated Executive Stock Purchase Plan, which permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases under this plan were 1,257 shares in fiscal 2007, 811 shares in fiscal 2006, and 5,366 shares in fiscal 2005. At August 25, 2007, 263,037 shares of common stock were reserved for future issuance under this plan.

On December 13, 2006, stockholders approved the AutoZone, Inc. 2006 Stock Option Plan and the AutoZone, Inc. Fourth Amended and Restated Executive Stock Purchase Plan. There have been no other material modifications to the Company's stock plans during fiscal 2007, 2006, or 2005.

Note C – Accrued Expenses and Other

Accrued expenses consisted of the following:

(in thousands)	August 25, 2007	August 26, 2006
Medical and casualty insurance claims (current portion)	$ 52,037	$ 49,844
Accrued compensation; related payroll taxes and benefits	101,467	101,089
Property and sales taxes	61,570	54,623
Accrued interest	22,241	25,377
Accrued sales and warranty returns	8,634	8,238
Capital lease obligations	16,015	—
Other	45,669	41,248
	$ 307,633	$ 280,419

The Company retains a significant portion of the insurance risks associated with workers' compensation, employee health, general, products liability, property and automotive insurance. Beginning in fiscal 2004, a portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The limits are per claim and are $1.5 million for workers' compensation, $500,000 for employee health, and $1.0 million for general, products liability, property, and automotive. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. Estimates are based on calculations that consider historical lag and claim development factors.

The Company or the vendors supplying its products provide its customers limited warranties on certain products that range from 30 days to lifetime warranties. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses. For vendor allowances that are in excess of the related estimated warranty expense for the vendor's products, the excess is reclassified to inventory and recognized as a reduction to cost of sales as the related inventory is sold. Changes in the Company's accrued sales and warranty returns during the fiscal year were minimal.

Note D – Income Taxes

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended August 25, 2007	August 26, 2006	August 27, 2005
Current:			
Federal	$ 292,166	$ 272,916	$ 296,849
State	23,468	23,539	21,981
	315,634	296,455	318,830
Deferred:			
Federal	22,878	30,065	(11,271)
State	1,966	6,241	(5,357)
	24,844	36,306	(16,628)
	$ 340,478	$ 332,761	$ 302,202

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

(in thousands)	Year Ended August 25, 2007	August 26, 2006	August 27, 2005
Federal tax at statutory U.S. income tax rate	$ 327,653	$ 315,713	$ 305,627
State income taxes, net	16,532	19,357	10,806
Tax benefit on repatriation of foreign earnings	-	-	(16,351)
Other	(3,707)	(2,309)	2,120
	$ 340,478	$ 332,761	$ 302,202

The American Jobs Creation Act (the "Act"), signed into law in October 2004, provided an opportunity to repatriate foreign earnings, reinvest them in the United States, and claim an 85% dividend received deduction on the repatriated earnings provided certain criteria were met. During fiscal 2005, the Company determined that it met the criteria of the Act and began the process of repatriating approximately $36.7 million from its Mexican subsidiaries. As the Company had previously provided deferred income taxes on these amounts, the planned repatriation resulted in a $16.4 million reduction to income tax expense for fiscal 2005. During fiscal 2006, the Company completed the originally planned $36.7 million repatriation plus an additional $4.5 million in accumulated earnings.

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 25, 2007	August 26, 2006
Net deferred tax assets:		
Domestic net operating loss and credit carryforwards	$ 18,573	$ 18,694
Foreign net operating loss and credit carryforwards	6,257	4,017
Insurance reserves	13,683	13,748
Pension	-	9,167
Accrued benefits	20,750	14,927
Other	15,640	15,291
Total deferred tax assets	74,903	75,844
Less: Valuation allowances	(8,154)	(8,698)
Net deferred tax assets	66,749	67,146
Deferred tax liabilities:		
Property and equipment	8,296	13,118
Inventory	103,233	68,449
Derivatives	2,068	3,643
Pension	2,369	-
Prepaid expenses	10,192	9,821
Other	1,412	1,576
Deferred tax liabilities	127,570	96,607
Net deferred tax liabilities	$ (60,821)	$ (29,461)

Deferred taxes are not provided for earnings of non-U.S. subsidiaries as such earnings are intended to be permanently reinvested in the business.

For the years ended August 25, 2007, and August 26, 2006, the Company had deferred tax assets of $9.1 million and $9.0 million from federal tax net operating losses ("NOLs") of $25.9 million and $25.7 million, and deferred tax assets of $1.8 million and $2.7 million from state tax NOLs of $51.3 million and $65.1 million, respectively. As of August 25, 2007 the Company had deferred tax assets of $3.1 million from Non-U.S. NOLs of $7.9 million. The federal, state, and Non-U.S. NOLs expire between fiscal 2008 and fiscal 2027. The Company maintains a $7.2 million valuation allowance against certain federal and state NOLs resulting primarily from annual statutory usage limitations. For the years ending August 25, 2007, and August 26, 2006, the Company had deferred tax assets of $10.9 million for federal, state and Non-U.S. income tax credit carryforwards. Certain tax credit carryforwards have no expiration date and others will expire in fiscal 2008 through fiscal 2017. A valuation allowance of $1.0 million has been established by the Company for credits subject to such expiration periods.

Note E - Derivative Instruments and Hedging Activities

AutoZone has utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. AutoZone reflects the current fair value of all interest rate hedge instruments in its consolidated balance sheets as a component of other assets. All of the Company's interest rate hedge instruments are designated as cash flow hedges. The Company had an outstanding interest rate swap with a fair value of $5.8 million at August 25, 2007 and $10.2 million at August 26, 2006, to effectively fix the interest rate on the $300.0 million term loan entered into during December 2004. At August 28, 2004, the Company had an outstanding five-year forward-starting interest rate swap with a notional amount of $300 million. This swap had a fair value of $4.6 million at August 28, 2004 and was settled during November 2004 with no debt being issued. Consequently, $4.6 million was recognized in earnings during fiscal 2005.

The related gains and losses on interest rate hedges are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flows being hedged, that ineffective portion is immediately recognized in income. The Company's hedge instruments have been determined to be highly effective as of August 25, 2007.

The following table summarizes the fiscal 2007 and 2006 activity in accumulated other comprehensive loss as it relates to interest rate hedge instruments:

(in thousands)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated net gains as of August 27, 2005	$ 10,618	$ (1,589)	$ 9,029
Net gains on outstanding derivatives	5,904	(2,152)	3,752
Reclassification of net gains on derivatives into earnings	(612)	—	(612)
Accumulated net gains as of August 26, 2006	15,910	(3,741)	12,169
Net losses on outstanding derivatives	(4,440)	1,627	(2,813)
Reclassification of net gains on derivatives into earnings	(612)	—	(612)
Accumulated net gains as of August 25, 2007	$ 10,858	$ (2,114)	$ 8,744

The Company primarily executes derivative transactions of relatively short duration with strong creditworthy counterparties. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative financial instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative agreements which allow for the legal right of offset of any amounts due to the Company from the counterparties with amounts payable, if any, to the counterparties by the Company. Management considers the risk of counterparty default to be minimal.

As of August 25, 2007, the Company estimates $600,000 of gains currently included in accumulated other comprehensive income to be reclassed into earnings within the next 12 months.

Note F – Financing

The Company's long-term debt consisted of the following:

(in thousands)	August 25, 2007	August 26, 2006
Bank Term Loan due December 2009, effective interest rate of 4.55%	$ 300,000	$ 300,000
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	300,000	300,000
5.5% Senior Notes due November 2015, effective interest rate of 4.86%	300,000	300,000
4.75% Senior Notes due November 2010, effective interest rate of 4.17%	200,000	200,000
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	200,000	200,000
6.95% Senior Notes due June 2016, effective interest rate of 7.09%	200,000	200,000
6.5% Senior Notes due July 2008	190,000	190,000
Commercial paper, weighted average interest rate of 6.1% at August 25, 2007, and 5.3% at August 26, 2006	206,700	122,400
Other	38,918	44,757
	$1,935,618	$1,857,157

The Company maintains $1.0 billion of revolving credit facilities with a group of banks to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. These facilities expire in May 2010, may be increased to $1.3 billion at AutoZone's election, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, the Company had $680.2 million in available capacity under these facilities at August 25, 2007. The rate of interest payable under the credit facilities is a function of Bank of America's base rate or a Eurodollar rate (each as defined in the facility agreements), or a combination thereof.

The $300.0 million bank term loan entered in December 2004 was amended in April 2006 to have similar terms and conditions as the $1.0 billion credit facilities, but with a December 2009 maturity, and was further amended in August 2007 to reduce the interest rate on Euro-dollar loans. That credit agreement with a group of banks provides for a term loan, which consists of, at the Company's election, base rate loans, Eurodollar loans or a combination thereof. The interest accrues on base rate loans at a base rate per annum equal to the higher of the prime rate or the Federal Funds Rate plus 1/2 of 1%. Interest accrues on Eurodollar loans at a defined Eurodollar rate plus the applicable percentage, which can range from 30 basis points to 90 basis points, depending upon the Company's senior unsecured (non-credit enhanced) long-term debt rating. Based on AutoZone's ratings at August 25, 2007, the applicable percentage on Eurodollar loans is 35 basis points. The Company may select interest periods of one, two, three or six months for Eurodollar loans, subject to availability. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. AutoZone entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.4%. AutoZone has the option to extend loans into subsequent interest period(s) or convert them into loans of another interest rate type. The entire unpaid principal amount of the term loan will be due and payable in full on December 23, 2009, when the facility terminates. The Company may prepay the term loan in whole or in part at any time without penalty, subject to reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of Eurodollar borrowings.

During April 2006, the $150.0 million Senior Notes maturing at that time were repaid with an increase in commercial paper. On June 8, 2006, the Company issued $200.0 million in 6.95% Senior Notes due 2016 under its existing shelf registration statement filed with the Securities and Exchange Commission on August 17, 2004. That shelf registration allowed the Company to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. The remainder of the shelf registration was cancelled in February, 2007.

The Company's borrowings under its Senior Notes arrangements contain minimal covenants, primarily restrictions on liens. Under its other borrowing arrangements, covenants include limitations on total indebtedness, restrictions on liens, a minimum fixed charge coverage ratio and a provision where repayment obligations may be accelerated if AutoZone experiences a change in control (as defined in the agreements). All of the repayment obligations under the Company's borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. As of August 25, 2007, the Company was in compliance with all covenants and expects to remain in compliance with all covenants.

All of the Company's debt is unsecured. Scheduled maturities of long-term debt are as follows:

Fiscal Year	Amount (in thousands)
2008	$435,618
2009	—
2010	300,000
2011	200,000
2012	—
Thereafter	1,000,000
	$1,935,618

The maturities for fiscal 2008 are classified as long-term in the fiscal 2007 consolidated balance sheet as the Company has the ability and intention to refinance them on a long-term basis.

The fair value of the Company's debt was estimated at $1.928 billion as of August 25, 2007, and $1.825 billion as of August 26, 2006, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is less than the carrying value of debt by $7.6 million at August 25, 2007, and $32.3 million at August 26, 2006.

Note G – Interest Expense

Net interest expense consisted of the following:

	Year Ended		
(in thousands)	August 25, 2007	August 26, 2006	August 27, 2005
Interest expense	$123,311	$112,127	$104,684
Interest income	(2,819)	(2,253)	(1,162)
Capitalized interest	(1,376)	(1,985)	(1,079)
	$119,116	$107,889	$102,443

Note H – Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was most recently amended in June 2007 to increase the repurchase authorization to $5.9 billion from $5.4 billion. From January 1998 to August 25, 2007, the Company has repurchased a total of 99.3 million shares at an aggregate cost of $5.4 billion.

The following table summarizes our share repurchase activity for the following fiscal years:

	Year Ended		
(in thousands)	August 25, 2007	August 26, 2006	August 27, 2005
Amount	$761,887	$578,066	$426,852
Shares	6,032	6,187	4,822

Note I – Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively postretirement benefit plans) to: recognize the funded status of their postretirement benefit plans in the statement of financial position; recognize the gains or losses and prior service costs or credits as a component of other comprehensive income, net of tax, that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87); measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position; and provide additional disclosures about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

For the fiscal year ending August 25, 2007, we adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company's financial condition at August 25, 2007 has been included in the accompanying consolidated financial statements as described below. SFAS 158's provisions regarding the change in the measurement date of postretirement benefit plans will require the Company to change its measurement date, beginning in fiscal year 2009, from May 31 to its fiscal year end date.

SFAS 158 requires the Company to recognize the funded status, which is the difference between the fair value of plan assets and the projected benefit obligations, of its postretirement benefit plans in the August 25, 2007 Consolidated Statement of Financial Position, with a corresponding adjustment to accumulated other comprehensive income (AOCI), net of tax. The adjustment to AOCI at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, both of which were previously netted against the plans' funded status in the Company's Consolidated Statements of Financial Position pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension expense pursuant to the Company's historical accounting policy for amortizing such amounts.

The effects of adopting the provisions of SFAS 158 on our Consolidated Statement of Financial Position at August 25, 2007 are presented in the following table:

Pension Balances Recorded

(in thousands)	Prior to Adopting SFAS 158	Effective of Adopting SFAS 158	As Reported
Other non-current assets	$ 8,780	$ (2,796)	$ 5,984
Current liabilities	2,991	-	2,991
Deferred income tax liability, net	2,255	(1,089)	1,166
Accumulated other comprehensive loss	$ 746	$ 1,707	$ 2,453

The investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity portfolios, together with other investments, to earn a long-term investment return that meets the Company's pension plan obligations. Active management and alternative investment strategies are utilized within the plan in an effort to minimize risk, while realizing investment returns in excess of market indices.

The weighted average asset allocation for our pension plan assets was as follows at June 30:

	2007		2006	
	Current	Target	Current	Target
Domestic equities	30.7%	33.5%	32.0%	27.0%
International equities	27.8	23.0	24.5	30.9
Alternative investments	27.7	30.5	30.5	27.9
Real estate	11.2	11.0	11.0	12.2
Cash and cash equivalents	2.6	2.0	2.0	2.0
	100.0%	100.0%	100.0%	100.0%

The measurement date for the Company's defined benefit pension plans is May 31 of each fiscal year.

The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements:

(in thousands)	August 25, 2007[1]	August 26, 2006
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	154,942	$176,325
Interest cost	9,593	9,190
Actuarial gains	(550)	(26,783)
Benefits paid	(2,921)	(3,790)
Benefit obligations at end of year	$161,064	$154,942
Change in plan assets:		
Fair value of plan assets at beginning of year	$126,892	$107,551
Actual return on plan assets	27,797	17,600
Employer contributions	10,573	6,187
Benefits paid	(2,921)	(3,790)
Administrative expenses	(1,120)	(656)
Fair value of plan assets at end of year	$161,221	$126,892
Reconciliation of funded status:		
Funded (underfunded) status of the plans	$157	($28,050)
Contributions from measurement date to fiscal year-end	2,836	3,017
Unrecognized net actuarial losses	-	21,464
Unamortized prior service cost	-	105
Net amount recognized	$2,993	($3,464)
Amount Recognized in the Statement of Financial Position:		
Noncurrent other assets	$5,984	-
Current liabilities	(2,991)	(7,006)
Long-term liabilities	-	(21,044)
Intangible assets	-	105
Accumulated other comprehensive loss	-	24,481
Net amount recognized	$2,993	($3,464)
Amount Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost:		
Net actuarial loss	($3,830)	
Prior service cost	(159)	
AOCI	(3,989)	
Amount Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost and expected to be amortized in next year's net periodic benefit cost:		
Net actuarial loss	$97	
Prior service cost	99	
Amount recognized	$196	

(1)Incorporates the provisions of SFAS 158 adopted on August 25, 2007.

(in thousands)	Year Ended August 25, 2007	August 26, 2006	August 27, 2005
Components of net periodic benefit cost:			
Interest cost	$ 9,593	$ 9,190	$ 8,290
Expected return on plan assets	(10,343)	(8,573)	(8,107)
Amortization of prior service cost	(54)	(627)	(644)
Recognized net actuarial losses	751	5,645	1,000
Net periodic benefit cost	$ (53)	$ 5,635	$ 539

The actuarial assumptions were as follows:

	2007	2006	2005
Weighted average discount rate	6.25%	6.25%	5.25%
Expected long-term rate of return on assets	8.00%	8.00%	8.00%

As the plan benefits are frozen, increases in future compensation levels no longer impact the calculation and there is no service cost. The discount rate is determined as of the measurement date with the assistance of actuaries, who calculate the yield on a portfolio of high-grade corporate bonds with cash flows that generally match our expected benefit payments in future years. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the capital markets, updated for current conditions. Prior service cost is amortized over the estimated average remaining service period of active plan participants as of the date the prior service base is established, and the unrecognized actuarial loss is amortized over the estimated remaining service period of 7.81 years at August 25, 2007.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company contributed $13.4 million to the plans in fiscal 2007, $9.2 million to the plans in fiscal 2006, and no contributions to the plans in fiscal 2005. Based on current projections, we expect to contribute approximately $3.0 million to the plan in fiscal 2008; however, a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets.

Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following plan years. Actual benefit payments may vary significantly from the following estimates:

Plan Year Ending December 31	Amount (in thousands)
2007	$ 3,506
2008	4,114
2009	4,742
2010	5,318
2011	5,847
2012 – 2016	39,101

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board of Directors. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $9.5 million in fiscal 2007, $8.6 million in fiscal 2006, and $8.4 million in fiscal 2005.

Note J – Leases

The Company leases some of its retail stores, distribution centers, facilities, land and equipment, including vehicles. Most of these leases are operating leases and include renewal options, at the Company's election, and some include options to purchase and provisions for percentage rent based on sales. Rental expense was $152.5 million in fiscal 2007, $143.9 million in fiscal 2006, and $150.6 million in fiscal 2005. Percentage rentals were insignificant.

The Company has a fleet of vehicles used for delivery to our commercial customers and travel for members of field management. The majority of these vehicles are held under capital lease. At August 25, 2007, the Company had capital lease assets of $54.4 million, net of accumulated amortization of $11.2 million, and capital lease obligations of $55.1 million. The $16.0 million current portion of these obligations was recorded as a component of other current liabilities and the $39.1 million long-term portion was recorded as a component of other long-term liabilities in the consolidated balance sheet.

Based on clarifications from the Securities and Exchange Commission, during fiscal 2005, the Company completed a detailed review of its accounting for rent expense and expected useful lives of leasehold improvements. The Company noted inconsistencies in the periods used to amortize leasehold improvements and the periods used to straight-line rent expense. The Company revised its policy to record rent for all operating leases on a straight-line basis over the lease term, including any reasonably assured renewal periods and the period of time prior to the lease term that the Company is in possession of the leased space for the purpose of installing leasehold improvements. Differences between recorded rent expense and cash payments are recorded as a liability in accrued expenses and other long-term liabilities on the balance sheet. This deferred rent approximated $42.6 million on August 25, 2007 and $31.1 million on August 26, 2006. Additionally, all leasehold improvements are amortized over the lesser of their useful life or the remainder of the lease term, including any reasonably assured renewal periods, in effect when the leasehold improvements are placed in service. During the quarter ended February 12, 2005, the Company recorded an adjustment in the amount of $40.3 million pre-tax ($25.4 million after-tax), which lowered fiscal 2005 diluted earnings per share by $0.32. This adjustment included the impact on prior years, to reflect additional amortization of leasehold improvements and additional rent expense as if this new policy had always been followed by the Company. The impact of the adjustment on any prior year would have been immaterial.

Minimum annual rental commitments under non-cancelable operating leases and capital leases were as follows at the end of fiscal 2007:

	(amounts in thousands)	
Fiscal Year	Operating Leases	Capital Leases
2008	$171,163	$16,015
2009	155,446	15,535
2010	136,524	13,393
2011	117,452	10,404
2012	97,532	7,163
Thereafter	634,135	-
Total minimum payments required	$1,312,252	62,510
Less: interest		(7,422)
Present value of minimum capital lease payments		$55,088

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 25, 2007 of $25.3 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

Note K – Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $23.8 million at August 25, 2007.

The Company had $113.3 million in outstanding standby letters of credit and $11.3 million in surety bonds as of August 25, 2007, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in our consolidated balance sheet. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

Note L – Litigation

AutoZone, Inc. is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers (collectively "Plaintiffs"), against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, inter alia, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay on scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar Robinson-Patman Act claims. In the prior litigation, the discovery dispute, as well as the underlying claims, were decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with plaintiffs as long as defendants allegedly continue to violate the Act. The Company believes this suit to be without merit and is vigorously defending against it. Defendants have filed motions to dismiss all claims with prejudice on substantive and procedural grounds. Additionally, the Defendants have sought to enjoin plaintiffs from filing similar lawsuits in the future. If granted in their entirety, these dispositive motions would resolve the litigation in Defendants' favor.

On June 22, 2005, the Attorney General of the State of California, in conjunction with District Attorneys for San Bernardino, San Joaquin and Monterey Counties, filed suit in the San Bernardino County Superior Court against AutoZone, Inc. and its California subsidiaries. The San Diego County District Attorney later joined the suit. The lawsuit alleges that AutoZone failed to follow various state statutes and regulation governing the storage and handling of used motor oil and other materials collected for recycling or used for cleaning AutoZone stores and parking lots. The suit sought $12 million in penalties and injunctive relief. On June 1, 2007, AutoZone and the State entered into a Stipulated Final Judgment by Consent. The Stipulated Final Judgment amended the suit to also allege weights and measures (pricing) violations. Pursuant to this Judgment, AutoZone is enjoined from committing these types of violations and agreed to pay civil penalties in the amount of $1.8 million, including $1.5 million in cash and a $300,000 credit for work performed to insure compliance.

The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these other proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note M – Segment Reporting

The Company manages its business on the basis of one reportable segment. See "Note A – Significant Accounting Policies" for a brief description of the Company's business. As of August 25, 2007, the majority of the Company's operations were located within the United States. Other operations include ALLDATA and the Mexico locations, each of which comprises less than 3% of consolidated net sales. The following data is presented in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information:"

(in thousands)	August 25, 2007	August 26, 2006	August 27, 2005
Primary business focus:			
Domestic Retail	$ 5,160,511	$ 4,989,266	$ 4,795,648
Domestic Commercial	705,567	708,715	718,150
Other	303,726	250,374	197,084
Net sales	$ 6,169,804	$ 5,948,355	$ 5,710,882

Quarterly Summary (1)
(unaudited)

(in thousands, except per share data)	Twelve Weeks Ended			Sixteen Weeks Ended
	November 18, 2006	February 10, 2007	May 5, 2007	August 25, 2007
Net sales	$ 1,393,069	$ 1,300,357	$ 1,473,671	$ 2,002,707
Increase (decrease) in domestic comparable store sales	0.3%	(0.3)%	0.4%	(0.2)%
Gross profit	685,295	639,212	735,399	1,004,344
Operating profit	222,996	188,923	264,977	378,369
Income before income taxes	195,903	162,105	237,862	340,279
Net income	123,889	103,016	151,591	217,175
Basic earnings per share	1.74	1.46	2.19	3.26
Diluted earnings per share	1.73	1.45	2.17	3.23

(in thousands, except per share data)	November 19, 2005	February 11, 2006	May 6, 2006	August 26, 2006
Net sales	$ 1,338,076	$ 1,253,815	$ 1,417,433	$ 1,939,031
Increase (decrease) in domestic comparable store sales	0.8%	0.4%	2.1%	(0.9)%
Gross profit	655,529	616,190	704,041	962,761
Operating profit	205,293	178,345	253,169	373,118
Income before income taxes	181,554	154,012	228,248	338,222
Net income	114,374	97,022	144,428	213,451
Basic earnings per share	1.49	1.26	1.90	2.94
Diluted earnings per share	1.48	1.25	1.89	2.92

(1) The sum of quarterly amounts may not equal the annual amounts reported due to rounding and due to per share amounts being computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of August 25, 2007, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 25, 2007. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective. During or subsequent to the fiscal year ended August 25, 2007, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I of this document in the section entitled "Executive Officers of the Registrant," is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.'s Proxy Statement dated October 22, 2007, in the sections entitled "Proposal 1 – Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions. The Company has filed a copy of this Code of Ethical Conduct as Exhibit 14.1 to this Form 10-K. The Company has also made the Code of Ethical Conduct available on its investor relations website at http://www.autozoneinc.com.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.'s Proxy Statement dated October 22, 2007, in the section entitled "Executive Compensation," is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.'s Proxy Statement dated October 22, 2007, in the sections entitled "Security Ownership of Management" and "Security Ownership of Certain Beneficial Owners," is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Not applicable.

Item 14. Principal Accountant Fees and Services

The information contained in AutoZone, Inc.'s Proxy Statement dated October 22, 2007, in the section entitled "Proposal 2 – Ratification of Independent Registered Public Accounting Firm," is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following information required under this item is filed as part of this report

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report in Part II, Item 8:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 25, 2007, August 26, 2006, and August 27, 2005
Consolidated Balance Sheets as of August 25, 2007, and August 26, 2006
Consolidated Statements of Cash Flows for the fiscal years ended August 25, 2007, August 26, 2006, and August 27, 2005
Consolidated Statements of Stockholders' Equity for the fiscal years ended August 25, 2007, August 26, 2006, and August 27, 2005
Notes to Consolidated Financial Statements

(b) Exhibits

The Exhibit Index following this document's signature pages is incorporated herein by reference in response to this item.

(c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By: /s/ William C. Rhodes, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Dated: October 22, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ William C. Rhodes, III William C. Rhodes, III	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 22, 2007
/s/ William T. Giles William T. Giles	Chief Financial Officer and Executive Vice President, Finance, Information Technology and Store Development (Principal Financial Officer)	October 22, 2007
/s/ Charlie Pleas, III Charlie Pleas, III	Senior Vice President, Controller (Principal Accounting Officer)	October 22, 2007
/s/ Charles M. Elson Charles M. Elson	Director	October 22, 2007
/s/ Sue E. Gove Sue E. Gove	Director	October 22, 2007
/s/ Earl G. Graves, Jr. Earl G. Graves, Jr.	Director	October 22, 2007
/s/ N. Gerry House N. Gerry House	Director	October 22, 2007
/s/ J.R. Hyde, III J.R. Hyde, III	Director	October 22, 2007
/s/ W. Andrew McKenna W. Andrew McKenna	Director	October 22, 2007
/s/ George R. Mrkonic, Jr. George R. Mrkonic, Jr.	Director	October 22, 2007
/s/ Theodore W. Ullyot Theodore W. Ullyot	Director	October 22, 2007

EXHIBIT INDEX

3.1 Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Form 10-Q for the quarter ended February 13, 1999.

3.2 Fourth Amended and Restated By-laws of AutoZone, Inc. Incorporated by reference to Exhibit 99.2 to the Form 8-K dated September 28, 2007.

4.1 Senior Indenture, dated as of July 22, 1998, between AutoZone, Inc. and the First National Bank of Chicago. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated July 17, 1998.

4.2 Fourth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated September 28, 2007.

4.3 Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Form S-3 (No. 333-107828) filed August 11, 2003.

*10.1 Fourth Amended and Restated Director Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 4, 2002.

*10.2 Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Form 10-K for the fiscal year ended August 26, 2000.

*10.3 Third Amended and Restated 1996 Stock Option Plan. Incorporated by reference to Exhibit 10.3 to the Form 10-K for the fiscal year ended August 30, 2003.

*10.4 Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended November 23, 2002.

*10.5 Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended November 23, 2002.

*10.6 AutoZone, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended February 12, 2000.

*10.7 Form of Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and various executive officers. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended November 22, 1999.

*10.8 Form of Employment and Non-Compete Agreement between AutoZone, Inc., and various officers. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended November 18, 2000.

*10.9 AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Appendix C to the definitive proxy statement dated November 1, 2002, for the annual meeting of stockholders held December 12, 2002.

*10.10 AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the annual meeting of stockholders held December 12, 2002.

*10.11 Amended and Restated AutoZone, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended February 15, 2003.

*10.12 Amended and Restated Employment and Non-Compete Agreement between Steve Odland and AutoZone, Inc., dated October 23, 2003. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended November 22, 2003.

10.13 Amended and Restated Five-Year Credit Agreement dated as of May 17, 2004, among AutoZone, Inc., as borrower, the several lenders from time to time party thereto, and Fleet National Bank, as Administrative

Agent and Citicorp USA, Inc., as Syndication Agent. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 8, 2004.

10.14 AutoZone, Inc. 2005 Executive Incentive Compensation Plan. Incorporated by reference to Exhibit A to the Company's Proxy Statement dated October 27, 2004, for the Annual Meeting of Stockholders held December 16, 2004.

10.15 Credit Agreement dated as of December 23, 2004, among AutoZone, Inc., as Borrower, the Several Lenders from time to time party thereto, Fleet National Bank, as Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, Wachovia Capital Markets, LLC, as Joint Lead Arranger and Sole Book Manager, Banc of America Securities LLC as Joint Lead Arranger, and Calyon New York Branch, BNP Paribas and Regions Bank as Co-Documentation Agents. Incorporated by reference to Exhibit 10.1 to Form 8-K dated December 23, 2004 (filed with the Securities and Exchange Commission on December 29, 2004).

10.16 Lenders' consent to extend the termination date of the Company's Amended and Restated 5-Year Credit Agreement dated as of May 17, 2004 for an additional period of one year, to May 17, 2010. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended May 7, 2005.

10.17 Lenders' consent to extend the termination date of the Company's Amended and Restated 364-Day Credit agreement dated as of May 17, 2004 for an additional period of 364 days, to May 15, 2006. Incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended May 7, 2005.

*10.18 Description of severance agreement between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 10.22 to the Form 10-K for the fiscal year ended August 27, 2005, and the Form 8-K dated September 28, 2007.

10.19 Agreement dated as of October 19, 2005, between AutoZone, Inc. and Michael E. Longo. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 6, 2006.

10.20 Offer letter dated April 13, 2006, to William T. Giles. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended May 6, 2006.

10.21 First Amendment dated as of May 5, 2006, to the Credit Agreement dated as of December 23, 2004, among AutoZone, Inc., as Borrower, the Several Lenders from time to time party thereto, Bank of America, N.A, as Administrative Agent, and Wachovia Bank, National Association, as Syndication Agent. Incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended May 6, 2006.

10.22 Second Amendment dated as of August 3, 2007, to the Credit Agreement dated as of December 23, 2004, (as amended by the First Amendment to Credit Agreement dated as of May 5, 2006) among AutoZone, Inc., as Borrower, the Several Lenders from time to time party thereto, Bank of America, N.A, as Administrative Agent, and Wachovia Bank, National Association, as Syndication Agent. Filed as Exhibit 10.22 to the Form 10-K for the fiscal year ended August 25, 2007.

10.23 Four-Year Credit Agreement dated as of May 5, 2006, among AutoZone, Inc. as Borrower, the Several Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, and Citicorp USA, Inc. as Syndication Agent. Incorporated by reference to Exhibit 10.4 to the Form 10-Q for the quarter ended May 6, 2006.

10.24 Second Amended and Restated Five-Year Credit Agreement dated as of May 5, 2006, among AutoZone, Inc. as Borrower, the Several Lenders from time to time party thereto, Bank of America, N.A. as Administrative Agent and Swingline Lender, and Citicorp USA, Inc. as Syndication Agent. Incorporated by reference to Exhibit 10.5 to the Form 10-Q for the quarter ended May 6, 2006.

10.25 AutoZone, Inc. 2006 Stock Option Plan. Incorporated by reference to Appendix A to the definitive proxy statement dated October 25, 2006, for the annual meeting of stockholders held December 13, 2006.

10.26 Form of Stock Option Agreement. Filed as Exhibit 10.26 to the Form 10-K for the fiscal year ended August 25, 2007.

10.27 AutoZone, Inc. Fourth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Appendix B to the definitive proxy statement dated October 25, 2006, for the annual meeting of stockholders held December 13, 2006.

10.28 Agreement dated January 19, 2007, between AutoZone, Inc. and Bradley W. Bacon. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated January 19, 2007.

10.29 Offer letter dated March 19, 2007, to Larry Roesel. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 5, 2007.

12.1 Computation of Ratio of Earnings to Fixed Charges.

14.1 Code of Ethical Conduct. Incorporated by reference to Exhibit 14.1 of the Form 10-K for the fiscal year ended August 30, 2003.

21.1 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended August				
	2007 (52 weeks)	2006 (52 weeks)	2005 (52 weeks)	2004 (52 weeks)	2003 (52 weeks)
Earnings:					
Income before income taxes	$ 936,150	$ 902,036	$ 873,221	$ 905,902	$ 833,007
Fixed charges	170,852	156,976	144,930	130,278	121,129
Less: Capitalized interest	(1,376)	(1,985)	(1,079)	(813)	(791)
Adjusted earnings	$1,105,626	$1,057,027	$1,017,072	$1,035,367	$ 953,345
Fixed charges:					
Gross interest expense	$ 121,592	$ 110,568	$ 102,341	$ 89,600	$ 79,301
Amortization of debt expense	1,719	1,559	2,343	4,230	7,334
Interest portion of rent expense	47,541	44,849	40,246	36,448	34,494
Total fixed charges	$ 170,852	$ 156,976	$ 144,930	$ 130,278	$ 121,129
Ratio of earnings to fixed charges	6.5	6.7	7.0	7.9	7.9

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de Mexico, S. de R.L. de C.V.	Mexico
AutoZone Development Corporation	Nevada
AutoZone Northeast, Inc. fka ADAP, Inc.	New Jersey
AutoZone Stores, Inc.	Nevada
AutoZone Texas, L.P.	Delaware
AutoZone West, Inc. fka Chief Auto Parts Inc.	Delaware
AutoZone.com, Inc.	Virginia
AutoZone Parts, Inc.	Nevada
AutoZone Puerto Rico, Inc.	Puerto Rico

In addition, fourteen subsidiaries operating in the United States and five subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of AutoZone, Inc. of our reports dated October 19, 2007, with respect to AutoZone, Inc.'s consolidated financial statements and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) for the year ended August 25, 2007:

Registration Statement (Form S-8 No. 333-19561) pertaining to the AutoZone, Inc. 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-48981) pertaining to the AutoZone, Inc. 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-48979) pertaining to the AutoZone, Inc. 1998 Director Compensation Plan

Registration Statement (Form S-3 No. 333-58565) pertaining to the registration to sell $200 million of debt securities

Registration Statement (Form S-8 No. 333-88245) pertaining to the AutoZone, Inc. Second Amended and Restated 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-88243) pertaining to the AutoZone, Inc. Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75142) pertaining to the AutoZone, Inc. Third Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3 No. 333-83436) pertaining to a shelf registration to sell 15,000,000 shares of common stock owned by certain selling stockholders

Registration Statement (Form S-3 No. 333-100205) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Plan

Registration Statement (Form S-8 No. 333-103666) pertaining to the AutoZone, Inc. 2003 Director Stock Option Plan

Registration Statement (Form S-3 No. 333-107828) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-3 No. 333-118308) pertaining to a registration to sell $200 million of debt securities

/s/ Ernst & Young LLP

Memphis, Tennessee
October 19, 2007

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William C. Rhodes, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 22, 2007

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, William T. Giles, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 22, 2007

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer, Executive Vice President,
Finance, Information Technology and
Store Development
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 25, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William C. Rhodes, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 22, 2007

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 25, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William T. Giles, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 22, 2007

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer, Executive Vice President, Finance, Information Technology and Store Development
(Principal Financial Officer)



AutoZone, Inc. Corporate Information



The CEO Team

Our leadership team is comprised of 42 individuals who work tirelessly to support the AutoZone that exists today. We lead as a team, and we win as a team. Through their support and guidance, the Company is well positioned for future growth.

Officers
Customer Satisfaction

William C. Rhodes, III[†]
Chairman, President and
Chief Executive Officer

Executive Vice Presidents
Customer Satisfaction

William T. Giles[†]
Chief Financial Officer, Information
Technology and Store Development

Harry L. Goldsmith[†]
General Counsel and Secretary

Robert D. Olsen[†]
Store Operations, Commercial
and Mexico

James A. Shea[†]
Merchandising, Marketing and
Supply Chain

Senior Vice Presidents
Customer Satisfaction

Timothy W. Briggs[†]
Human Resources

William W. Graves[†]
Supply Chain

Lisa R. Kranc[†]
Marketing

Thomas B. Newbern[†]
Store Operations

Charlie Pleas, III[†]
Controller

Larry M. Roesel[†]
Commercial

[†]*Required to file under Section 16 of the Securities Exchange Act of 1934.*

Vice Presidents
Customer Satisfaction

Craig L. Barnes
Merchandising

L. Dan Barzel
Merchandising

Jon A. Bascom
Information Technology

Rebecca W. Ballou
Assistant General Counsel and
Assistant Secretary

B. Craig Blackwell
Operations

Kenneth L. Brame
Chief Information Officer

Michael T. Broderick
Operations

Brian L. Campbell
Treasury, Investor Relations and Tax

Philip B. Daniele
Operations

Brett D. Easley
Merchandising

Mark A. Finestone
Merchandising

Wm. David Gilmore
Store Development

Eric S. Gould
Commercial

James C. Griffith
Operations

William R. Hackney
Operations

Rodney C. Halsell
Supply Chain

Diana H. Hull
Assistant General Counsel and
Assistant Secretary

Domingo Hurtado
President, Mexico

Kenneth S. Klein
Merchandising

Jeffrey W. Lagges
President, ALLDATA

Mitchell C. Major
Supply Chain

Grant E. McGee
Commercial

Ann A. Morgan
Human Resources

J. Scott Murphy
Strategic Planning and
Business Development

Jeffrey H. Nix
Information Technology

Raymond A. Pohlman
Government and Community Relations

Elizabeth S. Rabun
Loss Prevention

Anthony Dean Rose, Jr.
Merchandising

Brett L. Shanaman
Marketing

Richard C. Smith
Operations

Solomon A. Woldeslassie
Supply Chain



AUTOZONE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 12, 2007


SEC MAIL
RECEIVED
PROCESSING
OCT 2 3 2007
WASH. D.C.
182
SECTION

What: Annual Meeting of Stockholders

When: December 12, 2007, 8:30 a.m. Central Standard Time

Where: J. R. Hyde III Store Support Center
123 South Front Street
Memphis, Tennessee

Stockholders will vote regarding:

- Election of nine directors
- Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2008 fiscal year
- The transaction of other business that may be properly brought before the meeting

Record Date: Stockholders of record as of October 15, 2007, may vote at the meeting.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 22, 2007

We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective and reliable alternatives to returning your proxy card by mail.

TABLE OF CONTENTS

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AutoZone, Inc.

123 South Front Street
Memphis, Tennessee 38103

Proxy Statement
for
Annual Meeting of Stockholders
December 12, 2007

The Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held at AutoZone's executive offices, the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee, at 8:30 a.m. CST on December 12, 2007.

About this Proxy Statement

Our Board of Directors has sent you this Proxy Statement to solicit your vote at the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Meeting. Please read it carefully.

In this Proxy Statement:

- "AutoZone," "we," and "the Company" mean AutoZone, Inc., and
- "Annual Meeting" or "Meeting" means the Annual Meeting of Stockholders to be held on December 12, 2007, at 8:30 a.m. CST at the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.

AutoZone will pay all expenses incurred in this proxy solicitation. In addition to mailing this Proxy Statement to you, we also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

This Proxy Statement is first being mailed on or about October 22, 2007.

Information about Voting

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, stockholders will be asked to vote on the following proposals:

1. to elect nine directors;

2. to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2008 fiscal year.

Stockholders also will transact any other business that may be properly brought before the Meeting.

Who is entitled to vote at the Annual Meeting?

The record date for the Annual Meeting is October 15, 2007. Only stockholders of record at the close of business on that date are entitled to attend and vote at the Annual Meeting. The only class of stock that can be voted at the Meeting is our common stock. Each share of common stock is entitled to one vote on all matters that come before the Meeting. At the close of business on the record date, October 15, 2007, we had 64,914,833 shares of common stock outstanding.

How do I vote my shares?

You may vote your shares in person or by proxy:

By Proxy: You can vote by telephone, on the Internet or by mail. *We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.*

1. *By Telephone*: You may submit your voting instructions by telephone by following the instructions printed on the enclosed proxy card. If you submit your voting instructions by telephone, you do not have to mail in your proxy card.

2. *On the Internet*: You may vote on the Internet by following the instructions printed on the enclosed proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

3. *By Mail*: If you properly complete and sign the enclosed proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

In Person: You may attend the Annual Meeting and vote in person. If you are a registered holder of your shares (if you hold your stock in your own name), you need only attend the Meeting. However, if your shares are held in an account by a broker, you will need to present a written consent from your broker permitting you to vote the shares in person at the Annual Meeting.

What if I have shares in the AutoZone Employee Stock Purchase Plan?

If you have shares in an account under the AutoZone Employee Stock Purchase Plan, you have the right to vote the shares in your account. To do this you must sign and timely return the proxy card you received with this Proxy Statement, or grant your proxy by telephone or over the Internet by following the instructions on the proxy card.

How will my vote be counted?

Your vote for your shares will be cast as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted FOR our nominees for director, FOR Ernst & Young LLP as independent registered public accounting firm, and in the proxies' discretion on any other matter that may properly be brought before the Meeting or any adjournment of the Meeting.

The votes will be tabulated and certified by our transfer agent, Computershare. A representative of Computershare will serve as the inspector of election.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy at any time before it is voted at the Meeting by:

- giving written notice to our Secretary that you have revoked the proxy, or
- providing a later-dated proxy.

Any written notice should be sent to the Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

How many shares must be present to constitute a quorum for the Meeting?

Holders of a majority of the shares of the voting power of the Company's stock must be present in person or by proxy in order for a quorum to be present. If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Meeting, until a quorum is present or represented. Any business which could have been transacted at the Meeting as originally scheduled can be conducted at the adjourned meeting.

THE PROPOSALS

PROPOSAL 1 — Election of Directors

Nine directors will be elected at the Annual Meeting to serve until the annual meeting of stockholders in 2008. Directors are elected by a plurality, so the nine persons nominated for director and receiving the most votes will be elected. Pursuant to AutoZone's Corporate Governance Principles, however, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender his or her resignation for consideration by the Nominating and Corporate Governance Committee of the Board. The Nominating and Corporate Governance Committee will recommend to the Board the action to be taken with respect to such resignation.

Abstentions and broker non-votes have no effect on the election of directors. ("Broker non-votes" are shares held by banks or brokers on behalf of their customers that are represented at the Meeting but are not voted.)

The Board of Directors recommends that the stockholders vote FOR each of these nominees. These nominees have consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for the substitute nominee recommended by the Board of Directors, or the Board of Directors may reduce the number of directors on the Board.

Each of the nominees named below was elected a director at the 2006 annual meeting.

Nominees

The nominees are:

Charles M. Elson, 47, has been a director since 2000. He has been the Edgar S. Woolard, Jr. Professor of Corporate Governance since 2000 and is the Director of the Weinberg Center for Corporate Governance at the University of Delaware. He is also of counsel to Holland & Knight LLP. Mr. Elson is also a director of HealthSouth Corporation.

Sue E. Gove, 49, has been a director since 2005. She has been a consultant for Prentice Capital Management, LP since June 2006, and was a consultant for Alvarez and Marsal Business Consulting, L.L.C. from April 2006 to March 2007. She was Executive Vice President and Chief Operating Officer of Zale Corporation from 2002 to March 2006 and a director of Zale Corporation from 2004 to 2006. She was Executive Vice President, Chief Financial Officer of Zale Corporation from 1998 to 2002 and remained in the position of Chief Financial Officer until 2003.

Earl G. Graves, Jr., 45, has been a director since 2002. He has been the President and Chief Executive Officer of Earl G. Graves Publishing Company, publisher of Black Enterprise magazine, since January 2006, and was President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

N. Gerry House, 60, has been a director since 1996. She has been the President and Chief Executive Officer of the Institute for Student Achievement since 2000. Previously, she was the Superintendent of the Memphis, Tennessee City School System since 1992.

J. R. Hyde, III, 64, has been a director since 1986 and was non-executive Chairman of the Board from 2005 until June 2007. He has been the President of Pittco, Inc., an investment company, since 1989 and has been the Chairman of the Board and a director of GTx, Inc., a biotechnology, pharmaceutical company since 2000. Mr. Hyde was AutoZone's Chairman from 1986 to 1997 and its Chief Executive Officer from 1986 to 1996. He was Chairman and Chief Executive Officer of Malone & Hyde, AutoZone's former parent company, until 1988. Mr. Hyde is also a director of FedEx Corporation.

W. Andrew McKenna, 61, has been a director since 2000 and was elected Lead Director in June 2007. He is a private investor and is a director of Danka Business Systems PLC. Until his retirement in 1999, he had held various positions with The Home Depot, Inc., including Senior Vice President-Strategic

Business Development from 1997 to 1999; President, Midwest Division from 1994 to 1997; and Senior Vice President-Corporate Information Systems from 1990 to 1994. He was also President of SciQuest.-com, Inc. in 2000.

George R. Mrkonic, Jr., 55, has been a director since June 2006. He served as Vice Chairman of Borders Group, Inc. from 1994 to 2002. He has held senior level executive positions with W.R. Grace and Company, Herman's World of Sporting Goods, EyeLab, Inc., and Kmart Specialty Retail Group. He is also a director of Brinker International, Inc. and Nashua Corporation.

William C. Rhodes, III, 42, was elected Chairman in June 2007. He has been President, Chief Executive Officer, and a director since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President — Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President — Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President — Supply Chain since 2001. Prior to that time, he served in various capacities within the Company, including Vice President — Stores in 2000, Senior Vice President — Finance and Vice President — Finance in 1999 and Vice President — Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP.

Theodore W. Ullyot, 40, has been a director since December 2006. He has been the Executive Vice President and General Counsel of ESL Investments, Inc., a private investment firm, since October 2005. He was Chief of Staff to former U.S. Attorney General Alberto R. Gonzales in 2005, after serving in the White House from January 2003 to January 2005 as a Deputy Assistant to President George W. Bush and as Associate Counsel. From January 2001 to January 2003, Mr. Ullyot served as a lawyer for AOL Time Warner Inc., beginning in New York as Vice President and Associate General Counsel and then in London as the General Counsel of AOL Time Warner Europe. Earlier in his career, Mr. Ullyot was a litigation and antitrust attorney at Kirkland & Ellis LLP, and a law clerk to Supreme Court Justice Antonin Scalia.

Independence

How many independent directors does AutoZone have?

Our Board of Directors has determined that seven of our current nine directors are independent: Charles M. Elson, Sue E. Gove, Earl G. Graves, Jr., N. Gerry House, W. Andrew McKenna, George R. Mrkonic, Jr., and Theodore W. Ullyot. All of these directors meet the independence standards of our Corporate Governance Principles and the New York Stock Exchange listing standards.

How does AutoZone determine whether a director is independent?

In accordance with AutoZone's Corporate Governance Principles, a director is considered independent if the director:

- has not been employed by AutoZone within the last five years;
- has not been employed by AutoZone's independent auditor in the last five years;
- is not, and is not affiliated with a company that is, an adviser, or consultant to AutoZone or a member of AutoZone's senior management;
- is not affiliated with a significant customer or supplier of AutoZone;
- has no personal services contract with AutoZone or with any member of AutoZone's senior management;
- is not affiliated with a not-for-profit entity that receives significant contributions from AutoZone;
- within the last three years, has not had any business relationship with AutoZone for which AutoZone has been or will be required to make disclosure under Rule 404(a) or (b) of Regulation S-K of the Securities and Exchange Commission as currently in effect;

- receives no compensation from AutoZone other than compensation as a director;
- is not employed by a public company at which an executive officer of AutoZone serves as a director;
- has not had any of the relationships described above with any affiliate of AutoZone; and
- is not a member of the immediate family of any person with any relationships described above.

In determining whether any business or charity affiliated with one of our directors did a significant amount of business with AutoZone, our Board has established that any payments from either party to the other exceeding 1% of either party's revenues would disqualify a director from being independent.

In determining the independence of our directors, the Board considers relationships involving directors and their immediate family members that are relevant under applicable laws and regulations, the listing standards of the New York Stock Exchange, and the standards contained in our Corporate Governance Principles (listed above). The Board relies on information from Company records and questionnaires completed annually by each director.

As part of its most recent independence determinations, the Board noted that AutoZone does not have, and did not have during fiscal 2007, commercial relationships with companies at which Board members served as officers or directors, or in which Board members or their immediate family members held an aggregate of 10% or more direct or indirect interest. The Board considered the fact that Mr. Ullyot is Executive Vice President and General Counsel of ESL Investments, Inc., which beneficially owns 33.9% of AutoZone's outstanding stock. ESL Investments, Inc., with its affiliates, is a substantial stockholder of Sears Holding Corporation. During fiscal 2007, Sears Holding Corporation did business with AutoZone in arm's length transactions which were not, individually or cumulatively, material to either AutoZone or Sears Holding Corporation. The Board also reviewed donations made by the Company to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service or as directors or trustees.

Based on its review of the above matters, the Board determined that none of Messrs. Elson, Graves, McKenna, Mrkonic, or Ullyot or Mmes. Gove and House has a material relationship with the Company and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles and applicable law and listing standards.

Corporate Governance Documents

Our Board of Directors has adopted Corporate Governance Principles; charters for its Audit, Compensation and Nominating & Corporate Governance Committees; a Code of Business Conduct & Ethics for directors, officers and employees of AutoZone; and a Code of Ethical Conduct for Financial Executives. Each of these documents is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Meetings and Attendance

How many times did AutoZone's Board of Directors meet during the last fiscal year?

During the 2007 fiscal year, the Board of Directors held eight meetings.

Did any of AutoZone's directors attend fewer than 75% of the meetings of the Board and their assigned committees?

All nine of our directors attended at least 75% of the meetings of the Board of Directors and their assigned committees during the fiscal year.

What is AutoZone's policy with respect to directors' attendance at the Annual Meeting?

As a general matter, all directors are expected to attend our Annual Meetings. At our 2006 Annual Meeting, all directors and nominees for director were present.

Do AutoZone's non-management directors meet regularly in executive session?

The non-management members of our Board of Directors regularly meet in executive sessions in conjunction with each regularly scheduled Board meeting. Prior to June 2007, our then non-executive Chairman, Mr. Hyde, presided, and now our Lead Director, Mr. McKenna, presides at these sessions.

Committees of the Board

What are the standing committees of AutoZone's Board of Directors?

AutoZone's Board has three standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each consisting only of independent directors.

Audit Committee

What is the function of the Audit Committee?

The Audit Committee is responsible for:

- the integrity of the Company's financial statements,
- the independent auditor's qualification, independence and performance,
- the performance of the Company's internal audit function, and
- the Company's compliance with legal and regulatory requirements.

The Committee performs its duties by:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Committee;
- pre-approving all audit and permitted non-audit services performed by the independent auditor, considering issues of auditor independence;
- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;
- reviewing and discussing with management and the independent auditor the Company's annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor's attestation thereof, and other matters related to the Company's financial statements and disclosures;
- overseeing the Company's internal audit function;
- reporting periodically to the Board and making appropriate recommendations; and
- preparing the report of the Committee required to be included in the annual proxy statement.

Who are the members of the Audit Committee?

The Audit Committee consists of Ms. Gove, Mr. Graves, Mr. Mrkonic and Mr. McKenna (Chairman).

Are all of the members of the Audit Committee independent?

Yes, the Audit Committee consists entirely of independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

Does the Audit Committee have an Audit Committee Financial Expert?

The Board has determined that Ms. Gove, Mr. McKenna and Mr. Mrkonic each meet the qualifications of an audit committee financial expert as defined by the Securities and Exchange Commission. All members of the Audit Committee meet the New York Stock Exchange definition of financial literacy.

How many times did the Audit Committee meet during the last fiscal year?

During the 2007 fiscal year, the Audit Committee held eleven meetings.

Where can I find the charter of the Audit Committee?

The Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Compensation Committee

What is the function of the Compensation Committee?

The Compensation Committee has the authority, based on its charter and the AutoZone Corporate Governance Principles, to:

- review and approve AutoZone's compensation objectives;
- review and approve the compensation programs, plans and awards for executive officers, including recommending equity-based plans for stockholder approval;
- act as administrator as may be required by AutoZone's short- and long-term incentive plans and other stock or stock-based plans; and
- review the compensation of AutoZone's non-employee directors from time to time and recommend to the full Board any changes that the Committee deems necessary.

The Committee may appoint subcommittees from time to time with such responsibilities as it may deem appropriate; however, the committee may not delegate its authority to any other persons.

AutoZone's processes and procedures for the consideration and determination of executive compensation, including the role of the Compensation Committee and compensation consultants, are described in the "Compensation Discussion and Analysis" on page 17.

Who are the members of the Compensation Committee?

The Compensation Committee consists of Dr. House, Mr. McKenna, Mr. Mrkonic and Mr. Ullyot (Chairman), all of whom are independent directors under the standards of AutoZone's Corporate Governance Principals and the listing standards of the New York Stock Exchange.

How many times did the Compensation Committee meet during the last fiscal year?

During the 2007 fiscal year, the Compensation Committee held three meetings.

Where can I find the charter of the Compensation Committee?

The Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Nominating and Corporate Governance Committee

What is the function of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee ensures that:

- qualified candidates are presented to the Board of Directors for election as directors;
- the Board of Directors has adopted appropriate corporate governance principles that best serve the practices and objectives of the Board of Directors; and
- AutoZone's Articles of Incorporation and Bylaws are structured to best serve the interests of the stockholders.

Who are the members of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee consists of Mr. Elson (Chairman), Ms. Gove, Mr. Graves and Dr. House, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principals and the listing standards of the New York Stock Exchange.

How many times did the Nominating and Corporate Governance Committee meet during the last fiscal year?

During the 2007 fiscal year, the Nominating and Corporate Governance Committee held four meetings.

Where can I find the charter of the Nominating and Corporate Governance Committee?

The Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Director Nomination Process

What is the Nominating and Corporate Governance Committee's policy regarding consideration of director candidates recommended by stockholders? How do stockholders submit such recommendations?

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from stockholders if they are submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of AutoZone's Fourth Amended and Restated Bylaws ("Bylaws"). Copies of the Bylaws will be provided upon written request to AutoZone's Secretary and are also available on AutoZone's corporate website at www.autozoneinc.com.

What qualifications must a nominee have in order to be recommended by the Nominating and Corporate Governance Committee for a position on the Board?

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. Core competencies of the Board as a whole are accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone's Corporate Governance Principles, which are available on AutoZone's corporate website at www.autozoneinc.com.

How does the Nominating and Corporate Governance Committee identify and evaluate nominees for director?

Prior to each annual meeting of stockholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, and also reviews the composition of the full Board to determine the areas of expertise and core competencies needed to enhance the function of the Board. The Committee may also consider other factors such as the size of the Board, whether a candidate is independent, how many other public company directorships a candidate holds, and the listing standards requirements of the New York Stock Exchange.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Committee through current Board members, stockholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm or other consulting firm from time to time to identify potential nominees. Nominees recommended by stockholders in accordance with the procedure described above, i.e., submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of the Bylaws, will receive the same consideration as the Committee's nominees.

Procedure for Communication with the Board of Directors

How can stockholders and other interested parties communicate with the Board of Directors?

Stockholders and other interested parties may communicate with the Board of Directors by writing to the Board, to any individual director or to the non-management directors as a group c/o Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. All such communications will be forwarded unopened to the addressee. Communications addressed to the Board of Directors or to the non-management directors as a group will be forwarded to Charles M. Elson and communications addressed to a committee of the Board will be forwarded to the chairman of that committee.

Compensation of Directors

Director Compensation Table

This table shows the compensation paid to our non-employee directors during the 2007 fiscal year. No amounts were paid to our non-employee directors during the 2007 fiscal year that would be classified as "Non-Incentive Plan Compensation," "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" or "All Other Compensation," so these columns have been omitted from the table.

Name(1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Total ($) (5)
Charles M. Elson	24,738	24,738	82,436	131,912
Sue E. Gove	20,000	19,714	60,703	100,417
Earl G. Graves, Jr.	21,983	21,983	51,008	94,974
N. Gerry House	21,983	21,983	82,436	126,402
J.R. Hyde, III	21,983	21,983	82,436	126,402
Edward S. Lampert(6)	5,589	5,589	161,958	173,136
W. Andrew McKenna	27,754	27,754	82,436	137,944
George R. Mrkonic, Jr.	21,983	21,983	57,350	101,316
Theodore W. Ullyot(7)	15,740	15,740	34,929	66,409

(1) William C. Rhodes, III, our Chairman, President and Chief Executive Officer, serves on the Board but does not receive any compensation for his service as a director. His compensation as an employee of the Company is shown in the Summary Compensation Table on page 24.

(2) Under the AutoZone, Inc. 2003 Director Compensation Plan, non-employee directors receive at least 50% of their annual retainer fees and committee chairmanship fees in AutoZone common stock or in Stock Units (units with value equivalent to the value of shares of AutoZone common stock as of the grant date). They may elect to receive up to 100% of the fees in stock and/or to defer all or part of the fees in Stock Units. This column represents the 50% of the fees that were paid in cash or which the director elected to receive in stock or Stock Units during fiscal 2007. The stock and stock unit amounts reflect the dollar amounts recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). See Note B, Share-Based Compensation, to our consolidated financial statements in our 2007 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. The other 50% of the fees, which were required to be paid in stock or Stock Units, are included in the amounts in the "Stock Awards" column.

(3) The "Stock Awards" column represents the dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123(R) for awards of common stock under the Director Compensation

Plan during fiscal 2007, and awards of common stock and Stock Units under the Director Compensation Plan and its predecessor, the 1998 Director Compensation Plan, prior to fiscal 2007. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2007 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding Stock Units held by each director and the grant date fair value of each stock award made during fiscal 2007 are shown in the following footnote 4. See "Security Ownership of Management" on page 15 for more information about our directors' stock ownership.

(4) The "Option Awards" column represents the dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123(R) for stock options awarded under the AutoZone, Inc. 2003 Director Stock Option Plan and its predecessor, the 1998 Director Stock Option Plan. It includes amounts from awards granted in and prior to fiscal 2007. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2007 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. As of August 25, 2007, each non-employee director had the following aggregate number of outstanding Stock Units and stock options:

Director	Stock Units (#)	Stock Options* (#)
Charles M. Elson	2,784	24,608
Sue E. Gove	280	6,715
Earl G. Graves, Jr.	2,411	13,282
N. Gerry House	4,326	25,500
J.R. Hyde, III	6,560	26,500
Edward S. Lampert	—	—
W. Andrew McKenna	4,247	24,955
George R. Mrkonic, Jr.	460	6,857
Theodore W. Ullyot	255	4,578

* Includes vested and unvested stock options.

The following table shows the grant date fair value of each stock award and each stock option award made during fiscal 2007 computed in accordance with SFAS 123(R). Stock award values are determined using the Black-Scholes option pricing model. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2007 Annual Report for a discussion of our accounting for share-based awards and the assumptions used.

Name	Grant Date	Grant Date Fair Value of Stock Awards ($)	Grant Date Fair Value of Option Awards ($)
Charles M. Elson	9/1/2006	11,251	
	12/1/2006	11,249	
	1/1/2007		19,580
	3/1/2007	11,252	
	6/1/2007	11,254	
Sue E. Gove	9/1/2006	4,966	
	12/1/2006	4,985	
	1/1/2007		9,790
	3/1/2007	4,881	
	6/1/2007	4,882	
Earl G. Graves, Jr.	9/1/2006	9,996	
	12/1/2006	10,003	
	1/1/2007		19,580
	3/1/2007	10,001	
	6/1/2007	9,995	
N. Gerry House	9/1/2006	9,996	
	12/1/2006	10,003	
	1/1/2007		19,580
	3/1/2007	10,001	
	6/1/2007	9,995	
J.R. Hyde, III	9/1/2006	9,996	
	12/1/2006	10,003	
	1/1/2007		19,580
	3/1/2007	10,001	
	6/1/2007	9,995	
Edward S. Lampert	9/1/2006	9,996	
	12/1/2006	1,246	
W. Andrew McKenna	9/1/2006	12,497	
	12/1/2006	12,495	
	1/1/2007		19,580
	3/1/2007	12,391	
	6/1/2007	12,461	
George R. Mrkonic, Jr.	9/1/2006	9,996	
	12/1/2006	10,003	
	1/1/2007		19,580
	3/1/2007	10,001	
	6/1/2007	9,995	
Theodore W. Ullyot	1/1/2007		9,790
	3/1/2007	21,003	
	6/1/2007	11,254	

(5) The "Total" column is different than total compensation actually paid to our directors in fiscal 2007. See footnotes 3 and 4 above.

(6) Mr. Lampert retired from the Board in December, 2006. According to the 2003 Director Stock Option Plan, the vesting of Mr. Lampert's unvested stock option grants was accelerated over a term of 30 days.

(7) Mr. Ullyot joined the Board in December, 2006.

Narrative Accompanying Director Compensation Table

Current Compensation Structure

Annual Retainer Fees. All non-employee directors are paid an annual retainer of $40,000, with the Audit Committee chairman receiving an additional $10,000 and the chairmen of the Compensation and Nominating and Corporate Governance committees each receiving an additional $5,000 per year. There are no meeting fees.

Director Compensation Plan. Under the AutoZone, Inc. 2003 Director Compensation Plan (the "Director Compensation Plan"), a non-employee director may receive no more than one-half of the annual fees in cash — the remainder must be taken in common stock. The director may elect to receive up to 100% of the fees in stock or to defer all or part of the fees in units with value equivalent to the value of shares of AutoZone Common Stock ("Stock Units"). Unless deferred, the annual fees are payable in advance in equal quarterly installments on September 1, December 1, March 1, and June 1 of each year, at which time each director receives cash and/or shares of common stock in the amount of one-fourth of the annual fees. The number of shares issued is determined by dividing the amount of the fee payable in shares by the fair market value of the shares as of the grant date.

If a director defers any portion of the annual fees in the form of Stock Units, then on September 1, December 1, March 1, and June 1 of each year, AutoZone will credit a unit account maintained for the director with a number of Stock Units determined by dividing the amount of the fees by the fair market value of the shares as of the grant date. Upon the director's termination of service, he or she will receive the number of shares of common stock with which his or her unit account is credited, either in a lump sum or installments, as elected by the director under the Director Compensation Plan.

Director Stock Option Plan. Under the AutoZone, Inc. 2003 Director Stock Option Plan (the "Director Stock Option Plan"), each non-employee director receives an option to purchase 1,500 shares of common stock on January 1 of each year, and each director who owns common stock or Stock Units worth at least five times the annual retainer fee receives an additional option to purchase 1,500 shares. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board, plus a portion of the annual directors' option grant prorated for the portion of the year served in office. These stock option grants are made at the fair market value of the common stock as of the grant date, defined in the plan as the average of the highest and lowest prices quoted for the common stock on the New York Stock Exchange on the business day immediately prior to the grant date. They become fully vested and exercisable on the third anniversary of the date of grant, or the date on which the director ceases to be a director of AutoZone, whichever occurs first.

Changes Effective January 1, 2008

The Board of Directors has approved the following changes to AutoZone's director compensation structure effective January 1, 2008.

Annual Retainer Fees. Beginning January 1, 2008, non-employee directors will be able to choose each year between two compensation options. A director electing the first option will receive the same retainer fee as is currently paid, i.e., an annual base retainer of $40,000 (the "Base Retainer"). A director electing the second option will receive, in addition to the Base Retainer, an annual supplemental retainer in the amount of $35,000 (the "Supplemental Retainer"), but will receive a smaller annual stock option award under the Director Stock Option Plan.

Director Compensation Plan. The Base Retainer and the Supplemental Retainer, if applicable, plus any chairman fees will be paid through the Director Compensation Plan, so that at least one-half of these fees will be paid in common stock, and the director may elect to receive up to 100% of the fees in stock or to defer all or part of the fees in Stock Units.

Director Stock Option Plan. The Director Stock Option Plan will be amended so that directors who elect to be paid only the Base Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 3,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 1,500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. Directors electing to be paid the Supplemental Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 2,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares.

The changes in the grants during a director's first two years of service will not apply to any director who was a member of the Board as of June 6, 2007.

Predecessor Plans

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were terminated in December 2002 and were replaced by the Director Compensation Plan and the Director Stock Option Plan. However, grants made under those plans continue in effect under the terms of the grant made and are included in the aggregate awards outstanding shown above.

Stock Ownership Requirement

The Board has established a stock ownership requirement for non-employee directors. Within three years of joining the Board, each director must personally invest at least $100,000 in AutoZone stock. Shares and Stock Units issued under the Director Compensation Plan count toward this requirement.

PROPOSAL 2 — Ratification of Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent auditor for the past twenty fiscal years, has been selected by the Audit Committee to be AutoZone's independent registered public accounting firm for the 2008 fiscal year. Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they so desire and to answer any appropriate questions.

The Audit Committee recommends that you vote FOR ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm. For ratification, the firm must receive more votes in favor of ratification than votes cast against. Abstentions and broker non-votes will not be counted as voting either for or against the firm. However, the Audit Committee is not bound by a vote either for or against the firm. The Audit Committee will consider a vote against the firm by the stockholders in selecting our independent registered public accounting firm in the future.

During the past two fiscal years, the aggregate fees for professional services rendered by Ernst & Young LLP were as follows:

	2007	2006
Audit Fees	$1,365,436	$1,251,004
Audit-Related Fees	—	—
Tax Fees	68,388(1)	6,000(2)
All Other Fees	—	—

(1) Tax Fees for 2007 were for assistance with international and domestic federal, state and local transfer pricing.

(2) Tax Fees for 2006 were for assistance related to our Mexican subsidiaries.

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained at our website at www.autozoneinc.com. The Audit Committee pre-approved 100% of the services provided by

Ernst & Young LLP during the 2007 and 2006 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

Audit Committee Report

The Audit Committee of AutoZone, Inc., has reviewed and discussed AutoZone's audited financial statements for the year ended August 25, 2007, with AutoZone's management. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, the Sarbanes-Oxley Act of 2002, and the charter of the Committee.

The Committee also has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Committee has discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as we deemed appropriate.

As a result of our review and discussions, we have recommended to the Board of Directors the inclusion of AutoZone's audited financial statements in the annual report for the fiscal year ended August 25, 2007, on Form 10-K for filing with the Securities and Exchange Commission.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone's financial statements are complete, accurate, or in accordance with generally accepted accounting principles; AutoZone's management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board of Directors.

W. Andrew McKenna (Chairman)
Sue E. Gove
Earl G. Graves, Jr.
George R. Mrkonic, Jr.

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

OTHER INFORMATION

Security Ownership of Management

This table shows the beneficial ownership of common stock by each director, the Principal Executive Officer, the Principal Financial Officer and the other three most highly compensated executive officers, and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

Name of Beneficial Owner	Beneficial Ownership As of October 15, 2007	
	Shares	Ownership Percentage
Charles M. Elson(1)	24,509	*
Sue E. Gove(2)	1,603	*
Earl G. Graves, Jr.(3)	9,776	*
N. Gerry House(4)	22,022	*
J. R. Hyde, III(5)	613,327	*
W. Andrew McKenna(6)	36,501	*
George R. Mrkonic, Jr.(7)	3,043	*
William C. Rhodes, III(8)	225,987	*
Theodore W. Ullyot(9)	348	*
William T. Giles(10)	16,364	*
Harry L. Goldsmith(11)	143,380	*
Robert D. Olsen(12)	225,632	*
James A. Shea(13)	35,682	*
All current directors and executive officers as a group (19 persons)(14)	1,524,770	2.3%

* Less than 1%.

(1) Includes 2,877 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 15,608 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007.

(2) Includes 280 shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(3) Includes 2,494 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 7,282 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007.

(4) Includes 4,409 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 16,500 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007.

(5) Includes 211,175 shares held by a charitable foundation for which Mr. Hyde is an officer and a director and for which he shares investment and voting power, 6,642 shares that may be acquired immediately upon termination as a director by conversion of Stock Units, and 17,500 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007. Does not include 2,000 shares owned by Mr. Hyde's wife.

(6) Includes 4,247 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 15,955 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007.

(7) Includes 543 shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(8) Includes 217,750 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007.

(9) Includes 348 shares that may be acquired immediately upon termination as a director by conversion of Stock Units. Mr. Ullyot is the Executive Vice President and General Counsel of ESL Investments, Inc. Mr Ullyot disclaims beneficial ownership of all shares owned by a group consisting of affiliates of ESL Investments, Inc. See footnote 1 under Security Ownership of Certain Beneficial Owners, below.

(10) Includes 16,250 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007.

(11) Includes 133,500 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007, and 1,400 shares held by trusts for which Mr. Goldsmith is a beneficiary.

(12) Includes 206,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007.

(13) Includes 35,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007, and 150 shares owned by Mr. Shea's wife.

(14) Includes 21,840 shares that may be acquired immediately upon termination as a director by conversion of stock appreciation rights and 843,445 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 15, 2007.

Security Ownership of Certain Beneficial Owners

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage
ESL Partners, L.P.(1) 200 Greenwich Avenue Greenwich, CT 06830	22,028,940	33.9%
State Street Bank and Trust Company(2) 225 Franklin Street Boston, MA 02110	3,506,367	5.4%
D.E. Shaw & Co., L.P.(3) 120 W. 45th Street Tower 45, 39th Floor New York, NY 10036	3,367,573	5.2%

(1) The shares deemed beneficially owned by ESL Partners, L.P. are owned by a group consisting of ESL Partners, L.P., a Delaware limited partnership, ESL Institutional Partners, L.P., a Delaware limited partnership, ESL Investors, L.L.C., a Delaware limited liability company, Acres Partners, L.P., a Delaware limited partnership, RBS Partners, L.P. , a Delaware limited partnership, and Edward S. Lampert. RBS Partners, L.P. and ESL Investments, Inc. are general partners of ESL Partners, L.P. ESL Investments, Inc. is the general partner of Acres Partners, L.P. RBS Investment Management, L.L.C., is the general partner of ESL Institutional Partners, L.P. RBS Partners, L.P., is the manager of ESL Investors, L.L.C. Mr. Lampert is the Chairman, Chief Executive Officer and a director of ESL Investments, Inc., and managing member of ESL Investment Management, LLC, and RBS Investment Management, LLC. In their respective capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of AutoZone common stock beneficially owned by other members of the group. ESL Partners, L.P. is the record owner of 12,195,661 shares; ESL Institutional Partners, L.P. is the record owner of 71,771 shares; ESL Investors, L.L.C. is the record owner of 3,003,476 shares; Acres Partners, L.P. is the record owner of 5,875,557 shares; RBS Partners, L.P. is the record owner of 860,325 shares; and Mr. Lampert is the record owner of 22,150 shares. Each entity or person has the sole power to vote and dispose of the shares deemed beneficially owned by it. Mr. Ullyot is the Executive Vice President and General Counsel of ESL Investments, Inc.; however, Mr. Ullyot disclaims beneficial ownership of the shares owned by a group consisting

of affiliates of ESL Investments, Inc., as reflected in the table above. The source of this information is a Form 4 filed with the Securities and Exchange Commission by ESL Investors, L.L.C. on August 3, 2007, reporting beneficial ownership as of August 1, 2007.

(2) The source of this information is a Schedule 13G filed with the Securities and Exchange Commission by State Street Bank and Trust Company on August 10, 2007, reporting beneficial ownership as of June 30, 2007.

(3) The source of this information is a Schedule 13G filed with the Securities and Exchange Commission by D.E. Shaw & Co., L.P. on June 22, 2007, reporting beneficial ownership as of June 12, 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis provides a principles-based overview of AutoZone's executive compensation program. It discusses our rationale for the types and amounts of compensation that our executive officers receive and how compensation decisions affecting these officers are made. It also discusses AutoZone's total rewards philosophy, the key principles governing our compensation program, and the objectives we seek to achieve with each element of our compensation program.

What are the Company's key compensation principles?

Pay for performance. The primary emphasis of AutoZone's compensation program is linking executive pay to business results and stockholder value. Base salary levels are intended to be competitive, but the more potentially valuable components of executive compensation are annual cash incentives, which depend on the achievement of pre-determined business goals, and to a greater extent, long-term compensation, which is based on the value of our stock.

Attract and retain talented AutoZoners. The overall level and balance of compensation elements in our compensation program are designed to ensure that AutoZone can retain key executives and, when necessary, attract qualified new executives to the organization. We believe that a financially strong company which delivers solid stockholder results is the most important component of attracting and retaining executive talent.

What are the Company's overall executive compensation objectives?

Drive high performance. AutoZone sets challenging financial and operating goals, and a significant amount of an executive's annual cash compensation is tied to these objectives and therefore "at risk" — payment is earned only if performance warrants it.

Drive long-term stockholder results. AutoZone's compensation program is intended to support long-term focus on stockholder results, so it emphasizes long-term rewards. At target levels, the majority of an executive officer's total compensation package each year is the potential value of his or her stock options.

Who participates in AutoZone's executive compensation programs?

The Chief Executive Officer and the other named executive officers, as well as the other senior executives comprising AutoZone's Executive Committee, participate in the compensation program outlined in this Compensation Discussion and Analysis. The Executive Committee consists of the Chief Executive Officer and officers with the title of senior vice president or executive vice president. However, many elements of the compensation program also apply to other levels of AutoZone management. The intent is to ensure that management is motivated to pursue, and is rewarded for achieving, the same financial, operating and stockholder objectives.

What are the key elements of the company's overall executive compensation program?

The table below summarizes the key elements of AutoZone's executive compensation program and the objectives they are designed to achieve.

Pay Element	Description	Objectives
Base salary	• Annual fixed cash compensation.	• Attraction and retention. • Recognize differences in relative size of positions as well as individual performance over the long term.

Annual cash incentive (bonus)	• Annual variable pay tied to the achievement of key Company financial and operating objectives. FY07 and FY08 primary measures are:
	  • Earnings before interest and taxes, and
	  • Return on invested capital.
	• Actual payout depends on the results achieved. Potential payout is not capped; however, payout may be zero if threshold targets are not achieved.
	• The Compensation Committee may reduce payouts in its discretion when indicated by individual performance.
		• Communicate key financial and operating objectives.
		• Drive high levels of performance by ensuring that executives' total cash compensation is linked to achievement of financial and operating objectives.
		• Support and reward consistent, balanced growth and returns performance (add value every year).

Stock options	• Senior executives receive a mix of incentive stock options (ISOs) and non-qualified stock options (NQSOs). • All stock options are granted at fair market value on the grant date (discounted options are prohibited). • AutoZone's stock option plan prohibits repricing and does not include a "reload" program.	• Align long-term compensation with stockholder results. Opportunities for significant wealth accumulation by executives are tightly linked to stockholder returns. • ISOs provide an incentive to hold shares after exercise, thus increasing ownership and further reinforcing the tie to stockholder results.
Stock purchase plans	• AutoZone maintains a broad-based employee stock purchase plan which is qualified under Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan allows AutoZoners to make quarterly purchases of AutoZone shares at 85% of the fair market value on the first or last day of the calendar quarter, whichever is lower. • The Company has implemented an Executive Stock Purchase Plan so that executives may continue to purchase AutoZone shares beyond the limit the IRS and the company set for the Employee Stock Purchase Plan.	• Allow all AutoZoners to participate in the growth of AutoZone's stock. • Encourage ownership, and therefore alignment of executive and stockholder interests.

Pay Element	Description	Objectives
Retirement plans	The Company maintains a number of retirement plans: • 401(k) defined contribution plan • Frozen defined benefit pension plan, and • Non-qualified deferred compensation plan (including a frozen defined benefit restoration feature).	• Provide competitive executive retirement benefits. • The non-qualified plan enables executives to defer base and bonus earnings up to 25% of the total, independent of the IRS limitations set for the qualified 401(k) plan. • The restoration component of the non-qualified plan allowed executives to accrue benefits that were not capped by IRS earnings limits.
Health and other benefits	Executives are eligible for a variety of benefits, including: • Medical, dental and vision plans; and • Life and disability insurance plans.	• Provide competitive benefits. • Minimize perquisites while ensuring a competitive overall rewards package.

Annual cash compensation. Annual cash compensation consists of base salary and annual cash incentives (bonus).

Base Salary. Salaries are determined within the context of a targeted total cash compensation level for each position. Base salary is a fixed portion of the targeted annual cash compensation, with the specific portion varying based on differences in the size, scope or complexity of the jobs as well as the tenure and performance level of incumbents in the positions. Points are assigned to positions using a job evaluation system developed by Hay Group, and AutoZone maintains salary ranges based on the job evaluations originally constructed with Hay Group's help. These salary ranges are updated annually based on broad-based survey data; in addition to Hay Group survey data, AutoZone uses surveys published by Mercer and Hewitt Associates, among others, for this purpose. As discussed below, neither the Compensation Committee of the Board of Directors nor AutoZone management routinely engages independent compensation consultants for the purpose of setting individual executive pay levels or incentive targets.

AutoZone emphasizes pay for performance, so base salary ranges are structured to support the delivery of competitive total cash compensation (a combination of base salary and annual cash incentive) when AutoZone's financial objectives are achieved. Therefore, base salary ranges are not established by reviewing external base salary information alone.

Annual Cash Incentive. Executive officers and certain other employees are eligible to receive annual cash incentives (bonuses) each fiscal year based on the Company's attainment of objectives set by the Compensation Committee at the beginning of the fiscal year. The annual cash incentive target for each position, expressed as a percentage of base salary, is based on both salary range and level within the organization. As a general rule, as an executive's level of management responsibility increases, the portion of his or her total compensation dependent on Company performance as measured by business objectives increases.

Annual cash incentives for executive officers are paid pursuant to the AutoZone, Inc. 2005 Executive Incentive Compensation Plan ("EICP"), our performance-based short-term incentive plan. Pursuant to the Plan, the Compensation Committee establishes incentive objectives at the beginning of each fiscal year. For more information about the EICP, see Discussion of Plan-Based Awards Table on page 27.

The actual bonus amount paid depends on performance relative to the target objectives. A minimum pre-established goal must be met in order for any bonus award to be paid, and the bonus award as a percentage of annual salary will increase as the Company achieves higher levels of performance.

The incentive objectives for fiscal 2007 and fiscal 2008 were based on the achievement of specified levels of earnings before interest and taxes ("EBIT") and return on invested capital ("ROIC"). The specific targets are tied to achievement of the Company's operating plan for the fiscal year. In 2007, the target objectives were EBIT of $1,048.9 million and ROIC of 21.5%.

Because the EBIT and ROIC performance targets for 2008 are tied to achievement of our operating plan, we regard them as highly confidential and competitively sensitive. Disclosing the specific targets would result in competitive harm to the Company in that it would inform competitors as to the basis for future business decisions. Also, it has been AutoZone's policy for a number of years not to give financial guidance to stock market analysts, and disclosure of the specific targets would violate that policy.

Our Board of Directors participates in the creation of challenging financial and operating plans to be achieved by management. The Compensation Committee sets the incentive targets each year based on these plans. There are no individual performance measures or other means by which executives may earn annual incentive awards if the financial results do not warrant payment. Over the last five years, annual cash incentive payouts have exceeded target three times and have been below target twice.

Effect of Performance on Total Annual Cash Compensation. Because AutoZone emphasizes pay for performance, it is only when the Company exceeds its target objectives that an executive's total annual cash compensation begins to exceed competitive market levels. Similarly, Company performance below target will cause an executive's total annual cash compensation to drop below competitive market levels. As discussed below, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies.

Stock options. To emphasize achievement of long-term stockholder value, AutoZone's executives receive a significant portion of their targeted total compensation in the form of stock options. Although stock options have potential worth at the time they are granted, they only confer actual value if AutoZone's stock price appreciates between the grant date and the exercise date. For this reason, we believe stock options are the best long-term compensation vehicle to reward executives for creating stockholder value. We do not maintain any other long-term incentive plans for our executives. We want our executives to realize total compensation levels well above the market norm, because when they do, such success is the result of both achievement of Company financial objectives and strong stockholder returns.

In order to support and facilitate stock ownership by our executive officers, a portion of their annual stock option grant typically consists of Incentive Stock Options ("ISOs"). If an executive holds the stock acquired upon exercise of an ISO for at least two years from the date of grant and one year from the date of exercise, he or she can receive favorable long-term capital gains tax treatment for all appreciation over the exercise price. ISOs have a term of ten years and vest in equal 25% increments on the first, second, third and fourth anniversaries of the grant date. They are granted at the fair market value on the date of grant as defined in the relevant stock option plan. There is a $100,000 limit on the aggregate grant value of ISOs that may become exercisable in any calendar year.

Because of the limitations on ISOs, most of the stock options granted to our officers and other employees are non-qualified stock options ("NQSOs"). In general, our NQSOs have terms of ten years and one day and vest in equal 25% increments on the first, second, third and fourth anniversaries of the grant date. They are granted at the fair market value on the date of grant as defined in the relevant stock option plan.

AutoZone does not grant discounted stock options, and our stock option plans prohibit repricing of previously granted options. AutoZone's plans do not provide for the granting of "reload" options.

AutoZone grants stock options annually. Currently, the annual grants are reviewed and approved by the Compensation Committee in the meeting at which it reviews prior year results, determines incentive payouts, and takes other compensation actions affecting the named executive officers. The Compensation Committee has not delegated its authority to grant stock options; all grants are directly approved by the Compensation Committee. Option grant amounts are recommended to the Compensation Committee by the Chief Executive Officer, based on individual performance and the size and scope of the position held.

Newly promoted or hired officers may receive a grant shortly after their hire or promotion. As a general rule, new hire or promotional stock options are approved and effective on the date of a regularly scheduled meeting of the Compensation Committee. On occasion, these interim grants may be approved by unanimous written consent of the Compensation Committee. The grants are recommended to the Compensation Committee by the Chief Executive Officer based on individual circumstances (e.g., what may be required in order to attract a new executive). Internal promotional grants are prorated based on the time elapsed since the officer received a regular annual grant of stock options.

For more information about our stock option plans, see Discussion of Plan-Based Awards Table on page 27.

Stock purchase plans. AutoZone maintains the Employee Stock Purchase Plan which enables all employees to purchase AutoZone common stock at a discount, subject to IRS-determined limitations. Based on IRS rules, we limit the annual purchases in the Employee Stock Purchase Plan to no more than $15,000, and no more than 10% of eligible (base and bonus or commission) compensation. To support and encourage stock ownership by our executives, AutoZone also established a non-qualified stock purchase plan. The Fourth Amended and Restated AutoZone, Inc. Executive Stock Purchase Plan ("Executive Stock Purchase Plan") permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan.

The Executive Stock Purchase Plan operates in a similar manner to the tax-qualified Employee Stock Purchase Plan, in that it allows executives to defer after-tax base or bonus compensation (after making annual elections as required under Section 409A of the Internal Revenue Code) for use in making quarterly purchases of AutoZone common stock. Options are granted under the Executive Stock Purchase Plan each calendar quarter and consist of two parts: a restricted share option and an unvested share option. Shares are purchased under the restricted share option at 100% of the closing price of AutoZone stock at the end of the calendar quarter (i.e., not at a discount), and a number of shares are issued under the unvested share option at no cost to the executive, so that the total number of shares acquired upon exercise of both options is equivalent to the number of shares that could have been purchased with the deferred funds at a price equal to 85% of the stock price at the end of the quarter. The unvested shares are subject to forfeiture if the executive does not remain with the company for one year after the grant date. After one year, the shares vest, and the executive owes taxes based on the share price on the vesting date (unless a so-called 83(b) election was made on the date of grant).

The table below can be used to compare and contrast the stock purchase plans.

	Employee Stock Purchase Plan	Executive Stock Purchase Plan
Contributions	After tax, limited to lower of 10% of eligible compensation or $15,000	After tax, limited to 25% of eligible compensation
Discount	15% discount based on lowest price at beginning or end of the quarter	15% discount based on quarter-end price
Vesting	None; 1-year holding period	Shares granted to represent 15% discount restricted for 1 year; 1-year holding period for shares purchased at fair market value
Taxes — Individual	Ordinary income in amount of spread; capital gains for appreciation; taxed when shares sold	Ordinary income when restrictions lapse (83(b) election optional)
Taxes — Company	No deduction unless "disqualifying disposition"	Deduction when included in employee's income

How does the Compensation Committee consider and determine executive and director compensation?

Chief Executive Officer. The Compensation Committee establishes the compensation level for the Chief Executive Officer, including base salary and annual cash incentive compensation, and reviews and approves his stock option awards. The Chief Executive Officer's compensation is reviewed annually by the Compensation Committee in conjunction with a review of his performance by the non-management directors, taking into account all forms of compensation, including base salary, annual cash incentive, stock option awards, and the value of other benefits received.

Other Executive Officers. The Compensation Committee reviews and establishes base salaries for AutoZone's executive officers other than the Chief Executive Officer based on each executive officer's performance during the past fiscal year and on the recommendations of the Chief Executive Officer. The Compensation Committee approves the annual cash incentive amounts for the executive officers, which are determined by objectives established by the Compensation Committee at the beginning of each fiscal year as discussed above. The actual bonus amount paid depends on performance relative to the target objectives.

The Compensation Committee approves awards of stock options to many levels of management, including executive officers. Stock options are granted to executive officers upon initial hire or promotion, and thereafter are typically granted annually in accordance with guidelines established by the Compensation Committee as discussed above. The actual grant is determined by the Compensation Committee based on the guidelines and the performance of the individual in the position. The Compensation Committee considers the recommendations of the Chief Executive Officer.

What roles do the Chief Executive Officer and other executive officers play in the determination of executive compensation?

The Chief Executive Officer attends most meetings of the Compensation Committee and participates in the process by answering Compensation Committee questions about pay philosophy and by ensuring that the Compensation Committee's requests for information are fulfilled. He also assists the Compensation Committee in determining the compensation of the executive officers by providing recommendations and input about such matters as individual performance, tenure, and size, scope and complexity of their positions. The Chief Executive Officer makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations usually relate to base salary increases and stock option grants. The Chief Executive Officer also recommends pay packages for newly hired executives. Management provides the Compensation Committee with data, analyses and perspectives on market trends and annually prepares information to assist the Compensation Committee in its consideration of such recommendations. Annual incentive awards are based on achievement of business objectives set by the Compensation Committee, but the Compensation Committee may exercise negative discretion, and if it does so, it is typically in reliance on the Chief Executive Officer's assessment of an individual's performance.

The Chief Executive Officer does not make recommendations to the Compensation Committee regarding his own compensation. The Senior Vice President, Human Resources has direct discussions with the Compensation Committee Chairman regarding the Compensation Committee's recommendations on the Chief Executive Officer's compensation; however, Compensation Committee discussions of specific pay actions related to the Chief Executive Officer are held outside his presence.

Does AutoZone use compensation consultants?

Neither AutoZone management nor the Compensation Committee hired compensation consultants during fiscal 2007. As discussed previously, AutoZone does not regularly engage consultants as part of our annual review and determination of executive compensation. Although historically we have hired consultants to provide services from time to time, it is not our usual practice. The Compensation Committee has authority, pursuant to its charter, to hire consultants of its selection to advise it with respect to AutoZone's compensation programs, and it may also limit the use of the Compensation Committee's compensation consultants by AutoZone's management as it deems appropriate.

What are AutoZone's peer group and compensation benchmarking practices?

AutoZone reviews publicly-available data from a peer group of companies to help us ensure that our overall compensation remains competitive. The peer group is currently composed of the 24 specialty retailers listed below, and includes our direct competitors as well as other companies which we believe are similar to AutoZone in such matters as customers, product lines, revenues and market capitalization. The peer group data we use is from proxy filings and other published sources — it is not prepared or compiled especially for AutoZone.

We periodically review the appropriateness of this peer group. It typically changes when such events as acquisitions and spin-offs occur.

ADVANCE AUTO PARTS INC	GENUINE PARTS CO	RADIOSHACK CORP
BARNES & NOBLE INC	HOME DEPOT INC	ROSS STORES INC
BED BATH & BEYOND INC	LIMITED BRANDS INC	SHERWIN WILLIAMS CO
BEST BUY CO INC	LOWE'S COMPANIES INC	STAPLES INC
BORDERS GROUP INC	O'REILLY AUTOMOTIVE INC	STARBUCKS CORP
CIRCUIT CITY STORES INC	OFFICE DEPOT INC	TJX COMPANIES INC
CSK AUTO CORP	PEP BOYS MANNY MOE & JACK	WILLIAMS SONOMA INC
GAP INC	PETSMART INC	ZALE CORP

We do not use information from the peer group or other published sources to set targets or make individual compensation decisions. AutoZone does not engage in "benchmarking," such as targeting base salary at peer group median for a given position. Rather we use such data as context in reviewing AutoZone's overall compensation levels and approving recommended compensation actions. Broad survey data and peer group information are just two elements that we find useful in maintaining a reasonable and competitive compensation program. Other elements that we consider are individual performance, Company performance, individual tenure, position tenure, and succession planning.

What is AutoZone's policy concerning the tax deductibility of compensation?

The Compensation Committee considers the provisions of Section 162(m) of the Internal Revenue Code (the "Code") which allows the Company to take an income tax deduction for compensation up to $1 million and for certain compensation exceeding $1 million paid in any taxable year to a "covered employee" as that term is defined in the Code. There is an exception for qualified performance-based compensation, and AutoZone's compensation program is designed to maximize the tax deductibility of compensation paid to executive officers, where possible. Our EICP, discussed above, is a performance-based incentive plan designed to ensure deductibility of annual cash incentives. However, the Compensation Committee may authorize payments which are not deductible where it is in the best interests of AutoZone and its stockholders.

The following table outlines which plans or types of payments retain deductibility when the $1 million threshold is exceeded.

	Deductible	Not Deductible
Base salary		X
Executive Incentive Comp. Plan	X	
Stock options	X	
Executive Stock Purchase Plan		X

How is AutoZone complying with Section 409A of the Internal Revenue Code?

Section 409A of the Internal Revenue Code was created with the passage of the American Jobs Creation Act of 2004. These new tax regulations create strict rules related to non-qualified deferred compensation earned and vested on or after January 1, 2005. AutoZone has conducted a thorough assessment of all affected plans, and continues to take actions necessary to comply with the new requirements by the deadlines established by the Internal Revenue Service.

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Committee") has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on the review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:
Theodore W. Ullyot, Chairman
N. Gerry House
W. Andrew McKenna
George R. Mrkonic, Jr.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee of the Board of Directors are listed above. Mr. Lampert served as a member of the Compensation Committee and chaired the Compensation Committee until he retired from the Board of Directors in December, 2006. The Committee is composed solely of independent, non-employee directors.

Summary Compensation Table

This table shows the compensation paid to the Principal Executive Officer, the Principal Financial Officer and our other three most highly paid executive officers (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
William C. Rhodes III Chairman, President & Chief Executive Officer	2007	618,385	—	20,434	1,508,356	664,764	N/A	121,547	2,933,486
William T. Giles Chief Financial Officer/ Executive Vice President, Finance, IT & Store Development	2007	433,231	25,000	—	726,216	279,434	N/A	269,650	1,733,531
James A. Shea Executive Vice President, Merchandising, Marketing & Supply Chain	2007	416,308	—	—	762,787	268,519	N/A	41,303	1,488,917
Harry L. Goldsmith Executive Vice President, General Counsel & Secretary	2007	359,154	—	—	762,942	231,655	N/A	54,390	1,408,141
Robert D. Olsen Executive Vice President, Store Operations, Commercial & Mexico	2007	382,539	—	—	669,623	246,738	N/A	42,116	1,341,016

(1) Annual incentive awards were paid pursuant to the EICP and therefore appear in the "non-equity incentive plan compensation" column of the table. Mr. Giles' bonus payment in this column reflects the second of two installments of his sign-on bonus.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 17 for more information about this plan. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2007 Annual Report for a description of the Executive

Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with SFAS 123(R).

(3) The value of stock awards and option awards was determined as required by SFAS No. 123(R). There is no assurance that these values will be realized. See Note B, Share-Based Compensation, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended August 25, 2007 for details on assumptions used in the valuation.

(4) Bonus amounts were earned for the 2007 fiscal year pursuant to the EICP and were paid in October, 2007. See "Compensation Discussion and Analysis" on page 17 for more information about this plan.

(5) Our defined benefit pension plans were frozen in December 2002, and accordingly, benefits do not increase or decrease. See the Pension Benefits table on page 30 for more information. We did not provide above-market or preferential earnings on deferred compensation.

(6) All Other Compensation includes the following:

Name	Perquisites and Personal Benefits(A)	Tax Gross-ups	Company Contributions to Defined Contribution Plans(C)	Life Insurance Premiums	Other(D)
William C. Rhodes III	$ 71,093(B)		$45,938	$4,516	
William T. Giles	$267,222(B)	$765		$1,663	
James A. Shea	$ 17,481		$21,902	$1,920	
Harry L. Goldsmith	$ 28,234		$17,459	$2,097	$6,600
Robert D. Olsen	$ 21,059		$18,960	$2,097	

(A) Perquisites and personal benefits for all Named Executive Officers include Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid executive physicals, Company-paid long-term disability insurance premiums, matching charitable contributions under the AutoZone Matching Gift Program, and premiums for participation in our executive medical plan. The executive medical plan was discontinued as of July 1, 2007.

(B) The perquisites or personal benefits which exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an executive officer are as follows:

Mr. Rhodes: $50,000 in matching charitable contributions made under the AutoZone Matching Gift Program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive officer annually.

Mr. Giles: $253,728 in relocation expenses, including $2,128 in temporary living expense reimbursements. The remaining amount consists of $6,500 for repair and maintenance of Mr. Giles' former home while it was on the market and a difference of $245,100 between the appraised value at which the Company purchased the home and the price at which it was ultimately sold.

(C) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

(D) Represents a transition payment to Mr. Goldsmith which the Company pays to certain individuals due to their age and service as of the date the AutoZone, Inc. Associates Pension Plan was frozen.

Grants of Plan-Based Awards

The following table sets forth information regarding plan-based awards granted to the Company's Named Executive Officers during the 2007 fiscal year.

Name	Equity Plans Grant Date	Estimated Possible Payments Under Nonequity Incentive Plans(1)			All other Stock Awards: Number of Shares of Stock or Units (#)(2)	All other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($)	Closing Price on Date of Grant for Option Awards, if Different ($)(4)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)					
William C. Rhodes III.		311,750	623,500	N/A					
	9/26/2006					43,500	103.44	104.15	1,325,972
	9/26/2006					1,500	103.44	104.15	45,723
	9/30/2006				7				723
	12/31/2006				158				18,258
	3/31/2007				6				769
	6/30/2007				5				683
William T. Giles		131,250	262,500	N/A					
	9/26/2006					23,000	103.44	104.15	701,089
	9/26/2006					2,000	103.44	104.15	60,964
James A. Shea.		126,450	252,900	N/A					
	9/26/2006					23,000	103.44	104.15	701,089
	9/26/2006					2,000	103.44	104.15	60,964
Harry L. Goldsmith		109,350	218,700	N/A					
	9/26/2006					23,500	103.44	104.15	716,330
	9/26/2006					1,500	103.44	104.15	45,723
Robert D. Olsen.		121,350	242,700	N/A					
	9/26/2006					23,500	103.44	104.15	716,330
	9/26/2006					1,500	103.44	104.15	45,723

(1) Represents potential threshold, target and maximum incentive compensation for the 2007 fiscal year under the EICP. Amounts actually paid for the 2007 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the EICP which is 50% of the target amount. There is no maximum. See "Compensation Discussion and Analysis" at page 17 and the discussion following this table for more information on the EICP.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" at page 17 and the discussion following this table for more information on the Executive Stock Purchase Plan.

(3) Represents options awarded pursuant to the AutoZone, Inc. 1996 Stock Option Plan. See "Compensation Discussion and Analysis" at page 17 and the discussion following this table for more information on this plan.

(4) Under the 1996 Stock Option Plan, stock option awards are made at the fair market value of common stock as of the grant date, defined as the closing price on the trading day previous to the grant date.

Discussion of Plan-Based Awards Table

Executive Incentive Compensation Plan. The EICP is intended to be a performance-based compensation plan under Section 162(m) of the Internal Revenue Code. The Company's executive officers, as determined by the Compensation Committee of the Board of Directors, are eligible to participate in the EICP. At the beginning of each fiscal year, the Compensation Committee establishes a goal, which may be a range from a minimum to a maximum attainable bonus, based on one or more of the following measures:

- Earnings
- Earnings per share
- Sales
- Market share
- Operating or net cash flows
- Pre-tax profits
- Earnings before interest and taxes
- Return on invested capital
- Economic value added
- Return on inventory
- Gross profit margin
- Sales per square foot
- Comparable store sales

The EICP provides that the goal may be different for different executives. The goals can change annually to support our business objectives. After the end of each fiscal year, the Compensation Committee must certify the attainment of goals under the EICP and direct the amount to be paid to each participant in cash. See "Compensation Discussion and Analysis" on page 17 for more information about the EICP.

Executive Stock Purchase Plan. The Executive Stock Purchase Plan permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan. For more information about the Executive Stock Purchase Plan, see "Compensation Discussion and Analysis" on page 17.

Stock Option Plan. Stock options are awarded to many levels of management, including executive officers, to align the long-term interests of AutoZone's management and our stockholders. The stock options shown in the table were granted pursuant to the Third Amended and Restated AutoZone, Inc. 1996 Stock Option Plan ("1996 Stock Option Plan"), which expired on October 21, 2006; future stock options will be granted under the AutoZone, Inc. 2006 Stock Option Plan. The plans are similar in operation and are collectively referred to as the "Stock Option Plans" in this discussion.

Both incentive stock options and non-qualified stock options, or a combination of both, can be granted under the Stock Option Plans. Incentive stock options have a term of ten years, and non-qualified stock options have a term of ten years and one day. Options granted during the 2007 fiscal year vest in one-fourth increments over a four-year period. All options granted under the Stock Option Plans have an exercise price equal to the fair market value of AutoZone common stock on the date of grant, which is defined in the Stock Option Plans as the closing price on the trading day previous to the grant date. Option repricing is expressly prohibited by the terms of the Stock Option Plans.

Each grant of stock options is governed by the terms of a Stock Option Agreement entered into between the Company and the executive officer at the time of the grant. The Stock Option Agreements provide vesting schedules and other terms of the grants in accordance with the Stock Option Plans.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding stock option awards under the 1996 Stock Option Plan and unvested shares under the Executive Stock Purchase Plan for the Company's Named Executive Officers as of August 25, 2007:

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options:					
Name	Exercisable	Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that have not Vested(2)	Market Value of Shares of Stock that have not Vested
William C. Rhodes III	10,000	0	$ 24.00	08/31/09		
	37,000	0	$ 25.56	10/18/09		
	2,000	0	$ 43.90	09/20/11		
	18,000	0	$ 43.90	09/21/11		
	2,000	0	$ 71.12	09/06/12		
	38,000	0	$ 71.12	09/07/12		
	18,900	6,300	$ 89.18	09/06/13		
	1,350	450	$ 89.18	09/05/13		
	15,000	15,000	$ 75.64	09/29/14		
	25,000	25,000	$ 98.30	03/14/15		
	250	750	$ 82.00	10/15/15		
	12,250	36,750	$ 82.00	10/16/15		
	0	1,500	$103.44	09/26/16		
	0	43,500	$103.44	09/27/16		
					7	$ 863
					158	$19,475
					6	$ 740
					5	$ 616
Totals	179,750	129,250			176	$21,694
William T. Giles	10,000	30,000	$ 89.76	06/07/16		
	0	2,000	$103.44	09/26/16		
	0	23,000	$103.44	09/27/16		
Totals	10,000	55,000				
James A. Shea	0	22,500	$ 75.64	09/29/14		
	5,000	5,000	$ 86.55	04/08/15		
	500	1,500	$ 82.00	10/15/15		
	5,750	17,250	$ 82.00	10/16/15		
	0	2,000	$103.44	09/26/16		
	0	23,000	$103.44	09/27/16		
Totals	11,250	71,250				

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options:		Option Exercise Price	Option Expiration Date	Number of Shares of Stock that have not Vested(2)	Market Value of Shares of Stock that have not Vested
	Exercisable	Unexercisable(1)				
Harry L. Goldsmith	7,500	0	$ 24.00	08/31/09		
	2,000	0	$ 43.90	09/20/11		
	18,000	0	$ 43.90	09/21/11		
	2,000	0	$ 71.12	09/06/12		
	24,000	0	$ 71.12	09/07/12		
	24,900	8,300	$ 89.18	09/06/13		
	1,350	450	$ 89.18	09/05/13		
	15,000	15,000	$ 75.64	09/29/14		
	5,000	5,000	$ 86.55	04/08/15		
	250	750	$ 82.00	10/15/15		
	5,375	16,125	$ 82.00	10/16/15		
	0	1,500	$103.44	09/26/16		
	0	23,500	$103.44	09/27/16		
Totals	105,375	70,625				
Robert D. Olsen	100,000	0	$ 24.94	04/24/10		
	2,000	0	$ 43.90	09/20/11		
	18,000	0	$ 43.90	09/21/11		
	2,000	0	$ 71.12	09/06/12		
	24,000	0	$ 71.12	09/07/12		
	17,400	5,800	$ 89.18	09/06/13		
	1,350	450	$ 89.18	09/05/13		
	10,000	10,000	$ 75.64	09/29/14		
	2,500	2,500	$ 86.55	04/08/15		
	250	750	$ 82.00	10/15/15		
	5,375	16,125	$ 82.00	10/16/15		
	0	1,500	$103.44	09/26/16		
	0	23,500	$103.44	09/27/16		
Totals	182,875	60,625				

(1) Stock options vest in one-fourth increments over a four-year period. Both incentive stock options and non-qualified stock options have been awarded.

(2) Represents shares acquired pursuant to unvested share options granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan, and will vest immediately upon a participant's termination of employment without cause or the participant's death, disability or retirement.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's Named Executive Officers during the fiscal year ended August 25, 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)
William C. Rhodes III	—	—	92	10,867
William T. Giles	—	—	—	—
James A. Shea	22,500	1,158,249	—	—
Harry L. Goldsmith	20,000	1,939,220	—	—
Robert D. Olsen	—	—	—	—

(1) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 17 for more information about this plan.

PENSION BENEFITS

The following table sets forth information regarding pension benefits for the Company's Named Executive Officers as of August 25, 2007:

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
William C. Rhodes III	AutoZone, Inc. Associates Pension Plan	7	31,625	—
	AutoZone, Inc. Executive Deferred Compensation Plan		19,055	—
William T. Giles	N/A			—
James A. Shea	N/A			—
Harry L. Goldsmith	AutoZone, Inc. Associates Pension Plan	9	100,102	—
	AutoZone, Inc. Executive Deferred Compensation Plan		119,961	—
Robert D. Olsen	AutoZone, Inc. Associates Pension Plan	7	65,264	—
	AutoZone, Inc. Executive Deferred Compensation Plan		68,867	—

(1) As the plan benefits were frozen as of December 31, 2002, there is no service cost and increases in future compensation levels no longer impact the calculations. The benefit of each participant is accrued based on a funding formula computed by our independent actuaries, Mercer. See Note I, Pension and Savings Plans, to our consolidated financial statements for a discussion of our assumptions used in determining the present value of the accumulated pension benefits.

Prior to January 1, 2003, substantially all full-time AutoZone employees were covered by a defined benefit pension plan, the AutoZone, Inc. Associates Pension Plan (the "Pension Plan"). The Pension Plan is a traditional defined benefit pension plan which covered full-time AutoZone employees who were at least 21 years old and had completed one year of service with the Company. The benefits under the Pension Plan were based on years of service and the employee's highest consecutive five-year average compensation.

Compensation included total annual earnings shown on Form W-2 plus any amounts directed on a tax-deferred basis into Company-sponsored benefit plans, but did not include reimbursements or other expense allowances, cash or non-cash fringe benefits, moving expenses, non-cash compensation (regardless of whether it resulted in imputed income), long-term cash incentive payments, payments under any insurance plan, payments under any weekly-paid indemnity plan, payments under any long term disability plan, nonqualified deferred compensation, or welfare benefits.

AutoZone also maintained a supplemental defined benefit pension plan for certain highly compensated employees to supplement the benefits under the Pension Plan as part of our Executive Deferred Compensation Plan (the "Supplemental Pension Plan"). The purpose of the Supplemental Pension Plan was to provide any benefit that could not be provided under the qualified plan due to IRS limitations on the amount of salary that could be recognized in the qualified plan. The benefit under the Supplemental Pension Plan is the difference between (a) the amount of benefit determined under the Pension Plan formula but using the participant's total compensation without regard to any IRS limitations on salary that can be recognized under the qualified plan, less (b) the amount of benefit determined under the Pension Plan formula reflecting the IRS limitations on compensation that can be reflected under a qualified plan.

In December, 2002, both the Pension Plan and the Supplemental Pension Plan were frozen. Accordingly, all benefits to all participants in the Pension Plan were fixed and could not increase, and no new participants could join the plans.

Annual benefits to the Named Executive Officers are payable upon retirement at age 65. Sixty monthly payments are guaranteed after retirement. The benefits will not be reduced by Social Security or other amounts received by a participant. The basic monthly retirement benefit is calculated as 1% of average monthly compensation multiplied by a participant's years of credited service. Benefits under the Pension Plan may be taken in one of several different annuity forms. The actual amount a participant would receive depends upon the payment method chosen.

A participant in the Pension Plan is eligible for early retirement under the plan if he or she is at least 55 years old AND was either (a) a participant in the original plan as of June 19, 1976; or (b) has completed at least ten (10) years of service for vesting (i.e. years in which the participant worked at least 1,000 hours after becoming a Pension Plan participant). The early retirement date will be the first of any month after the participant meets these requirements and chooses to retire. Benefits may begin immediately, or the participant may elect to begin receiving them on the first of any month between the date he or she actually retires and the normal retirement date. If a participant elects to begin receiving an early retirement benefit before the normal retirement date, the amount of the accrued benefit will be reduced according to the number of years by which the start of benefits precedes the normal retirement date. Mr. Goldsmith is eligible for early retirement under the Pension Plan.

Messrs. Rhodes, Goldsmith, and Olsen are participants in the Pension Plan and the Supplemental Pension Plan. No named officers received payment of a retirement benefit in fiscal 2007.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information regarding nonqualified deferred compensation for the Company's Named Executive Officers as of and for the year ended August 25, 2007.

Name	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
William C. Rhodes III . .	Executive Deferred Compensation Plan	215,895	38,209	157,007	—	1,096,046
William T. Giles	Executive Deferred Compensation Plan	4,189	—	8	—	4,197
James A. Shea	Executive Deferred Compensation Plan	137,241	16,725	35,020	—	349,806
Harry L. Goldsmith	Executive Deferred Compensation Plan	27,638	13,028	26,486	—	291,618
Robert D. Olsen	Executive Deferred Compensation Plan	28,723	13,022	11,559	—	193,294

(1) Represents contributions by the Named Executive Officers under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the Named Executive Officers in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the Named Executive Officers in the Summary Compensation Table.

(3) Represents the difference the aggregate balance at end of fiscal 2007 and the end of fiscal 2006, excluding (i) contributions made by the executive officer and the Company during fiscal 2007 and (ii) any withdrawals or distributions during fiscal 2007. None of the earnings in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher are eligible to participate in the EDCP after their first year of employment with the Company. The EDCP is a nonqualified plan that allows officers who participate in AutoZone's 401(k) plan to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and bonus, minus deferrals under the 401(k) plan. The Company matches 100% of the first 3% of deferred compensation and 50% of the next 2% deferred. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our executive officers may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Severance Arrangement with Mr. Rhodes

In connection with his appointment as President and Chief Executive Officer in March, 2005, the Company agreed, among other things, that if Mr. Rhodes' employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary. In September 2007, the Compensation Committee of the Board of Directors determined that if Mr. Rhodes' employment is terminated by AutoZone without cause, then in addition to the previously-approved severance benefit, he will receive a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, to be paid at the time such incentives are paid to similarly-situated executives, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Mr. Rhodes had been paying for such coverage during his employment. Mr. Rhodes will sign an agreement not to compete with AutoZone or solicit its employees for a three-year period after such termination.

Executive Severance Practices (Messrs. Giles and Shea)

It has been AutoZone's practice to provide severance benefits to executive officers who do not have written employment agreements. As a general rule, executive officers whose employment is involuntarily terminated without cause and who sign an agreement with the Company waiving certain legal rights and agreeing to non-compete and non-solicitation clauses, receive severance benefits in the form of salary continuation for a period of time ranging from 12 months to 24 months, depending on their length of service:

Years of Service	Severance Period
0 — 1	12 months
1 — 5	18 months
Over 5	24 months

The executive officer also would receive a lump sum prorated share of his or her annual bonus incentive when such incentives are paid to similarly-situated executives.

Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

Employment Agreements (Messrs. Goldsmith and Olsen)

Most of AutoZone's executive officers do not have employment agreements. However, Mr. Goldsmith and Mr. Olsen have employment agreements, dated 1999 and 2000, respectively, which continue until terminated either by the executive or by AutoZone. If the agreement is terminated by AutoZone for cause, or by the executive for any reason, the executive will cease to be an employee, and will cease to receive salary, bonus, and other benefits. If the agreement is terminated by AutoZone without cause, Mr. Goldsmith will remain an employee for three years after the termination date, and Mr. Olsen will remain an employee for two years after the termination date (each, a "Continuation Period"). Each executive will continue to receive his then-current salary and other benefits of an employee, and will receive a prorated bonus for the fiscal year in which he was terminated, but no bonuses thereafter. Each executive's stock options will continue to vest and may be exercised in accordance with the respective stock option agreements until the end of his Continuation Period, after which further stock option exercises and vesting will be governed by the terms of the respective stock option agreements. If either executive is terminated from his position by AutoZone or by the executive for reasons other than a change in control, then the executive will be prohibited from competing against AutoZone or hiring AutoZone employees during his Continuation Period. "Cause" is defined in each agreement as the willful engagement by the executive in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise. No act or failure to act by the employee will be considered "willful" unless done, or omitted to be done, by the employee not in good faith and without reasonable belief that his action or omission was in the best interest of AutoZone. "Change in control" in each agreement means either the acquisition of a majority of our voting securities by or the sale of substantially all of our assets to a non-affiliate of the company.

Equity Plans

All outstanding, unvested options granted pursuant to the Stock Option Plans, including those held by all the Named Executive Officers, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested share options under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The Plan defines "disability, "cause," and "normal retirement date."

Life Insurance

AutoZone provides all salaried employees in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock options but include salary and bonuses received. Additionally, salaried employees are eligible to purchase additional life insurance. The maximum benefit of the company-paid and the additional coverage combined is $5,000,000. All of the Named Executive Officers are eligible for this benefit.

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings. Mr. Goldsmith is only covered under the group long-term disability program, under which he is eligible to receive 70% of monthly earnings to a maximum benefit of $30,000 per month.

The following table shows the amounts that the Named Executive Officers would have received if their employment had been involuntarily terminated on August 25, 2007. This table does not include amounts related to the Named Executive Officers' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or for Cause Termination ($)	Involuntary Termination Not for Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
William C. Rhodes, III(1)						
Severance Pay	—	1,864,265	—	—	—	—
Bonus	—	664,764	—	664,764	664,764	664,764
Benefits Continuation	—	9,213	—	—	1,919	—
Unvested Stock Options	—	—	—	—	4,007,490	—
Unvested Stock Awards	—	21,694	—	21,694	21,694	21,694
Disability Benefits	—	—	—	8,333,857	—	—
Life Insurance Benefits	—	—	—	—	2,352,000	—
Total	—	**2,559,936**	—	**9,020,315**	**7,047,867**	**686,458**
William T. Giles(2)						
Severance Pay	—	656,250	—	—	—	—
Bonus	—	279,434	—	279,434	279,434	279,434
Benefits Continuation	—	10,377	—	—	1,919	—
Unvested Stock Options	—	—	—	—	1,500,500	—
Disability Benefits	—	—	—	5,480,988	—	—
Life Insurance Benefits	—	—	—	—	866,000	—
Total	—	**946,061**	—	**5,760,422**	**2,647,853**	**279,434**
James A. Shea(2)						
Severance Pay	—	632,250	—	—	—	—
Bonus	—	268,519	—	268,519	268,519	268,519
Benefits Continuation	—	6,594	—	—	991	—
Unvested Stock Options	—	—	—	—	2,524,125	—
Disability Benefits	—	—	—	1,087,266	—	—
Life Insurance Benefits	—	—	—	—	1,000,000	—
Total	—	**907,363**	—	**1,355,785**	**3,793,635**	**268,519**
Harry L. Goldsmith(3)						
Salary Continuation	—	1,093,500	—	—	—	—
Bonus	—	231,655	—	231,655	231,655	231,655
Benefits Continuation	—	12,023	—	—	1,981	—
Unvested Stock Options	—	2,263,938	—	—	2,387,813	—
Disability Benefits	—	—	—	3,594,103	—	—
Life Insurance Benefits	—	—	—	—	1,092,000	—
Total	—	**3,601,116**	—	**3,825,758**	**3,713,449**	**231,655**
Robert D. Olsen(3)						
Salary Continuation	—	809,000	—	—	—	—
Bonus	—	246,738	—	246,738	246,738	246,738
Benefits Continuation	—	12,283	—	—	1,919	—
Unvested Stock Options	—	1,492,900	—	—	1,972,738	—
Disability Benefits	—	—	—	3,963,333	—	—
Life Insurance Benefits	—	—	—	—	1,092,000	—
Total	—	**2,560,921**	—	**4,210,071**	**3,313,395**	**246,738**

(1) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflects the terms of Mr. Rhodes' severance arrangement described above, including

the features approved by the Compensation Committee in September 2007. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Bonus is shown at actual bonus amount for the 2007 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Upon disability, death or normal retirement, a prorated bonus is paid in accordance with Company policy. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Giles and Mr. Shea under the executive severance practice described above. Bonus is shown at actual bonus amount for the 2007 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Upon disability, death or normal retirement, a prorated bonus is paid in accordance with Company policy. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(3) Salary Continuation, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Goldsmith and Mr. Olsen under the terms of their respective employment agreements described above. Bonus is shown at actual bonus amount for the 2007 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Upon disability, death or normal retirement, a prorated bonus is paid in accordance with Company policy. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Messrs. Goldsmith's and Olsen's employment agreements provide that stock options continue to vest during the salary continuation period (3 years for Mr. Goldsmith and 2 years for Mr. Olsen). Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

Related Party Transactions

Our Board of Directors has adopted a Related Persons Transaction Policy (the "Policy") which requires the Audit Committee of the Board to review and approve or ratify all Related Person Transactions. The Audit Committee is to consider all of the available relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties generally. Related Person Transactions must also comply with the policies and procedures specified in our Code of Ethics and Business Conduct and Corporate Governance Principles described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the Securities and Exchange Commission, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. "Related Persons" include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has also adopted a Code of Business Conduct (the "Code of Conduct") that applies to the Company's directors, officers and employees. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Corporate Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

Equity Compensation Plans

Equity Compensation Plans Approved by Stockholders

Our stockholders have approved the 1996 Stock Option Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan, the Director Compensation Plan, the Director Stock Option Plan and the AutoZone, Inc. 2006 Stock Option Plan.

Equity Compensation Plans Not Approved by Stockholders

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were approved by the Board, but were not submitted for approval by the stockholders as then permitted under the rules of the New York Stock Exchange. Both of these plans were terminated in December 2002 and were replaced by the Director Compensation Plan and the Director Stock Option Plan, respectively, after the stockholders approved them. No further grants can be made under the terminated plans. However, any grants made under these plans will continue under the terms of the grant made. Only treasury shares are issued under the terminated plans.

Under the Second Amended and Restated Director Compensation Plan, a non-employee director could receive no more than one-half of the annual retainer and meeting fees immediately in cash, and the remainder of the fees were taken in common stock or deferred in stock appreciation rights.

Under the Fourth Amended and Restated 1998 Director Stock Option Plan, on January 1 of each year, each non-employee director received an option to purchase 1,500 shares of common stock, and each non-employee director who owned common stock worth at least five times the annual fee paid to each non-employee director on an annual basis received an additional option to purchase 1,500 shares of common stock. In addition, each new director received an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants were made at the fair market value as of the grant date.

Summary Table

The following table sets forth certain information as of August 25, 2007, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity Compensation plans approved by security holders	2,922,005	$79.85	5,612,434
Equity compensation plans not approved by securities holders	56,083	$42.96	0
Total	2,978,088	$79.16	5,612,434

Section 16(a) Beneficial Ownership Reporting Compliance

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the Securities and Exchange Commission and the New York Stock Exchange relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner. Copies of the insider trading reports can be found on the AutoZone corporate website at www.autozoneinc.com.

STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Stockholder proposals for inclusion in the Proxy Statement for the Annual Meeting in 2008 must be received by June 27, 2008. In accordance with our Bylaws, stockholder proposals received after August 14, 2008, but by September 13, 2008, may be presented at the Meeting, but will not be included in the Proxy Statement. Any stockholder proposal received after September 13, 2008, will not be eligible to be presented for a vote to the stockholders in accordance with our Bylaws. Any proposals must be mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198.

ANNUAL REPORT

A copy of our Annual Report is being mailed with this Proxy Statement to all stockholders of record.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 22, 2007

Board of Directors

Charles M. Elson[3*]
Edgar S. Woolard Jr.
Professor of Corporate Governance
University of Delaware

Sue E. Gove[1,3]
Consultant
Prentice Capital Management, LP

Earl G. Graves, Jr.[1,3]
President and CEO
Earl G. Graves Publishing

Dr. N. Gerry House[2,3]
President and CEO
Institute for Student Achievement

J. R. Hyde, III
AutoZone Founder
Chairman
GTx, Inc.

W. Andrew McKenna[1*,2,†]
Private Investor

George R. Mrkonic, Jr.[1,2]
Retired President/Vice Chairman
Borders Group, Inc.

William C. Rhodes, III
Chairman, President and CEO
AutoZone, Inc.

Theodore W. Ullyot[2*]
Executive Vice President and
General Counsel
ESL Investments

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
** Committee Chair*
† Lead Director

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, Rhode Island 02940-3069
(877) 282-1168
(781) 575-2723
http://www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:30 a.m., CST, on December 12, 2007, at the J. R. Hyde, III Store Support Center, 123 South Front Street, Memphis, Tennessee.

AutoZone Web Sites

Investor Relations:
http://www.autozoneinc.com
Company Web Site:
http://www.autozone.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young LLP
Memphis, Tennessee

Code of Ethical Conduct

AutoZone's Code of Ethical Conduct is available on its investor relations Web site at http://www.autozoneinc.com.

Form 10-K/Quarterly Reports

Stockholders may obtain free of charge a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101; e-mailing investor.relations@autozone.com or phoning (901) 495-7185.

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

Stockholders of Record

As of August 25, 2007, there were 3,604 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

AutoZone continues to be a true American success story and one of the highest rated retailers based on return on invested capital in the United States. It is an honor to share this Annual Report update with you, our customers, AutoZoners, and stockholders. We look forward to sharing our continued success with you well into the future.

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1979-2007

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THE JOURNEY CONTINUES


AutoZone

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500
www.autozone.com

END